Deutsche Investment Management Americas Inc. One Beacon Street Boston, MA 02108-3107 (617) 295-2572

November 30, 2016 VIA Electronic Transmission Office of Applications and Report Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Civil Action Documents Filed with Respect to Deutsche Multi-Market Income Trust (“KMM”) and Deutsche Strategic Income Trust (“KST”) (each a “Fund”)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of KMM and KST, pursuant to Section 33 of the Investment Company Act of 1940 Act, as amended, is a copy of (i) Defendants’ Notice of Motion to Dismiss; (ii) Defendants’ Motion to Dismiss; and (iii) Memorandum of Law in Support of Defendants’ Motion to Dismiss, with exhibits, which were filed on November 23, 2016 in the Superior Court Department of the Commonwealth of Massachusetts, with respect to Plaintiff’s lawsuit which names KMM, KST and each Fund’s Trustees as defendants in a lawsuit (Western Investment LLC, v. Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg).

If you have any questions regarding this filing please contact me at (617) 295-2572.

Sincerely,

/s/John Millette

John Millette

Director and Senior Counsel,

Deutsche Investment Management Americas Inc. - Legal Department

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

WESTERN INVESTMENT LLC,

Plaintiff,

v.

DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG,

Defendants.

C.A. No. 16-03082-BLS1

DEFENDANTS' NOTICE OF MOTION TO DISMISS

In accordance with Superior Court Rule 9E, the Deutsche Multi-Market Income Trust ("KMM") and the Deutsche Strategic Income Trust ("KST", and collectively with KMM, the "Funds") and the Trustees of the Funds, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg (collectively, with the Funds, "Defendants") state that on this 23rd day of November, 2016, the following listed documents will be served by email on all counsel of record:

1. Defendants' Motion to Dismiss; and

2. Memorandum of Law in Support of Defendants' Motion to Dismiss, with exhibits.

Respectfully submitted,

John D. Donovan, Jr., BBO #130950
Matthew L. McGinnis, BBO# 666120
ROPES & GRAY LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000
john.donovan@ropesgray.com
matthew.mcginnis@ropesgray.com

Attorneys for Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg

Dated: November 23, 2016

CERTIFICATE OF SERVICE

I hereby certify that on November 23, 2016 a true copy of Defendants' Notice of Motion to Dismiss was served by email on the following attorneys of record:

Thomas G. Shapiro
Adam M. Stewart
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston, MA 02210
tshapiro@shulaw.com
astewart@shulaw.com
Counsel for Plaintiff

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1350 Broadway
Suite 908
New York, NY 10018
gkeller@chitwoodlaw.com
Counsel for Plaintiff

Carol Shahmoon
CSS LEGAL GROUP, PLLC
1010 Northern Blvd., Suite 208
Great Neck, NY 11021
cshahmoon@csslegalgroup.com
Counsel for Plaintiff

Matthew L. McGinnis (BBO #666120)

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

WESTERN INVESTMENT LLC,

Plaintiff,

v.

DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG,

Defendants.

C.A. No. 16-03082-BLS1

ORAL ARGUMENT REQUESTED

DEFENDANTS' MOTION TO DISMISS

John D. Donovan, Jr., BBO# 130950
Matthew L. McGinnis, BBO# 666120
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000

Attorneys for Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg

Dated: November 23, 2016

Pursuant to Mass R. Civ. P. 12(b)(6), the Deutsche Multi-Market Income Trust, the Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg hereby move to dismiss all counts of the Complaint in the above-captioned action for failure to state a claim upon which relief can be granted. In support of this Motion, the defendants rely upon the accompanying Memorandum of Law in Support of Defendants' Motion to Dismiss, with exhibits.

WHEREFORE, the defendants respectfully request that this Court enter an order dismissing the Complaint in its entirety. *See* proposed form of Order.

Request for Oral Argument

Pursuant to Rules 9A(c)(2) and 9A(c)(3) of the Superior Court Rules, the defendants respectfully request oral argument on this Motion.

Respectfully submitted,

John D. Donovan, Jr., BBO #130950
Matthew L. McGinnis, BBO# 666120
ROPES & GRAY LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000
john.donovan@ropesgray.com
matthew.mcginnis@ropesgray.com

Attorneys for Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg

Dated: November 23, 2016

CERTIFICATE OF SERVICE

I hereby certify that on November 23, 2016 a true copy of Defendants' Motion to Dismiss was served by email on the following attorneys of record:

Thomas G. Shapiro
Adam M. Stewart
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston, MA 02210
tshapiro@shulaw.com
astewart@shulaw.com
Counsel for Plaintiff

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1350 Broadway
Suite 908
New York, NY 10018
gkeller@chitwoodlaw.com
Counsel for Plaintiff

Carol Shahmoon
CSS LEGAL GROUP, PLLC
1010 Northern Blvd., Suite 208
Great Neck, NY 11021
cshahmoon@csslegalgroup.com
Counsel for Plaintiff

Matthew L. McGinnis (BBO #666120)

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

WESTERN INVESTMENT LLC,

Plaintiff,

v.

DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG,

Defendants.

C.A. No. 16-03082-BLS1

[PROPOSED] ORDER GRANTING DEFENDANTS' MOTION TO DISMISS

Upon consideration of Defendants' Motion to Dismiss and any opposition thereto, it is hereby ORDERED, ADJUDGED, AND DECREED:

1. The Motion to Dismiss is **GRANTED**;

2. The Complaint filed by Plaintiff Western Investment LLC against Defendants is **DISMISSED WITH PREJUDICE**.

Hon. Edward P. Leibensperger
Justice of the Superior Court

Dated:

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

WESTERN INVESTMENT LLC,

Plaintiff,

v.

DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG,

Defendants.

C.A. No. 16-03082-BLS1

MEMORANDUM OF LAW IN SUPPORT OF
DEFENDANTS' MOTION TO DISMISS

John D. Donovan, Jr., BBO# 130950
Matthew L. McGinnis, BBO# 666120
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000

Attorneys for Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, and their Trustees

Dated: November 23, 2016

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Cases

Statutes

Rules

The defendants[1] respectfully submit this memorandum of law in support of their Motion to Dismiss pursuant to Massachusetts Rule of Civil Procedure 12(b)(6).

PRELIMINARY STATEMENT

Self-described activist investor Western Investment LLC ("Western") brought this action after its slate of four nominees failed to win seats on the Boards of KMM and KST (collectively, the "Funds") at the Funds' September 2016 trustee elections. Western's nominees – who ran on a platform that pushed to accelerate the Funds' scheduled 2018 liquidation by more than two years – received votes from approximately one-third and one-quarter of outstanding shares in KST and KMM, respectively. This was less than the majority of outstanding votes required to "elect" trustees under the Funds' governing documents. As a result, the Funds' incumbent trustees "held over," and Western's nominees were not seated.

Western does not dispute that the elections were conducted in accordance with the Funds' governing documents. It instead complains that *compliance* with the Funds' Declarations of Trust (the "Declarations") and By-Laws is itself a basis for liability, and that the defendants' decision "to apply" the rules those organic documents establish was a breach of contractual and fiduciary obligations. Western asks this Court to retroactively repeal the Funds' 2009 By-law amendment requiring a majority of shares outstanding vote for trustee elections, remove the four "holdover" Trustees from the Funds' Boards, and replace them with Western's slate – none of whom was ever elected by the shareholders. Western sought a "preliminary" injunction imposing that relief; that motion was denied.

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[1] The Deutsche Multi-Market Income Trust ("KMM") and the Deutsche Strategic Income Trust ("KST," and collectively with KMM, the "Funds") and the Trustees of the Funds, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg.

The failings that doomed Western's request for an injunction also defeat each of the claims in its Complaint. Western's assertions that the Trustees' "application" of the majority vote requirement to these elections constitutes a breach of fiduciary duty, violates the implied covenant of good faith and fair dealing, and is "unconscionable" are each untenable.

Western does not directly challenge the adoption of the majority vote By-law, and could not. Any claim that the By-law was improperly adopted has long since expired under the statute of limitations. In all events, Western's pleading does not advance any facts that would rebut the presumption of regularity and good faith that attaches under Massachusetts law and the Declarations to the Trustees' decision to enact the By-law. There are simply no facts in the Complaint that even hint at a lack of good faith or of a reasonable belief that the By-law was in the interest of the Funds. The fiduciary duty claim that Western *does* plead – that "application" of the By-law was improper because it ostensibly lacked a "compelling" purpose for *these* elections – turns the law on its head. Massachusetts law does not second-guess trustees' decisions by examining them against some artificial yardstick, and Massachusetts courts do not invoke fiduciary principles to upset the settled expectations of the shareholder body. It simply cannot be a breach of fiduciary duty to fail to rewrite the rules governing the electoral machinery at the eleventh hour just before the votes are cast. And no case – in any jurisdiction disclosed by the defendants' research – so holds.

Western's "implied covenant" and "unconscionability" claims regarding the "application" of the By-law to the 2016 elections are equally futile. Western overlooks the elementary principle that a breach of the implied covenant of good faith and fair dealing requires conduct *inconsistent* with the parties' settled expectations under the contractual relationship. Here, the Complaint admits that the Trustees *did* comply with the express terms of the Declarations and By-laws when conducting the 2016 elections, and *did* inform shareholders

about the rules that would apply. Indeed, even Western itself told the shareholders about those rules. Western's after-the-fact dissatisfaction with the consequences of applying pre-existing rules to the elections cannot amount to a breach of the implied covenant by the Trustees, much less make application of the governing documents "unconscionable."

Taken as a whole, the allegations here do not plausibly suggest that Western is entitled on any of its claims to the relief it seeks – a judicial reversal of the election results. As a result, this Court should dismiss Western's Complaint in its entirety and with prejudice.

BACKGROUND

For purposes of this motion, the defendants assume the truth of all factual allegations in the Complaint, "however doubtful." *Sandman* v. *Quincy Mut. Fire Ins. Co.*, 81 Mass. App. Ct. 188, 196 (2012). Documents incorporated by reference into the Complaint may be considered by the Court in connection with the motion. *Marram* v. *Kobrick Offshore Fund, Ltd.*, 442 Mass. 43, 45 n.4 (2004); *see also Beddall* v. *State St. Bank & Tr. Co.*, 137 F.3d 12, 17 (1st Cir. 1998) (documents on which a complaint depends and to which it refers "merge[] into the pleadings and the trial court can review [them] in deciding a motion to dismiss"). Here, the Complaint refers to the Declarations and By-laws in numerous paragraphs, *e.g.*, Compl. ¶¶ 5, 6, 24, 42, 49, as well as to the Funds' Joint Proxy Statement and other proxy materials, *id.* ¶¶ 4, 37.

A. The Funds, the 2009 By-law Amendment, and the 2016 Trustee Elections

KMM and KST are closed-end investment funds formed in 1989 and 1994, respectively, and organized as Massachusetts business trusts. Compl. ¶¶ 8–9.[2] The Funds are governed by substantively identical Declarations of Trust (the "Declarations") and are served by a board of eleven Trustees divided into three classes, with Trustees serving staggered three-year terms. *Id.*

[2] A closed-end fund issues a fixed number of shares that are not redeemable from the fund but are publicly traded. KMM and KST are both traded on the New York Stock Exchange.

¶¶ 2, 10–21. Western is a hedge fund managed solely by Arthur D. Lipson. *Id.* ¶ 7. Western has continuously held shares in KMM and KST since 1997 and 2002, respectively. *Id.*

The Funds' Declarations expressly authorize the Trustees to adopt, amend, and repeal By-laws "relating to . . . the rights or powers of its shareholders." Exs. 1–2 (Declarations) Art. IV, § 2 (hereinafter "Declarations").[3] The Declarations also provide for the so-called "holdover" of Trustees, through which a Trustee "shall serve as a Trustee . . . until the election . . . of his successor, if any." *Id.* Art IV, § 1(c). The Declarations thus expressly contemplate the possibility of failed elections, in which no new trustees are "elected" and the incumbent Trustees retain their seats.[4]

The Declarations set a default rule that trustees are to be elected by a plurality, *id.* Art. V, § 3, but explicitly provide that "a larger vote" may be "required by . . . the By-Laws," *id.* In 2009, the Trustees enacted a By-law requiring a majority of shares outstanding to elect a new trustee. Compl. ¶ 28; Exs. 3–4 (By-laws) § 2.11 (hereinafter "By-laws"). As amended, the By-laws also reiterated the Declarations' provision that an incumbent Trustee would "hold over" in the event that no nominee received the required majority vote. By-laws § 2.09; *see* Declarations, Art. IV, § 1(c).

In describing the background that led to the current dispute, the Complaint asserts in general terms that the Trustees enacted the 2009 majority vote By-law in response to activist threats designed to seize control of management of the Funds. Compl. ¶ 25. But the pleading supplies no factual allegations about the circumstances of the Trustees' conduct, the nature of the threat, the platform any activist proposed, the alternatives the Trustees considered, the advice

3 Copies of the Funds' Declarations, the Funds' By-laws, and excerpts of the Funds' Joint Proxy Statement dated August 18, 2016, are appended hereto as Exhibits 1–5.

4 The holdover requirement is virtually universal in American corporate law. It is required by both the Massachusetts Business Corporation Law, *see* G.L. c. 156D, § 8.05(e) ("Despite the expiration of a director's term, he shall continue to serve until his successor is elected and qualified . . . ."), and the Delaware Corporate Code, *see* 8 Del. Code § 141(b) ("Each director shall hold office until such director's successor is elected and qualified . . . .").

upon which they acted, or anything to place the Trustees' decision in context. In fact, the existence of provisions requiring a majority to elect trustees or directors of publicly held enterprises is common.[5] The insistence in organic documents that a majority of outstanding shares vote to elect a director or trustee – even in a contested election – precludes activists like Western from taking board seats to pursue their own interests unless they are actively supported by a majority of the shareholder body. A majority vote measure protects shareholders from the tyranny of a minority who would change management, expectations, or other aspects of a Fund that shareholders bought into. Western, which was a shareholder when the By-law was enacted, does not allege that it was unaware of this By-law when it was adopted. Nor does it contend that its adoption was somehow an *ultra vires* act.

In 2016, the Trustees announced their intention to terminate the Funds and make liquidating distributions to shareholders no later than December 31, 2018. Ex. 5 (8/18/16 KMM/KST Joint Proxy) at 3. The Trustees stated that they believed the 2018 termination date "fairly balances the interests of all shareholders," including those who valued the "steady stream of income" the Funds provide, as well as those who sought an immediate liquidation of their shares at net asset value. *Id.* at 21. In response, Western announced that it would nominate a slate of four Trustee nominees at the 2016 shareholder meetings to oppose the class of incumbent Trustees whose three-year terms were expiring and would seek an accelerated liquidation. Compl. ¶ 36; Ex. 5 (8/18/16 KMM/KST Joint Proxy) at 3, 19–21. The Complaint admits that both the Funds and Western told shareholders that, consistent with prior practice, "[a] majority of the shares

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[5] For example, PCM Fund and Korea Fund both require the affirmative vote of a majority of shares, not merely a plurality. PCM Fund, Inc., Proxy Statement (Mar. 11, 2016) at 34; Korea Fund, Inc., Proxy Statement (Sept. 12, 2016) at 2; *see also* Venable LLP, *Protecting Closed-End Investment Companies Under Maryland Law*, available at https://www.venable.com/files/Publication/91eee1ed-761a-4524-9f34-c5a878dd1d94/Presentation/PublicationAttachment/6569809c-2c82-4021-835d-cab429e637e4/Clients_and_Friends_Memo--Protecting_Closed-End_Funds_5-11.pdf (last accessed Nov. 23, 2016) ("Many closed-end funds formed in recent years" have included majority vote requirements).

outstanding and entitled to vote" was required to "elect a Board Member Nominee." Compl. ¶¶ 4, 37; Ex. 5 (8/18/16 KMM/KST Joint Proxy) at 16.

Three days before the shareholders' meetings, Western submitted a letter to the Boards of the Funds demanding that the Trustees ignore the seven-year-old majority vote By-law and provide assurances that Western's nominees would be seated "should the opposition slate get more votes than the incumbents." Compl. ¶ 41; *id.* at Ex. A (9/27/16 Western Demand Ltr.) at 3.

The shareholders' meetings were held on September 30, 2016. *Id.* ¶ 1. The Complaint does not suggest that the elections were conducted unfairly or in violation of any requirement or that shareholders were prevented from voting. Western's slate of nominees received votes from approximately a third of the shares outstanding in the KST election, and little more than a quarter in the KMM election. *See id.* ¶ 3. No nominee received a majority of outstanding shares, and thus the incumbent Trustees held over as Trustees as required by the Declarations and By-laws. *Id.* ¶ 38.

B. Western's Claims

Western challenges the Trustees' "application" of the majority vote By-law in connection with the 2016 shareholder meetings. Western does not claim that the Trustees' application of these provisions breached a specific provision of the Declarations or By-laws. Western instead claims that the Trustees' adherence to this 2009 By-law in 2016 breached their fiduciaries duties (Count I) because it amounted to "wrongful[] entrench[ment]" of the four incumbent Trustees and "interfere[nce] with the shareholder franchise," *id.* ¶ 45, without "a compelling justification," *id.* ¶ 46. Western also contends that "application" of the By-laws violated the implied covenant of good faith and fair dealing (Count II) and is "unconscionable" (Count III) because election rules must be "reasonable," *id.* ¶ 49, and "[b]y definition" the nominee who secures the "most votes . . . is the winner," *id.* ¶ 51. Western has voluntarily dismissed Count IV, which claimed violations of

the Investment Company Act of 1940. Count V does not assert an independent claim for relief, but rather requests a permanent injunction on the basis of Western's other claims to retroactively change the rules of the 2016 elections, unseat the four incumbent Trustees who "held over" following the elections, and immediately install Western's four nominees.

C. Procedural History

Western filed this lawsuit on October 5, 2016 – eight days after serving its demand letter on the Boards. Compl. ¶ 41; *id.* at Ex. A (9/27/16 Western Demand Letter). Shortly thereafter, Western moved for a preliminary injunction asking this Court to do what the shareholders would not: unseat the four incumbent Trustees and replace them with Western's non-elected nominees. Following a hearing on November 3, 2016, this Court denied Western's motion, finding that Western had failed to meet its burden on any of the requirements for a preliminary injunction. In particular, the Court found that Western did not exhibit a reasonable likelihood of success on any of its claims because, among other things, the elections were "performed exactly according to the terms of the declarations and bylaws . . . [which] created the expectations of the [shareholder] constituents." Prelim. Inj. Hr'g Tr. ("PI Hr'g. Tr.") at 40:24–41:4. The Court then set a briefing schedule for the defendants' motion to dismiss Western's Complaint in its entirety.

ARGUMENT

Massachusetts Rule of Civil Procedure 12(b)(6) is intended "to permit prompt resolution of a case where the allegations in the complaint clearly demonstrate that the plaintiff's claim is legally insufficient." *Harvard Crimson, Inc.* v. *Pres. & Fellows of Harvard Coll.*, 445 Mass. 745, 748 (2006). To survive a motion to dismiss, a plaintiff must make "factual allegations plausibly suggesting (not merely consistent with) an entitlement to relief, in order to reflect[] the threshold requirement of [Fed. R. Civ. P.] 8(a)(2) that the plain statement possess enough heft to sho[w] that

the pleader is entitled to relief." *Iannacchino* v. *Ford Motor Corp.*, 451 Mass. 623, 636 (2008) (adopting and quoting *Bell Atl. Corp.* v. *Twombly*, 550 U.S. 544 (2007)) (internal quotation marks omitted, alterations in original). The Complaint here falls short of that elementary standard.

I. THE COMPLAINT DOES NOT ALLEGE A COGNIZABLE CLAIM FOR BREACH OF FIDUCIARY DUTY (COUNT I).

A. The Complaint Does Not Plausibly Allege that the Trustees Wrongfully "Applied" the Majority Vote Requirement to the 2016 Elections.

The Complaint charges that the Funds' Trustees breached their fiduciary duties by "applying" the majority vote By-law to the 2016 elections. Compl. ¶¶ 45–47. According to the pleading, "application" of the long-established majority vote requirement, consistent with the disclosures the Funds and Western made to the shareholders, was invalid because it "entrenched" the Trustees and lacked a "compelling justification." *Id.* Stated another way, Western contends that the Trustees breached their fiduciary obligation by not repealing or otherwise rewriting the By-law just before shareholders voted.

Western's contentions import inapplicable concepts from other jurisdictions and generally jumble established Massachusetts jurisprudence on the conduct of directors and trustees. More important, the Complaint operates primarily as an instrument for argument, unadorned with facts sufficient to trigger judicial review of the Trustees' conduct. Beyond the labels of "entrenchment" and "compelling justification," the pleading does not articulate factual allegations that rebut the presumption of regularity that applies to the Trustees' decision to apply the rules as written to the 2016 elections. But those factual specifics are required by Massachusetts law and the Declarations. Trustees are *presumed* to have "acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the company." *MAZ Partners LP* v. *Shear*, No. CV 11-11049-PBS, 2016 WL 4574640, at *5 (D. Mass. Sept. 1, 2016). Accordingly, "[t]he burden is on the party challenging the decision to establish facts rebutting the presumption." *Id.*

Here, however, the Complaint does not begin to say how any Trustee (much less the required majority of Trustees) was "entrenched" by application of the pre-existing By-law, why a decision to apply the By-law according to all parties' understanding could *not* have been the reasoned exercise of a legitimate belief that it was in the interest of the Funds, or that any Trustee failed to act in "good faith." Western does not even allege in conclusory terms that the Trustees' adherence to the majority vote By-law in 2016 was *not* in "good faith," *not* "reasonably believe[d] to be in the best interest of the corporation," or *not* consistent with the "care" of "an ordinary prudent person" in "similar circumstances." G.L. c. 156D, § 8.30(a). But just as those sorts of allegations are preconditions to the liability of corporate directors under G.L. c. 156D, § 8.30(a), they are required under the Declarations. The Funds' organic documents exonerate Trustees from liability except for "willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else." Exs. 1–2, Art. VII, § 3. The absence of factual allegations that shoehorn Western's contentions into these exclusive bases for liability is fatal to the fiduciary duty claim.

1. *The Complaint Does Nothing to Rebut the Presumption that the Trustees Acted in Good Faith by Applying the Rules as Written.*

The sort of factual allegations that Western is obliged to advance are not simply absent from the pleading; they are impossible for Western to articulate on the current record. Under Massachusetts law, the determination of whether a Trustee or director's conduct is in "good faith" is a "subjective test" that is not satisfied simply by allegations of unwise[]" or "negligent[]" acts. *See* G.L. c. 156D, § 8.51 cmt. (2005). Rather, "[a] breach of the fiduciary duty to act in good faith . . . occurs where a director's conduct is motivated by subjective bad faith, which is an *actual intent to do harm*, or where the director has engaged in an *intentional dereliction* of duty or a *conscious disregard* for his or her responsibilities." *See Blake* v. *Smith*, No. 0300003B, 2006

WL 4114305, at *7 (Mass. Super. Ct. Dec. 11, 2006) (granting motion to dismiss shareholder derivative claim) (emphasis added). The concept of bad faith "imports a dishonest purpose or some mortal obliquity. It implies conscious doing of wrong. It means a breach of a known duty through some motive of interest or ill will. It partakes of the nature of fraud." *Spiegel* v. *Beacon Participations, Inc.*, 297 Mass. 398, 416 (1937).

Nothing in Western's Complaint even hints at "intentional" misconduct, "conscious disregard" of obligations, or "moral obliquity." To the contrary, from all that appears, the Trustees were motivated to apply the organic documents' requirements as written, to preserve the settled expectations of shareholders based upon the disclosure of *all* parties, and to preclude Western from usurping board seats and acting on its own self-interested plan unless a majority of the outstanding shares agreed with that plan. The Complaint's contention that the Boards failed to change the rules of the elections at the last minute does not supply the factual basis to permit an inference of misfeasance, bad faith, or recklessness. Quite the opposite: Yielding to this last-minute demand would have been contrary to the settled expectations of all shareholders, who repeatedly were advised that the election of new Trustees required votes from a majority of outstanding shares. Indeed, the defendants are unaware of any case – and counsel's research has disclosed none – in which a board's *adherence* to its contractual obligations[6] has been held to constitute a breach of fiduciary duties. As a result, the Complaint fails to plausibly rebut the presumption of regularity that applies to the Trustees' reasoned adherence to a longstanding by-law.

Western's use of the epithet "entrench[ment]," Compl. ¶ 45, does not alter this conclusion. Western contends that the Trustees advanced their own interests over the will of shareholders by refusing to ignore the majority vote By-law and the Declarations' holdover provision. *Id.* ¶ 5. In

[6] *See Jessie* v. *Boynton*, 372 Mass. 293, 303 (1977) (a fund's declaration of trust and by-laws constitute a contract between the trustees and the fund's shareholders).

Massachusetts, the duty of loyalty is intended to protect shareholders against "self-interested" transactions by directors, who neglect their "absolute fidelity" to the corporation by placing their own financial or business interests above the company's. *See Spiegel*, 297 Mass. at 410–11 (duty of loyalty prohibits directors from "serv[ing] two masters whose interests are antagonistic"); *Orsi* v. *Sunshine Art Studios, Inc.*, 874 F. Supp. 471, 475 (D. Mass. 1995) (director's duty of loyalty "require[s] that he be loyal to the corporation and that he not promote his own interests in a manner injurious to the corporation"). Thus, the duty of loyalty is triggered when corporate directors enter into transactions with the corporation, exploit business opportunities in which the corporation might be interested, or engage in competition with the corporation.[7]

Here, however, faithful adherence to the Funds' governing documents involved no self-dealing, no usurpation of corporate opportunity, and no entrenchment. Adherence to what the organic documents required was perfectly consistent with the Trustees' "absolute fidelity" owed to the Funds and their shareholders. The only possible "competing" loyalty held by four of the Trustees was to their board seats. But that ignores the context the Complaint concedes: Only four of eleven Trustees were even up for election in 2016, so there can be no plausible allegation that *a majority* of the Board was acting out of self-preservation at all. And in all events, any "entrenchment" in these circumstances is illusory. The Trustees have adopted a plan to liquidate the Funds by 2018, and have thus already voted to remove themselves from office.[8] Western has thus failed to rebut the

---

[7] *See, e.g.*, *Durfee* v. *Durfee & Canning, Inc.*, 323 Mass. 187, 198 (1948) (duty of loyalty triggered where director of D&C who established a new company that resold natural gasoline to D&C at a profit impermissibly "acquired gain or advantage for himself"); *Pointer* v. *Castellani*, 455 Mass. 537, 555 (2009) (duty of loyalty implicated where director engaged in sale of company's own real estate when opportunity "belonged to the business").

[8] *Cf. Montini* v. *Lawler*, Nos. 12-11296-DJC, 2014 WL 1271696, at *12 (D. Mass. Mar. 26, 2014) (the fact that two directors "left the Company following the June 2012 disclosure of alleged wrongdoing demonstrates a lack of entrenchment by the Board" in the context of whether directors' adoption of a poison pill demonstrated sufficient "entrenchment" to call into question the objectivity of the board in excusing demand) (applying Delaware law).

presumption that the Trustees' adherence to the Funds' contractual obligations was a valid exercise of their business judgment.

2. *Delaware's* **Blasius** *Standard Is Inapplicable.*

Western's claim that some "compelling justification" was required to leave the existing rules of the electoral machinery in place cannot withstand scrutiny. The legal requirement of a "compelling justification" for adhering to the long-established majority vote requirement of the By-law is sheer invention. Why should *these* elections suddenly require a "compelling justification" for continued application of the rules of the electoral machinery that no previous election needed? Western's only answer is that Delaware law sometimes requires a "compelling justification" for ostensible "interference" with the shareholders' franchise. Compl. ¶ 46; *see also Blasius Indus., Inc.* v. *Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988). But *Blasius* is not the law in Massachusetts and would not apply to these circumstances anyway.

First, although some Delaware courts have applied "heightened scrutiny" to certain director actions that would have the effect of altering corporate control, or require a "compelling justification" for certain actions affecting the shareholder franchise, Massachusetts courts have explicitly rejected judge-made sliding scales of review. They have instead deferred to the statutory liability standard requiring proof that directors' conduct was not undertaken in good faith and in the reasonable belief that it was in the best interests of the enterprise. *See Seidman* v. *Cent. Bancorp, Inc.*, No. 030547BLS, 2003 WL 21528509, at *9–10, 12 (Mass. Super. June 30, 2003) (rejecting application of any "additional or heightened scrutiny" and instead applying the standard for director conduct expressed in G.L. c. 156D, § 8.30); *Keros* v. *Mass. Mut. Life Ins. Co.*, 958 F. Supp. 2d 306, 314 n.6 (D. Mass. 2013) ("[Delaware's *Blasius* standard] has not been adopted by any federal or state court in Massachusetts.").

Second, the principles that *Blasius* espouses operate to prevent actions that *dis*enfranchise shareholders. But even on Western's own allegations, no shareholder of the Funds was disenfranchised. Every shareholder had the same opportunity to vote, and every shareholder's vote was counted just as the By-laws require. Western's claim that *Blasius* review attaches because the Trustees should *not* have applied the rules as written, or should instead have rewritten or repealed them at the last minute, turns *Blasius* upside down. Indeed, Western's proposed application of *Blasius* would have the perverse effect of disenfranchising shareholders who relied on Western's *own* disclosure that a majority of the outstanding shares was required to "elect" a Trustee. *That* is real "interference" with the electoral franchise. The Trustees' consistent compliance with the voting rules effects no similar "interference," with or without a "compelling justification."

B. The Complaint Does Not and Cannot Challenge the Trustees' Adoption of the Majority Vote By-law in 2009.

As noted above, Western's Complaint by its terms only challenges the "application" of the majority vote By-law to the 2016 elections, *see* Compl. ¶¶ 45–47, and does not contend that the Trustees' adoption of the By-law in 2009 was unlawful, *ultra vires*, or otherwise a breach of fiduciary duty. Indeed, it could not. Any claim that the By-law was invalidly adopted is time-barred. And any claim that the Trustees breached their fiduciary duties in adopting it lacks the factual predicate required to sustain such a cause of action.

1. *The Statute of Limitations Has Elapsed.*

Any challenge today to the Board's 2009 actions in adopting the majority vote By-law is untimely. The statute of limitations for breach of fiduciary duty claims under Massachusetts law requires such claims to be brought within three years of accrual of the claim. *See* G.L. c. 260, § 2A; *see also Doe* v. *Harbor Sch., Inc.*, 446 Mass. 245, 254 (2006) (applying § 2A to fiduciary duty claim). The Complaint advances no reason why that three-year period should be tolled. To

the contrary, as the Court observed in the PI Hearing and as the Complaint itself makes clear, Western is a longstanding shareholder who was "there when this bylaw was adopted and ha[s] essentially slept on [its] rights with respect to challenging whether that adoption of a bylaw is a breach of fiduciary duty for – for all of these years." PI Hr'g Tr. 43:8–11. A "facial" challenge to the 2009 enactment of the By-law is therefore untimely.

2. *Western Cannot Rebut the Presumption that the Defendants Acted in Good Faith When They Enacted the Majority Vote By-Law in 2009.*

Even if Western's claim were timely, however, the Complaint fails to overcome Massachusetts' robust protections for board actions. As noted above, directors generally must act "(1) in good faith; (2) with the care that a person in a like position would reasonably believe appropriate under similar circumstances; and (3) in a manner the director reasonably believes to be in the best interests of the corporation." G.L. c. 156D, § 8.30(a). If he does, he "is not liable for any action taken as a director, or any failure to take any action." G.L. c. 156D, § 8.30(c). Likewise, the Declarations preclude actions against a Trustee except for "his own willful misfeasance, bad faith, gross negligence or reckless disregard" of duties. Declarations, Art. VII, § 3. Just as with Western's claim that the Trustees wrongfully *applied* the majority vote By-law in 2016, a challenge to its *adoption* in 2009 would require factual allegations sufficient to rebut the presumptions of regularity and good faith.

The only allegations in the Complaint that even bear upon the 2009 adoption of the By-law merely recite a brief background for the Trustees' action, which is described as "in response to shareholder activists and the potential for a proxy contest." Compl. ¶ 4; *see also id.* ¶ 25. But that factual background does not supply any context for the Trustees' decision, hint at its business justification, or suggest that it was improperly motivated. As noted above, it is self-evident that requiring a majority vote to elect trustees generally has the effect of precluding shareholders from

advancing their own personal objectives unless a majority of their peers agree with their proposals. And surely acting in the reasonable belief that such an effect is in the interest of the Funds is plausible.[9] But the *opposite* is *not* plausible. Since the Trustees are presumed to act in the interests of the Funds, nothing in the recitation of the background to the Trustees' actions suggests "willful misfeasance, bad faith, gross negligence or reckless disregard" of duties. In the absence of *any* allegations about motive, interest, review, alternatives or the like, an inference that Trustees were "intentionally" acting to harm the corporation, "consciously disregarded" the interests of shareholders, or were motivated by some "moral obliquity" is impossible. And that is fatal to any claim that that adoption of the 2009 By-law was invalid.

II. WESTERN'S CONTRACT-BASED CLAIMS FAIL AS A MATTER OF LAW (COUNTS II & III).

Western alleges that the adoption and application of the majority vote By-law (i) constitute a breach of the implied covenant of good faith and fair dealing, Compl. ¶¶ 49–51; and (ii) would be "unconscionable," *id.* ¶¶ 55–58. And although Western contends that the majority vote requirement makes it "virtually impossible" for an insurgent nominee to receive enough votes to be seated, *id.* ¶ 4, it does not challenge the Declarations' holdover provision, which expressly contemplates the occurrence of failed elections. Nor does it claim that the Funds' 2016 adherence to the 2009 majority vote By-law somehow breached any express term of the Funds' governing

9 Actions by trustees that have the effect of inhibiting changes in control or that are otherwise "defensive" in character are judged by the same standards. *See Seidman*, 2003 WL 21528509, at *8 (board's adoption of poison pill to discourage hostile takeover did not reverse presumption of business judgment rule); *In re Gaylord Container Corp. S'holders Litig.*, 753 A.2d 462, 464 (Del. Ch. 2000) (board's adoption of defensive measures in advance of elimination of company's dual class voting structure "cannot be deemed . . . unreasonable"); *see also Heit* v. *Baird,* 567 F.2d 1157, 1161 (1st Cir. 1977) ("[M]anagement has not only the right but the duty to resist by all lawful means persons whose attempt to win control of the corporation, if successful, would harm the corporate enterprise."); *Ivanhoe Partners* v. *Newmont Mining Corp.*, 535 A.2d 1334, 1338 (Del. 1987) (board's defenses against threat of hostile tender offer were reasonable in relation to threats posed); *La. Mun. Police Emps.' Ret. Sys.* v. *Fertitta*, No. CIV 4339-VCL, 2009 WL 2263406, at *8 (Del. Ch. July 28, 2009) (*failure* to take defensive measures in the face of an obvious threat may support reasonable inference that the board breached its fiduciary duties).

documents. Nor could it: As the Court observed at the PI Hearing, "the contract was performed exactly according to the terms of the declarations and the bylaws." PI Hr'g Tr. 40:23–25.

The Funds' organic documents confirm as much. The Declarations explicitly require holdover when no nominee is "elected" by the requisite quantum of vote. Declarations, Art. IV, § 1(c). The Declarations further delegate to the Trustees the power to adopt, amend, and repeal By-laws "relating to . . . the rights or powers of its shareholders." *Id.* Art. IV, § 2. That includes the plenary authority to adopt By-laws requiring a "larger [shareholder] vote" for decisions including the election of Trustees. *Id.* Art. V, § 3. Thus, in 2009, the Trustees amended the Funds' By-laws to require a majority of the shares outstanding for election of a Trustee. By-laws § 2.11. Absent such a majority, the existing Trustees hold over and continue to serve. *Id.* § 2.09; *see also* Declarations, Art. IV, § 1(c).

As the Complaint admits, the Funds then applied these rules to the 2016 elections as they were required to do. There can thus be no breach of contract and, for the reasons outlined below, no tagalong claim of lack of good faith or unconscionability.

A. The Implied Covenant of Good Faith and Fair Dealing Is Not Breached by Compliance with Express Contractual Obligations (Count II).

Western's claim of breach of the implied covenant of good faith and fair dealing is untenable. Western alleges that the power of the Trustees under the Declarations to adopt and amend By-laws "is constrained by the implied duty of good faith and fair dealing" and that the majority vote By-law adopted in 2009 "is not reasonable" because, "[b]y definition," the nominee who secures the "most votes . . . is the winner." Compl. ¶¶ 49–51. Although the Funds' governing instruments are, like all Massachusetts contracts, subject to the implied covenant of good faith and fair dealing, *Chokel* v. *Genzyme Corp.*, 449 Mass. 272, 276 (2007), that covenant is "only as broad as the contract" itself, *id.* (internal quotation marks and citations omitted). The implied covenant likewise cannot change or

invalidate the contract's express terms. *See Ayash v. Dana Farber Cancer Inst.*, 443 Mass. 367, 385 (2005) (implied covenant "concerns the manner of performance").

The Trustees' compliance with the express terms of the Declarations and By-laws cannot breach any implied term. The purpose of the implied covenant is to ensure that neither party interferes with the other's ability to enjoy the fruits of the contract to which they have agreed, *Anthony's Pier Four, Inc. v. HBC Assocs.*, 411 Mass. 451, 471–72 (1991), and that, when performing the obligations of the contract, the parties "remain faithful to [their] intended and agreed expectations," *Uno Rests., Inc.* v. *Bos. Kenmore Realty Corp.*, 441 Mass. 376, 385 (2004). A breach of the implied covenant thus occurs only when one party violates the reasonable expectations of the other. *Cadle Co.* v. *Vargas*, 55 Mass. App. Ct. 361, 366 (2002).

The Complaint acknowledges that all parties involved in the 2016 elections understood that the majority vote By-law would be applied. Indeed, all shareholders, including Western, were informed in advance that the majority vote requirement spelled out in the By-laws would apply. *See* Compl. ¶ 37. And Western clearly understood that it would apply, since it wrote to the Trustees on the eve of the elections to demand that the Boards not apply the majority requirement. *Id.* at Ex. A (9/27/16 Western Demand Ltr.). As a result, although Western now contends that it thinks that the nominee who secures the "most votes" should be "the winner," it plainly understood otherwise before the elections. The parties' "intended and agreed expectations" were that the elections would proceed as the Declarations and By-laws required. There is no requirement in the Declarations or By-laws that any result be "reasonable" in Western's eyes. And the documents do not say the nominee with the "most votes" is elected; they explicitly say a "majority" is required to "elect" a Trustee. There was thus no breach of the implied covenant of good faith and fair dealing.

The SJC's decision in *Chokel* compels the same result. There, the Court held that shareholders "could not reasonably have understood or expected that [Genzyme's] directors would be limited" in their ability to act to redeem a class of shares "at any time," since the articles of incorporation explicitly authorized them to do so. 449 Mass. at 276 (denying breach of implied covenant claim). So too here. The Funds' shareholders – including Western – could not have reasonably expected that the Trustees would suddenly ignore a longstanding By-law governing the conduct of elections. Furthermore, imposing such a limitation based on Western's vague appeal to "fairness," *see* Compl. ¶ 51, would, like the plaintiff's position in *Chokel*, be "contrary to the explicit authority of the directors," would add "new requirements and undue complexity to the directors' exercise of their authority," and "most important[ly] . . . would lead to uncertainty where the articles are clearly intended and structured to provide certainty and predictability," 449 Mass. at 276.

The Complaint offers nothing to suggest a contrary conclusion here. All parties – the Trustees, the shareholders, and Western itself – knew what rules governed trustee elections and could only have "reasonably expected" that those would apply. As this Court observed at the PI Hearing, "there can't be a breach of implied covenant of good faith and fair dealing because those bylaws and those declarations created the expectations of the constituents and [the elections] occurred pursuant to those expectations." PI Hr'g Tr. 41:1–4. The relief sought by Western would not protect those shareholder expectations. It would instead defeat them.[10] Count II should be dismissed.

[10] *See also id.* at 42:16–21 ("I'm particularly concerned about [changing the status quo] because both sides informed shareholders of what the election was about and what the vote would be re – what the vote requirement would be in order to elect these shareholders. And shareholders presumably then voted with the expectation of knowing what would be required.").

B. Application of the Majority Vote By-Law Does Not Render It Unconscionable (Count III).

Western's unconscionability claim likewise fails. Western does not suggest that the majority vote By-law is somehow facially unconscionable; rather, it simply claims that "[t]he 'majority of outstanding' bylaw is unconscionable as applied to a contested election for trustees." Compl. ¶ 55. But unconscionability is determined based upon the circumstances in which a contract was entered and "at the time [it] was executed by the parties" – not upon its "application" some seven years later. *United Cos. Lending Corp.* v. *Sargeant*, 20 F. Supp. 2d 192, 206 (D. Mass. 1998); *see also Zapatha* v. *Dairy Mart, Inc.*, 381 Mass. 284, 291–93 (1980). That Western believes a facially valid contract to now be unconscionable when applied to a contested election is no basis for relief.[11]

In any event, the doctrine of unconscionability does not entitle Western to relief here. The hallmarks of unconscionability are "oppression and unfair surprise." *Waters* v. *Min Ltd.*, 412 Mass. 64, 68 (1992). Both are entirely absent here. The Complaint does not contend that shareholders were not aware of the powers granted to the Trustees under the Declarations when they purchased shares. It does not contend that they were not aware of the 2009 By-law amendments. And it does not even contend that the shareholders were not aware that the majority vote By-law would govern the 2016 elections – quite to the contrary, it *admits* that both the Trustees *and* Western told shareholders that the majority vote rule would apply. There is thus not even the slightest hint of "unfair surprise," much less any suggestion that shareholders did not understand precisely what their vote – or choice not to vote – would mean. Count III should accordingly be dismissed.

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[11] Moreover, Western is a sophisticated investor, and the doctrine of unconscionability "is not typically applied to . . . dealings between business entities." *Bos. Helicopter Charter, Inc.* v. *Agusta Aviation Corp.*, 767 F. Supp. 363, 375 (D. Mass. 1991); *see also Computer Sales Int'l, Inc.* v. *Lycos, Inc.*, No. Civ. 05-10017 RWZ, 2005 WL 3307507, at *7 (D. Mass. Dec. 6, 2005) (dismissing unconscionability claim because "doctrine is inapplicable" where "[b]oth parties were business entities with considerable commercial experience" and thus claim was "insufficient as a matter of law").

III. WESTERN'S DERIVATIVE CLAIMS ARE PREMATURE.

Western purports to assert derivative claims on behalf of the Funds. Compl. ¶ 40. But the claims are not derivative. Western does not seek to vindicate some claim that attaches to the Funds; it seeks to install its own nominees on the Boards. The relief sought is strictly personal. Even if the claims are derivative, they are also untimely. The Complaint concedes that Western's demand was delivered to the Boards three days before the annual meetings and a mere eight days before Western filed suit. *Id.* ¶¶ 40–41; *id.* at Ex. A (9/27/16 Western Demand Letter). General Laws c. 156D, § 7.42(2) imposes a ninety-day waiting period following demand that will only be waived where there is a risk of irreparable injury. The standard for showing irreparable injury is the same as for a preliminary injunction, *see* G.L. c. 156D, § 7.42(2) cmt. 3, and this Court has already found that Western failed to satisfy that standard, because, among other things, Western has been a shareholder in both Funds for more than a decade. *See* P.I. Hr'g Tr. 43:5–11; Compl. ¶ 7. As a result, Western cannot reasonably claim that it may circumvent § 7.42's waiting period when the basic facts of its Complaint have been known for more than seven years – yet it waited until the elections were over before seeking relief. Any derivative claims asserted by Western should accordingly be dismissed.

CONCLUSION

For the foregoing reasons, the Complaint should be dismissed, with prejudice, for failure to state a claim upon which relief may be granted pursuant to Rule 12(b)(6) of the Massachusetts Rules of Civil Procedure.

Respectfully submitted,

John D. Donovan, Jr., BBO #130950
Matthew L. McGinnis, BBO# 666120
ROPES & GRAY LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000
john.donovan@ropesgray.com
matthew.mcginnis@ropesgray.com

Attorneys for Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg

Dated: November 23, 2016

CERTIFICATE OF SERVICE

I hereby certify that on November 23, 2016 a true copy of The defendants' Memorandum of Law in Support of The defendants' Motion to Dismiss was served by email on the following attorneys of record:

Thomas G. Shapiro
Adam M. Stewart
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston, MA 02210
tshapiro@shulaw.com
astewart@shulaw.com
Counsel for Plaintiff

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1350 Broadway
Suite 908
New York, NY 10018
gkeller@chitwoodlaw.com
Counsel for Plaintiff

Carol Shahmoon
CSS LEGAL GROUP, PLLC
1010 Northern Blvd., Suite 208
Great Neck, NY 11021
cshahmoon@csslegalgroup.com
Counsel for Plaintiff

Matthew L. McGinnis (BBO #666120)

EXHIBIT 1

<DOCUMENT>
<TYPE>EX-99.(A)(2)
<SEQUENCE>2
<FILENAME>c12480exv99wxayx2y.txt
<DESCRIPTION>AMENDED AND RESTATED DECLARATION OF TRUST
<TEXT>

Exhibit (a)(2)

KEMPER MULTI-MARKET INCOME TRUST
(FORMERLY KEMPER TRUST #8)

AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

JANUARY 9, 1989

AGREEMENT AND DECLARATION OF TRUST made, amended and restated at Boston, Massachusetts this 9th day of January, 1989, by the Trustee hereunder, and by the holders of various classes of shares of beneficial interest to be issued hereunder as hereinafter provided.

WITNESSETH

WHEREAS, the Trustee hereunder is desirous of forming a trust for the purposes of carrying on the business of management investment company; and

WHEREAS, in furtherance of such purposes, the Trustee and any successor Trustees elected in accordance with Article IV hereof are acquiring and may hereafter acquire assets and properties, to hold and manage and trustees of a Massachusetts voluntary association with transferable shares in accordance with the provisions hereinafter set forth.

NOW, THEREFORE, the Trustee and any successor Trustees elected in accordance with Article IV hereof hereby declare that they will hold all cash, securities and other assets and properties, which they may from time to time acquire in any manner as Trustees hereunder in trust to manage and dispose of the same upon the following terms and conditions for the pro rata benefit of the holders from time to time of shares in this Trust as hereinafter set forth.

ARTICLE I

Name and Definitions

Name and Registered Agent

Section 1. This Trust, which has heretofore been known as Kemper Trust #8, shall hereafter be known as Kemper Multi-Market Income Trust and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine. The registered agent for the Trust in Massachusetts shall be CT Corporation System whose address is 2 Oliver Street, Boston, Massachusetts or such other person as the Trustees may from time to time designate.


DEFINITIONS

SECTION 2. Whenever used herein, unless otherwise required by the context or specifically provided:

(a) The "Trust" refers to the Massachusetts voluntary association established by this Agreement and Declaration of Trust, as amended from time to time, pursuant to Massachusetts General Laws, Chapter 182;

(b) "Trustees" refers to the Trustees of the Trust named herein or elected in accordance with Article IV hereof and then in office;

(c) "Shares" mean the various units authorized by Article III hereof into which the beneficial interest in the Trust shall be divided from time to time and include fractions of Shares as well as whole shares;

(d) "Shareholder" means a record owner of Shares;

(e) The "1940 Act" refers to the Investment Company Act of 1940 (and any successor statute) and the Rule and Regulations thereunder, all as amended from time to time;

(f) The terms "Affiliated Person", "Assignment", "Commission", "Interested Person", "Principal Underwriter" and "vote of a majority of the outstanding voting securities" shall have the meanings given them in the 1940 Act;

(g) "Declaration of Trust" shall mean this Agreement and Declaration of Trust as amended or restated from time to time;

(h) "By-Laws" shall mean the By-Laws of the Trust as amended from time to time; and

(i) "Net asset value per Common Share" shall mean the meaning set forth in Section 2 of Article VI hereof.

(j) "Common Shares" shall mean the common shares of beneficial interest authorized by Section 1 of Article III hereof.

(k) "Notes" shall mean short or intermediate term notes authorized by Section 2(l) of Article IV hereof which may be issued by the Trust from time to time.

ARTICLE II

NATURE AND PURPOSE

The Trust is a voluntary association (commonly known as a business trust) of the type referred to in Chapter 182 of the General Laws of the Commonwealth of Massachusetts. The Trust is not intended to be, shall not be deemed to be, and shall not be treated as, a general or limited partnership, joint venture, corporation or joint stock company, nor shall the Trustees or Shareholders or any of them for any purpose be deemed to be, or be treated in any way whatsoever as though they were, liable or responsible hereunder as partners or joint venturers. The purpose of the Trust is to engage in, operate and carry on the business of a closed-end management investment company; and to do any and all acts or things as are necessary, convenient, appropriate, incidental or customary in connection therewith.

ARTICLE III

SHARES

DIVISION OF BENEFICIAL INTEREST

SECTION 1. A class of common shares of beneficial interest, $.01 par value is hereby authorized, and each Common Share shall represent an equal proportionate interest with each other Common Share, no such Common Share having a preference or priority over any other Common Share. In addition to the Common Shares authorized by the Section 1 of Article III, the Trustees may authorize additional separate classes of shares of beneficial interest, $.01 par value, together with such preferences, voting powers, qualifications and special or relative rights or privileges as may be determined from time to time by resolution of the Trustees. The number of Shares of each class authorized shall

be unlimited, and the Shares, so authorized may be represented in part by fractional Shares. The Trustees may from time to time divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust represented by such shares. The Trustees may authorize that the Shares of a particular class be issued in as many series with such preferences, voting powers, qualifications and special or relative rights or privileges as may be determined from time to time by resolution of the Trustees. Each series of a class shall have a distinguishing designation. All Shares issued hereunder including, without limitation Shares issued in connection with a dividend in Shares or a split of Shares, shall be fully paid and nonassessable.

OWNERSHIP OF SHARES

SECTION 2. The ownership and transfer of Shares shall be recorded on the books of the Trust or its transfer or similar agent or agents. No certificates certifying the ownership of Shares shall be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules as they consider appropriate for

-3-


the issuance of Share Certificates, the transfer of Shares and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent or agents of the Trust, as the case may be, shall be conclusive as to who are the Shareholders of the Trust and as to the number of Shares held from time to time by each Shareholder.

INVESTMENTS IN TRUST

SECTION 3. The Trustees may issue Shares of the Trust to such persons and on such terms and, subject to any requirements of law, for such consideration, which may consist of cash or tangible or intangible property or a combination thereof, as they may from time to time authorize.

All consideration received by the Trust for the issue or sale of Shares, together with all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation thereof, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to the Trust for all purposes, subject only to the rights of creditors, and shall be so handled upon the books of account of the Trust.

MERGER OR CONSOLIDATION

SECTION 4. In connection with the acquisition of all, or substantially all, of the assets or stock of another investment company, investment trust, or of a company classified as a personal holding company under the Internal Revenue Code of 1986, the Trustees may issue or cause to be issued Shares and accept in payment therefor, in lieu of cash, such assets at their market value, or such stock at the market value of the assets held by such investment company or investment trust, either with or without adjustment for contingent costs or liabilities.

NO PREEMPTIVE RIGHTS, ETC.

SECTION 5. Shareholders shall have no preemptive or other rights to receive, purchase or subscribe for any additional Shares or other securities issued by the Trust. The Shareholders shall have no appraisal rights with respect to their Shares and, except as otherwise determined by resolution of the Trustees in their sole discretion, shall have no exchange or conversion rights with respect to their Shares.

STATUS OF SHARES AND LIMITATION OF PERSONAL LIABILITY

SECTION 6. Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms of the Declaration of Trust and to have become a party thereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the same nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any


title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders partners. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, nor except as specifically provided herein to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

SHAREHOLDER INSPECTION RIGHTS

SECTION 7. Any Shareholder or his agent may inspect and copy during normal business hours any of the following documents of the Trust: By-Laws, minutes of the proceedings of the Shareholders and annual financial statements of the Trust, including a statement of net assets and a statement of operations. The foregoing rights of inspection of Shareholders of the Trust are the exclusive and sole rights of the Shareholders with respect thereto and no Shareholder of the Trust shall have, as a Shareholder, the right to inspect or copy any of the books, records or other documents of the Trust except as specifically provided in this Section 7 of this Article III or except as otherwise determined by the Trustees.

ARTICLE IV

THE TRUSTEES

NUMBER, DESIGNATION, ELECTION, TERM, ETC.

SECTION 1. (a) INITIAL TRUSTEE. Upon his execution of this Declaration of Trust or a counterpart hereof or some other writing in which he accepts such Trusteeship and agrees to the provisions hereof, Robert J. Engling shall continue as sole Trustee hereof.

(b) NUMBER. The Trustees serving as such, whether named above or hereafter becoming Trustees, may increase or decrease the number of Trustees to a number other than the number therefore determined which number shall not be less than three nor more than 15 except during the period that the initial Trustee named above is sole Trustee. Except as determined from time to time by resolution of the Trustees, no decrease in the number of Trustee shall have the effect of removing any Trustee from office prior to the expiration of his term, but the number of Trustees may be decreased in conjunction with the removal of a Trustee pursuant to subsection (e) of this Section 1 of Article IV.

(c) TERM AND ELECTION. Each Trustee, whether named above or hereafter becoming a Trustee, shall serve as a Trustee until the next meeting of Shareholders or holders of Notes, if any, called for the purpose of considering the election or re-election of such Trustee or of a successor to such Trustee, and until the election and qualification of his successor, if any, elected at

such meeting, or until such Trustee sooner dies,

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resigns, retires or is removed. Upon the election and qualification of a new Trustee, the Trust estate shall vest in the new trustee (together with the continuing or other new Trustees) without any further act or conveyance. Prior to any sale of Shares pursuant to any public offering, the initial Trustee named above shall have the right to appoint other persons as Trustees each to serve with such initial Trustee as aforesaid until the first meeting of Shareholders called for the purpose of the election or re-election of such Trustee or of a successor to such Trustee.

(d) RESIGNATION AND RETIREMENT. Any Trustee may resign his trust or retire as a Trustee, by written instrument signed by him and delivered to the other Trustees or the Chairman of the Board, if any, the President or the Secretary of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument.

(e) REMOVAL. Any Trustee may be removed for cause at any time by written instrument, signed by at least a majority of the number of the Trustees prior to such removal, specifying the date upon which such removal shall become effective. Any Trustee may be removed with or without cause (i) by the vote of the Shareholders or holders of Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter voting at any meeting called for such purpose, of (ii) by a written consent filed with the Secretary of the Trust and executed by the Shareholders or holders of Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter.

Whenever ten or more Shareholders of record or holders of Notes who have been such for at least six months preceding the date of application, and who hold in the aggregate Shares or Notes constituting at least one percent of the outstanding Shares or Notes of the Trust entitled to vote on the matter, shall apply to the Trustees in writing stating that they wish to communicate with other Shareholders or holders of Notes entitled to vote on the matter with a view to obtaining signatures to a request for a meeting to consider removal of a Trustee and accompanied by a form of communication and request that they wish to transmit, the Trustees shall within five business days after receipt of such application inform such applicants as to the approximate cost of mailing to the Shareholders of record or holders of Notes entitled to vote on the matter the proposed communication and form of request. Upon the written request of such applicants, accompanied by a tender of the material to be mailed and of the reasonable expenses of mailing, the Trustees shall, with reasonable promptness, mail such material to all Shareholders of record or holders of Notes entitled to vote on the matter at their addresses as recorded on the books of the Trust. Notwithstanding the foregoing, the Trustees may refuse to mail such material on the basis and in accordance with the procedures set forth in the last two paragraphs of Section 16(c) of the 1940 Act.

(f) VACANCIES. Any vacancy or anticipated vacancy resulting from any reason, including without limitation the death, resignation, retirement, removal or in capacity of any of the Trustees, or resulting from an increase in the number of Trustees by the other Trustees, may (but so long as there are at least three remaining Trustees, need not unless required by the 1940 Act) be filled either by a majority of the

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remaining Trustees, even if less than a quorum, through the appointment in

writing of such person as such remaining Trustees in their discretion shall determine or, whenever deemed appropriate by the remaining Trustees, by the election by the Shareholders or the holders of Notes entitled to vote on the matter, at a meeting called for such purpose, or a person to fill such vacancy. Upon the appointment or election and qualification of a new Trustee as aforesaid the Trust estate shall vest in new Trustee, together with the continuing Trustees, without any further act or conveyance, except that any such appointment or election in anticipation of a vacancy to occur by a sign of retirement, resignation or increase in number of Trustees to be effective at a later date shall become effective only at or after the effective date of said retirement, resignation, or increase in number of Trustees.

(g) MANDATORY ELECTION BY SHAREHOLDERS. Notwithstanding the foregoing provisions (a) through (f) of this Section 1 of Article IV, the Trustees shall call a meeting of the Shareholders or the holders of Notes entitled to vote on the matter for the election of one or more Trustees at such time or times as may be required in order that the provisions of the 1940 Act, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) may be complied with, and the authority hereinabove provided for the Trustees to appoint any successor Trustee or Trustees shall be restricted if such appointment would result in failure of the Trust to comply with any provision of the 1940 Act; any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1).

(h) EFFECT OF DEATH, RESIGNATION, ETC. The death, resignation, retirement, removal or incapacity of the Trustees, or any one of them, shall not operate to annual or terminate the Trust or to revoke or terminate any existing agency or contract created or entered into pursuant to the terms of this Declaration of Trust.

(i) NO ACCOUNTING. Except under circumstances which would justify his removal for cause, no person ceasing to be a Trustee as a result of his death, resignation, retirement, removal or incapacity (nor the estate of any such person) shall be required to make an accounting to the Shareholders or remaining Trustees under such cessation.

POWERS

SECTION 2. The Trustees, subject only to the specific limitations contained in this Declaration of Trust, limitations otherwise imposed by the 1940 Act, limitations imposed by any other applicable law or limitations imposed by any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, shall have, without further or other authorization and free from any power or control of the Shareholders, full, absolute and exclusive power, control and authority over the Trust, assets and the business and affairs of the Trust to the same extent as if the Trustees were the sole and absolute owners thereof in their own right and to do all such acts and things as in their sole judgment and discretion are

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necessary and incidental to, or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust. Any determination made in good faith by the Trustees of the purposes of the Trust or the existence of any power or authority hereunder shall be conclusive. In construing the provisions of this Declaration of Trust, there shall be a presumption in favor of the grant of power and authority to the Trustees. Without limiting the foregoing, the Trustees may adopt By-Laws not inconsistent with this Declaration of Trust containing provisions relating to the business of the Trust, the

conduct of its affairs, its rights or powers and the rights or powers of its Shareholders, Trustees, officers, employees and other agents and may amend and repeal such By-Laws to the extent that such By-laws do not reserve that right to the Shareholders; fill vacancies in their number, including vacancies resulting from increase in their number, unless a vote of the Trust's Shareholders is required to fill such vacancies pursuant to the 1940 Act, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorized the issuance of Notes under Article IV, Section 2(1); elect and remove such officers and appoint and terminate such agents as they consider appropriate; appoint from their own number, and terminate, any one or more committees consisting of two or more Trustees, including an executive committee which may, when the Trustees are not in session, exercise some or all of the powers and authority of the Trustees as the Trustees may determine; appoint an advisory board the members of which shall not be Trustees and need not be Shareholders; employ one or more investment advisers or managers as provided in Section 6 of this Article IV; employ one or more custodians of the assets of the Trust and authorize such custodians to employ administrators as provided in Section 6 of this Article IV; employ one or more subcustodians and to deposit all or any part of such assets in a system or systems for the central handling of securities; retain transfer agents or a Shareholder services agents, or both; provide for the distribution of Shares by the Trust, through one or more principal underwriters or otherwise; set record dates for the determination of Shareholders with respect to various matters; and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trustees and to any agent or employee of the Trust or any such custodian or underwriter.

In furtherance of and not in limitation of the foregoing, the Trustees shall have power and authority:

(a) To invest and reinvest in, to buy or otherwise acquire, to hold, for investment or otherwise, to sell or otherwise dispose of, to lend or to pledge, to trade in or deal in securities or interests of all kinds, however evidenced, or obligations of all kinds, however evidenced, or rights, warrants, or contracts to acquire such securities, interests, or obligations, of any private or public company, corporation, association, general or limited partnership, trust or other enterprise or organization, foreign or domestic, or issued or guaranteed by any national or state government, foreign or domestic, or their agencies, instrumentalities or ____________ but not limited to, bond, debentures, bills, time notes and all other _____ of indebtedness); negotiable or non-negotiable instruments; any and all futures contracts; government securities and money market instruments (including but not limited to, bank certificates of deposit, finance paper, commercial paper, bankers acceptances and all kinds of repurchase agreements);

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(b) To invest and reinvest in, to buy or otherwise acquire, to hold, for investment or otherwise, to sell or otherwise dispose of foreign currencies and funds and exchanges, and make deposits in banks, savings banks, trust companies, and savings and loan association, foreign or domestic;

(c) To acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop, and dispose of (by sale or otherwise) any property, real or personal, and any interest therein;

(d) To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(e) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or power of attorney to such person or persons as the Trustees shall

deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(f) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

(g) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of the Trust or in the same of a custodian, subcustodian or other depositary or a nominee or nominees or otherwise;

(h) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security or property of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security held in the Trust;

(i) To join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper;

(j) To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including but not limited to claims for taxes;

(k) To enter into joint ventures, general or limited partnerships or any other combinations or associations;

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(l) To borrow funds;

(m) To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all such obligations;

(n) To purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers or managers, principal underwriters, or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person as Shareholder, Trustee, officer, employee, agent, investment adviser or manager, principal underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability; and

(o) To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish, and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other

benefits, for any or all of the Trustees, officers, employees and agents of the Trust.

The Trustees shall not in any way be bound or, limited by any present or future law or custom in regard to investments by trustees of common law trusts. Except as otherwise provided herein or from time to time in the By-laws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (if a quorum be present), within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can communicate with each other simultaneously and participation by such means shall constitute presence in person at a meeting, or by written consents of a majority of the Trustees then in office.

PAYMENT OF EXPENSES, ALLOCATION OF LIABILITIES

SECTION 3. The Trustees are authorized to pay or to cause to be paid out of the principal or income of the Trust, or partly out of principal and partly out of income, as they deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees compensation and such expenses and charges for the service of the Trust's officers, employees, investment adviser or manager,

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principal underwriter, auditor, counsel, custodian, transfer agent, shareholder servicing agent, and such other agents or independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur.

SECTION 4. The Trustees shall have the power, as frequently as they may determine, to cause each shareholder to pay directly, in advance or arrears, for charges for the Trust's custodian or transfer or Shareholder service or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

OWNERSHIP OF ASSETS OF THE TRUST

SECTION 5. Title to all of the assets of the Trust shall at all times be considered as vested in the Trustees.

ADVISORY AND/OR MANAGEMENT AGREEMENT, DISTRIBUTION AGREEMENT, ADMINISTRATION AGREEMENT, SERVICES.

SECTION 6. Subject to a favorable vote of a majority of the outstanding voting securities of the Trust; the Trustees may, at any time from time to time, contract for exclusive or nonexclusive advisory, and/or management services with a corporation, trust, association or other organization, every such contract to comply with such requirements and restrictions as may be set forth in the By-Laws; and any such contract may contain such other terms interpretive of or in addition to said requirements and restrictions as the Trustees may determine, including, without limitation, authority to determine from time to time what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments.

The Trustees may also at any time and from time to time, contract with a corporation, trust, association or other organization, appointing it, exclusive or nonexclusive distributor or principal underwriter for the Shares and/or Administrator for the Fund in connection with such services as the

Trustees deem appropriate, every such contract to comply with such requirements and restrictions as may be set forth in the By-Laws; and any such contract may contain such other terms interpretive of or in addition to said requirements and restrictions as the Trustees may determine.

The fact that:

(a) any of the Shareholders, Trustees or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, manager, adviser, principal underwriter, or distributor or agent of or for any corporation, trust, association, or other organization, or of or for any parent or affiliate of any organization, with which an advisory management or administrative or principal underwriter's or distributor's

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contract, or transfer, shareholder services or other agency contract may have been or may hereafter be made, or that any such organization, or any parent or affiliate thereof, is a Shareholder or has an interest in the Trust, or that

(b) any corporation, trust, association or other organization with which an advisory, management or administrative or principal underwriter's or distributor's contract, or transfer, shareholder services or other agency contract may have been or may hereafter be made also has as an advisory, management or administrative contract, or principal underwriter's or distributor's contract, or transfer, shareholder services or other agency contract with one or more other corporations, trusts, associations, or other organizations, or has other business or interests shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

ARTICLE V

SHAREHOLDERS VOTING POWERS AND MEETINGS

VOTING POWERS

SECTION 1. The Shareholders shall have power to vote only: (a) for the election or removal of Trustees as provided in Article IV, Section 1; (b) with respect to any investment adviser or manager as provided in Article IV, Section 6; (c) with respect to any termination or reorganization of the Trust to the extent and as provided in Article IX, Section 1; (d) with respect to any amendment of this Declaration of Trust to the extent and as provided in Article IX, Section 4; (e) with respect to any conversion of the Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders; and (g) with respect to such additional matters relating to the Trust as may be required by law, the 1940 Act, this Declaration of Trust, the By-Laws, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, any registration of the Trust with the Securities and Exchange Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. In addition, the holders of any Notes issued under Article IV, Section 2(1) shall have the power to vote only with respect to such matters as may be required by law, the 1940 Act or any resolution of the Trustees which authorizes the issuance of such Notes.

Each whole Share and each Note shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares and Notes may be voted in person or by

proxy.

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A proxy with respect to Shares or Notes held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Shareholder or the holder of a Note shall be declared valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration of Trust or by the By-Laws to be taken by Shareholders.

SHAREHOLDERS' MEETINGS

SECTION 2. Meetings of Shareholders or the holders of Notes may be called and held from time to time for the purpose of taking action upon any matter requiring the vote of authority of the Shareholders or the holders of Notes as herein provided or upon any other matter deemed by the Trustees to be necessary or desirable. Such meetings shall be held at the principal office of the Trust as set forth in the By-Laws of the Trust, or at any such other place within the United States as may be designated in the call thereof, which call shall be made by the Trustees or the President of the Trust. Meetings of Shareholders or the holders of Notes may be called by the Trustees or such other person or persons as may be specified in the By-Laws upon written application by Shareholders or the holders of Notes holding at least twenty-five percent (25%) (or ten percent (10%) of the Shares or Notes if the purpose of the meeting is to determine if a Trustee is to be removed from office) of the Shares or Notes then outstanding and entitled to vote on the matter requesting a meeting be called for a purpose requiring action by the Shareholders or the holders of Notes as provided herein, in any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, in any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) or in the By-Laws, which purpose shall be specified in any such written application.

Shareholders or the holders of Notes shall be entitled to least seven days written notice of any meeting of the Shareholders or the holders of Notes.

QUORUM AND REQUIRED VOTE

SECTION 3. The presence at a meeting of Shareholders or the holders of Notes in person or by proxy of Shareholders or the holders of Notes entitled to vote at least thirty percent (30%) of all votes entitled to be cast at the meeting shall be a quorum for the transaction of business at a meeting of, Shareholders or the holders of Notes. Any lesser number, however, shall be sufficient for adjournments. Any adjourned sessions or sessions may be held within a reasonable time after the date set for the original meeting without the necessity of further notice.

Except when a larger vote is required by any provisions of the 1940 Act, this Declaration of Trust, any resolution of the Trustees which authorizes the issuance of

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a class of shares of beneficial interest other than Common Shares any resolution

or the Trustees which authorizes the issuance of Notes under Article IV; Section 2(1) or the By-Laws, the vote of a majority of the Shares or Notes entitled to vote on a matter shall decide such matter and the vote of a plurality of the Shares or Notes entitled to vote shall elect a Trustee.

ACTION OF WRITTEN CONSENT

SECTION 4. Any action taken by Shareholders or the holders of Notes may be taken without a meeting if Shareholders or the holders of Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter consent to the action in writing and such written consents are filed with the records of the meetings of Shareholders or the holders of Notes. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders or the holders of Notes.

ADDITIONAL PROVISIONS

SECTION 5. The By-Laws, any resolution of the Trustees which authorizes the issuance of a class of shares of benefecial interest other than Common Shares and any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) may include and the Trustees may determine further provisions for votes and meetings of Shareholders or the holders of Notes and related matters not inconsistent with the provisions hereof.

ARTICLE VI

DISTRIBUTIONS, REPURCHASES, TENDERS AND OTHER SHARE ACQUISITIONS

DISTRIBUTIONS

SECTION 1. The Trustees may in their sole discretion from time to time distribute to the Shareholders such income and gains accrued or realized, as the Trustees may determine, after providing for actual and accrued expenses and liabilities (including such reserves as the Trustees may establish) determined in accordance with this Declaration of Trust and good accounting practices. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital and their determination shall be binding upon the Shareholders. Distributions, if any be made, shall be in Shares, in cash or otherwise and on a date or dates determined by the Trustees. At any time and from time to time in their discretion, the Trustees may distribute to the Shareholders as of a record date or dates determined by the Trustees, in Shares, in cash or otherwise all or part of any gains realized on the sale or disposition of property of the Trust or otherwise, or all or part of any other principal of the Trust. Each distribution of Common Shares pursuant to this Section 1 shall be made ratably according to the number of Common Shares held by the several Common Shareholders on the applicable record date. Any distribution to Common Shareholders paid in Common Shares will be paid at the net asset value thereof as determined in accordance with this

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Declaration of Trust or at such other value as may be specified by the By-Laws or as the Trustees may from time to time determine, subject to applicable laws and regulations then in effect. The Trustees have the power, in their discretion, to distribute for any year an amount sufficient to enable the Trust to qualify as a "regulated investment company" under the Internal Revenue Code of 1986 amended (or any successor thereto) to avoid any liability for federal income tax in respect of that year.

DETERMINATION OF NET ASSET VALUE

SECTION 2. The term "net asset value" of each Common Share as of any

particular time shall be the quotient obtained by dividing the value, as of such time, of the net assets of the Trust (i.e., the value of the assets of the Trust less the liabilities of the Trust, exclusive of liabilities represented by the Common Shares of the Trust, less the liquidation value of all shares outstanding which were issued pursuant to a resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares) by the total number of Common Shares outstanding at such time, all determined and computed in accordance with the Trust's current prospectus with respect to the Common Shares.

The Trustees, or any officer, of officer or agent of the Trust designated for the purpose by the Trustees shall determine the net asset value of the Common Shares and the Trustees shall fix the time or times as of which the net asset value of the Shares shall be determined and shall fix the periods during, which any such net asset value shall be effective as to sales, and other transactions in the Common Shares, except as such times and periods for any such transaction may be fixed by other provisions of this Declaration of Trust or by the By-Laws.

Determinations in accordance with this Section 2 made in good faith shall be binding on all parties concerned.

REPURCHASES, TENDERS AND OTHER SHARE ACQUISITIONS

SECTION 3. Shares of the Trust may be reacquired by the Trust through repurchases in the open market, through tender offers to Shareholders under such conditions as the Trustees deem appropriate, or by other acquisitions of any nature deemed desirable or in the best, interest of the Trust.

ARTICLE VII

COMPENSATION AND LIMITATION OF LIABILITY OF COMPENSATION

SECTION 1. The Trustees as such shall be entitled to reasonable compensation from the Trust if the rate thereof is prescribed by such Trustees. Nothing herein shall in any way prevent the employment of any Trustee for advisory, management, legal, accounting, investment banking or other services and payment for the same by the Trust, it being recognized that such employment may result in such Trustee being considered an Affiliated Person or an Interested Person.

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LIMITATION OF LIABILITY

SECTION 2. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment advisor or manager, principal underwriter or custodian, nor shall any Trustee be responsible for the act or omission of any other Trustee. Nothing in this Declaration of Trust shall protect any Trustee against any liability to which such Trustee would otherwise by subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee.

Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trustee shall be conclusively deemed to have been executed or done only in or with respect to their or his capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon.

Every note, bond, contract, instrument, certificate, or undertaking

made or issued by the Trustees or by any officers or officer shall give notice that this Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and shall recite that the same was executed or made by or on behalf of the Trust by them as Trustees or Trustee or as offices or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust and may contain such further recital as he or they may deem appropriate, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefore.

TRUSTEE'S GOOD FAITH ACTION, EXPERT ADVICE, NO BOND OR SURETY

SECTION 3. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable only for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under liability for any act or omission in accordance with such advice or for failing to follow such advice. In discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the trust and upon written reports made to

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the Trustees by any officer appointed by them, any independent public accountant and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of any other party to any contract entered into pursuant to Section 2 or Section 6 of Article IV. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

LIABILITY OF THIRD PERSONS DEALING WITH TRUSTEES

SECTION 4. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

ARTICLE VIII

INDEMNIFICATION

Subject to the exceptions and limitations contained in this Article, every person who is, or has been, a Trustee or, officer of the Trust (including persons who serve at the request of the Trust as directors, officers or trustees of another organization in which the Trust has an interest as a shareholder, creditor or otherwise) hereinafter referred to as a "Covered Person", shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director or officer and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry) that he did not engage in such conduct:

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(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or thereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall insure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under his Article VIII shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Article VIII, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine based upon a review of the readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Article VIII, a "Disinterested Trustee" is one (a) who is not an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (b) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Article VIII, the words "claim", "action", "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

In case any Shareholders or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other entity, its


corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss or expense arising from such liability but only out of the assets of the Trust; provided, however, there shall be no liability or obligation of the Trust arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder's ownership of Shares or for losses suffered by reason of any changes in value of any Trust assets.

ARTICLE IX

MISCELLANEOUS

DURATION, TERMINATION AND REORGANIZATION OF TRUST

SECTION 1. Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trust may be terminated at any time by the Trustees by written notice to the Shareholders without a vote of the shareholders of the Trust or by the vote of the Shareholders entitled to vote more than fifty percent (50%) of the votes entitled to be cast.

Subject to any requirements of the 1940 Act, upon termination of the Trust after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated; the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets of the Trust to distributable form in cash or other securities, or any combination thereof, and distribute the proceeds to the holders of classes of shares of beneficial interest in the Trust, other than Common Shares, which have been authorized by resolution of the Trustees, in the manner set forth by such resolution, and to the Common Shareholders, ratably according to the number of Common Shares of the Trust held by the several Common Shareholders of the Trust on the date of termination.

At any time by the affirmative vote of the Shareholders of the Trust entitled to vote more than fifty percent (50%) of the votes entitled to be cast, the Trustees may sell, convey and transfer the assets of the Trust, to another trust, partnership, association or corporation organized under the laws of any state of the United states in exchange for cash, shares or other securities with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to the the Trust. Following such transfer, the Trustees shall distribute such cash, shares or other securities among the Shareholders of the Trust, and if all of the assets of the Trust have been so distributed, the Trust shall be terminated.

FILING OF COPIES, REFERENCES, HEADINGS

SECTION 2. The original or a copy of this instrument and of each amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. A copy of this instrument and of each amendment hereto shall be filled by the Trust with the Secretary of State of The

Commonwealth of Massachusetts and with


the Boston City Clerk, as well as any other governmental office where such filing may from time to time be required. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such amendments have been made and as to any matters in connection with the Trust hereunder; and with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such amendments. In this instrument and in any such amendment, references to this instrument, and all expressions like "herein", and "hereof", and "hereunder", shall be deemed to refer to this instrument as amended from time to time. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument. The instrument may be executed in any number of counterparts each of which shall be deemed an original.

APPLICABLE LAWS.

SECTION 3. This Declaration of Trust is made in the Commonwealth of Massachusetts and it is created under and is to be governed by and construed and administered according to the laws of said Commonwealth. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercised all powers which are ordinarily excercised by such a trust.

AMENDMENTS

SECTION 4. This Declaration of Trust may be amended at any time by an instrument in writing signed by a majority of the then Trustees when authorized so to do by vote of Shareholders holding more than fifty percent (50%) of the Shares entitled to vote. Amendments having the purpose of changing the name of the Trust or of supplying any omission, during any ambiguity or curing, correcting or supplementing any provision which is defective or inconsistent with the 1940 Act or with the requirements of Internal Revenue Code of 1986 and the regulations thereunder for the Trust's obtaining the most favorable treatment thereunder available to regulated investment companies shall not require authorization by Shareholder vote.

CONVERSION

SECTION 5. If any class of Shares of the Trust which are listed on one or more securities exchanges have traded on the principal securities exchanges where listed at an average discount from net assert value of more than ten percent (10%), determined on the basis of the discount as of the end of the last trading day in each week during the period of twelve (12) calendar weeks preceding January 1, 1994, the Trustees will submit to the Shareholders at the next succeeding meeting, a proposal to convert the Trust from a "closed-end company" to an "open-ended company" as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act as in effect on January 9, 1989, together with the necessary amendments to this Declaration of Trust to permit such a conversion. The Trustees may at any time propose conversion of the Trust to an open-end company depending on their judgement as to the advisability of such action in light of circumstances then prevailing. Upon the adoption of such proposal and related amendments by a vote of a majority of the outstanding voting securities of the Trust, the


Trust shall, upon complying with any requirements of the 1940 Act, any applicable state law and any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, become an "open-end" investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Trust and any national securities exchange.

The Principal Location of the Trust is:
120 South Lasalle St.
Chicago, IL 60603

The Principal adress of the sole Trustee is:
Robert J. Engling
150 Exmoo
Glen Ellen, IL 60137

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

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal for himself and his assigns, as of the day and year first above written.

/s/ Robert J. Engling

Robert J. Engling, Sole Trustee

STATE OF ILLINOIS

County of Cook, ss.

Then personally appeared the above-named Robert J. Engling who acknowledged the foregoing instrument to be his free act and deed, before me this 9th day of January, 1989.

/s/ Ramona E. Fortuna

Notary Public

My Commission Expires: _______________

OFFICIAL SEAL
RAMONA E. FORTUNA
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION NO. _____ 1992

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

#4
Amendment & restated w/name change
Kemper Multi-Market Income Trust

(formerly Known as: Kemper Trust #8)

FEE PAID

JAN 13 1980

RECEIVED

(STAMP)

JAN 13 1980

CASHIERS
SECRETARY'S OFFICE

SECRETARY OF STATE
CORPORATION DIVISION

/s/ WILLIAM FRANCIS GALVIN

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.(A)(3)
<SEQUENCE>3
<FILENAME>c12480exv99wxayx3y.txt
<DESCRIPTION>CERTIFICATE OF AMENDMENT
<TEXT>

EXHIBIT (a)(3)

KEMPER MULTI-MARKET INCOME TRUST

Certificate of Amendment of Declaration of Trust

The undersigned, being a majority of the duly elected and qualified Trustees of Kemper Multi-Market Income Trust, a Massachusetts business trust (the "Trust"), acting pursuant to the authority granted to the Board of Trustees in the Agreement and Declaration of Trust dated January 9, 1989, as amended (the "Declaration of Trust"), do hereby certify that the Board of Trustees unanimously adopted the resolution set forth below at a meeting called, convened and held on November 29, 2000:

RESOLVED, that, pursuant to the authority granted to the Board of Trustees in the Declaration of Trust, the Declaration of Trust shall be amended to change the name of the Trust as set forth below, effective as of January 1, 2001, and, further, that the execution by a majority of the members of this Board of an appropriate instrument in writing reflecting the change of the name of the Trust, and the filing of such instrument with the office of the Secretary of State of The Commonwealth of Massachusetts be, and hereby is, approved:

The name of the Trust shall be changed from "Kemper Multi-Market Income Trust" to "Scudder Multi-Market Income Trust."

IN WITNESS WHEREOF, the undersigned have this day signed this Certificate.

/s/ James E. Akins -- James E. Akins, Trustee	/s/ Frederick T Kelsey -- Frederick T Kelsey, Trustee
/s/ Linda C. Coughlin -- Linda C. Coughlin, Trustee	/s/ Thomas W. Littauer -- Thomas W. Littauer, Trustee
/s/ James R. Edgar -- James R. Edgar, Trustee	/s/ Fred B. Renwick -- Fred B. Renwick, Trustee
/s/ Arthur R. Gottschalk -- Arthur R. Gottschalk, Trustee	/s/ John G. Wethers -- John G. Wethers, Trustee

Dated: November 29, 2000
Illegible

(STAMP)

/s/ William Francis Galvin

Illegible

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.(A)(4)
<SEQUENCE>4
<FILENAME>c12480exv99wxayx4y.txt
<DESCRIPTION>CERTIFICATE OF AMENDMENT
<TEXT>

EXHIBIT (a)(4)

Illegible

(STAMP)

SCUDDER MULTI-MARKET INCOME TRUST

Certificate of Amendment of Declaration of Trust

The undersigned, being at least a majority of the duly elected and qualified Trustees of Scudder Multi-Market Income Trust, a Massachusetts business trust (the "Trust"), acting pursuant to the authority granted to the Board of Trustees in the Amended and Restated Agreement and Declaration of Trust dated January 9, 1989, as amended (the "Declaration of Trust"), do hereby amend Article I Section 1 of the Declaration of Trust, as follows:

> The name of the Trust is hereby changed from "Scudder Multi-Market Income Trust" to "DWS Multi-Market Income Trust" effective February 6, 2006.

IN WITNESS WHEREOF, the undersigned have this day signed this Instrument.

/s/ John W. Ballantine	
John W. Ballantine, Trustee	Lewis A. Burnham, Trustee
/s/ Donald L. Dunaway	/s/ James R. Edgar
Donald L. Dunaway, Trustee	James R. Edgar, Trustee
/s/ Paul K. Freeman	/s/ Robert B. Hoffman
Paul K. Freeman, Trustee	Robert B. Hoffman, Trustee
/s/ William McClayton	/s/ Shirley D. Peterson
William McClayton, Trustee	Shirley D. Peterson, Trustee
	/s/ Robert H. Wadsworth
William N. Shiebler, Trustee	Robert H. Wadsworth, Trustee
/s/ John G. Weithers	
John G. Weithers, Trustee	

Dated as of November 16, 2005

Check # 7892

MGL CHAPTER 182

________Illegible____________________

____

____

____

Merge Y ___ N ___
R/A Y ___ N ___
Cons. Y ___ N ___
Pr. Off ___________
Tru ___________
</TEXT>
</DOCUMENT>

EXHIBIT 2

<DOCUMENT>
<TYPE>EX-99.(A)(2)
<SEQUENCE>2
<FILENAME>c12481exv99wxayx2y.txt
<DESCRIPTION>AMENDED AND RESTATED DECLARATION OF TRUST
<TEXT>

Exhibit (a)(2)

KEMPER STRATEGIC INCOME FUND
(FORMERLY KEMPER TRUST #18)

AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

APRIL 8, 1994

AGREEMENT AND DECLARATION OF TRUST made, amended and restated at Boston, Massachusetts this 8th day of April, 1994, by the Trustee hereunder, and by the holders of various classes of shares of beneficial interest to be issued hereunder as hereinafter provided.

WITNESSETH:

WHEREAS, the Trustee hereunder is desirous of forming a trust for the purposes of carrying on the business of a management investment company; and

WHEREAS, in furtherance of such purposes, the Trustee and any successor Trustees elected in accordance with Article IV hereof are acquiring and may hereafter acquire assets and properties, to hold and manage as trustees of a Massachusetts voluntary association with transferable shares in accordance with the provisions hereinafter set forth.

NOW, THEREFORE, the Trustee and any successor Trustees elected in accordance with Article IV hereof hereby declare that they will hold all cash, securities and other assets and properties, which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the pro rata benefit of the holders from time to time of shares in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITIONS

NAME AND REGISTERED AGENT

Section 1. This Trust, which has heretofore been known as Kemper Trust #18, shall hereafter be known as Kemper Strategic Income Fund and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine. The registered agent for the Trust in Massachusetts shall be CT Corporation System whose address is 2 Oliver Street, Boston, Massachusetts or such other person as the Trustees may from time to time designate.


DEFINITIONS

Section 2. Whenever used herein, unless otherwise required by the context or specifically provided:

(a) The "Trust" refers to the Massachusetts voluntary association established by this Agreement and Declaration of Trust, as amended from time to time pursuant to Massachusetts General Laws. Chapter 182;

(b) "Trustees" refers to the Trustees of the Trust named herein or elected in accordance with Article IV hereof and then in office;

(c) "Shares" mean the various units authorized by Article III hereof into which the beneficial interest in the Trust shall be divided from time to time and include fractions of Shares as well as whole Shares;

(d) "Shareholder" means a record owner of Shares;

(e) The "1940 Act" refers to the Investment Company Act of 1940 (and any successor statute) and the Rules and Regulations thereunder, all as amended from time to time;

(f) The terms "Affiliated Person", "Assignment", "Commission", "Interested Person", "Principal Underwriter" and "vote of a majority of the outstanding voting securities" shall have the meanings given them in the 1940 Act;

(g) "Declaration of Trust" shall mean this Agreement and Declaration of Trust as amended or restated from time to time;

(h) "By-Laws" shall mean the By-Laws of the Trust as amended from time to time; and

(i) "Net asset value per Common Share" shall mean the meaning set forth in Section 2 of Article VI hereof.

(j) "Common Shares" shall mean the common shares of beneficial interest authorized by Section 1 of Article III hereof.

(k) "Notes" shall mean notes authorized by Section 2(l) of Article IV hereof which may be issued by the Trust from time to time.

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

ARTICLE II

NATURE AND PURPOSE

The Trust is a voluntary association (commonly known as a business trust) of the type referred to in Chapter 182 of the General Laws of the Commonwealth of Massachusetts. The Trust is not intended to be, shall not be deemed to be, and shall not be treated as, a general or limited partnership, joint venture, corporation or joint stock company, nor shall the Trustees or Shareholders or any of them for any purpose be deemed to be, or be treated in any way whatsoever as though they were, liable or responsible hereunder as partners or joint venturers. The purpose of the Trust is to engage in, operate and carry on the business of a management investment company; and to do any and all acts or things as are necessary, convenient, appropriate, incidental or customary in connection therewith.

ARTICLE III

SHARES

DIVISION OF BENEFICIAL INTEREST

Section 1. A class of common shares of beneficial interest, $.01 par value, is hereby authorized, and each Common Share shall represent an equal proportionate interest with each other Common Share, no such Common Share having a preference or priority over any other Common Share. In addition to the Common Shares authorized by this Section 1 of Article III, the Trustees may authorize

additional separate classes of shares of beneficial interest, $.01 par value, together with such preferences, voting powers, qualifications and special or relative rights or privileges as may be determined from time to time by resolution of the Trustees. The number of Shares of each class authorized shall be unlimited, and the Shares so authorized may be represented in part by fractional Shares. The Trustees may from time to time divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust represented by such shares. The Trustees may authorize that the Shares of a particular class be issued in as many series with such preferences, voting powers, qualifications and special or relative rights or privileges as may be determined from time to time by resolution of the Trustees. Each series of a class shall have a distinguishing designation. All Shares issued hereunder including, without limitation, Shares issued in connection with a dividend in Shares or a split of Shares, shall be fully paid and nonassessable.

OWNERSHIP OF SHARES

Section 2. The ownership and transfer of Shares shall be recorded on the books of the Trust or its transfer or similar agent or agents. No certificates certifying the ownership of Shares shall be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules as they consider appropriate for the issuance of Share certificates, the transfer of Shares and similar matters. The record books of the Trust as


kept by the Trust or any transfer or similar agent or agents of the Trust, as the case may be, shall be conclusive as to who are the Shareholders of the Trust and as to the number of Shares held from time to time by each Shareholder.

INVESTMENTS IN TRUST

Section 3. The Trustees may issue Shares of the Trust to such persons and on such terms and, subject to any requirements of law, for such consideration, which may consist of cash or tangible or intangible property or a combination thereof, as they may from time to time authorize.

All consideration received by the Trust for the issue or sale of Shares, together with all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation thereof, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to the Trust for all purposes, subject only to the rights of creditors, and shall be so handled upon the books of account of the Trust.

MERGER OR CONSOLIDATION

Section 4. In connection with the acquisition of all, or substantially all, of the assets or stock of another investment company, investment trust, or of a company classified as a personal holding company under the Internal Revenue Code, the Trustees may issue or cause to be issued Shares and accept in payment therefor, in lieu of cash, such assets at their market value, or such stock at the market value of the assets held by such investment company or investment trust, either with or without adjustment for contingent costs or liabilities.

NO PREEMPTIVE RIGHTS, ETC.

Section 5. Shareholders shall have no preemptive or other right to receive, purchase or subscribe for any additional Shares or other securities issued by the Trust. The Shareholders shall have no appraisal rights with respect to their Shares and, except as otherwise determined by resolution of the Trustees in

their sole discretion, shall have no exchange or conversion right with respect to their Shares.

STATUS OF SHARES AND LIMITATION OF PERSONAL LIABILITY

Section 6. Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms of the Declaration of Trust and to have become a party thereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the same nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of


Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders partners. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, nor except as specifically provided herein to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

SHAREHOLDER INSPECTION RIGHTS

Section 7. Any Shareholder or his or her agent may inspect and copy during normal business hours any of the following documents of the Trust: By-Laws, minutes of the proceedings of the Shareholders and annual financial statements of the Trust, including a statement of net assets and a statement of operations. The foregoing rights of inspection of Shareholders of the Trust are the exclusive and sole rights of the Shareholders with respect thereto and no Shareholder of the Trust shall have, as a Shareholder, the right to inspect or copy any of the books, records or other documents of the Trust except as specifically provided in this Section 7 of this Article III or except as otherwise determined by the Trustees.

ARTICLE IV

THE TRUSTEES

NUMBER, DESIGNATION, ELECTION, TERM, ETC.

Section 1. (a) Initial Trustee. Upon his execution of this Declaration of Trust or a counterpart hereof or some other writing in which he accepts such Trusteeship and agrees to the provisions hereof, Robert J. Engling shall continue as sole Trustee hereof.

(b) Number. The Trustees serving as such, whether named above or hereafter becoming Trustees, may increase or decrease the number of Trustees to a number other than the number theretofore determined which number shall not be less than three nor more than 15 except during the period that the initial Trustee named above is sole Trustee. Except as determined from time to time by resolution of the Trustees, no decrease in the number of Trustees shall have the effect of removing any Trustee from office prior to L'.e expiration of such Trustee's term, but the number of Trustees may be decreased in conjunction with the removal of a Trustee pursuant to subsection (e) of this Section 1 of Article IV.

(c) Term and Election. Each Trustee, whether named above or hereafter becoming a Trustee, shall serve as a Trustee until the next meeting of Shareholders or holders of Notes, if any, called for the purpose of considering

the election or re-election of such Trustee or of a successor to such Trustee, and until the election and qualification of his or her successor, if any, elected at such meeting, or until such Trustee sooner dies, resigns. retires or is removed. Upon the election and qualification of a new Trustee, the Trust estate

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

shall vest in the new Trustee (together with the continuing of other new Trustees) without any further act or conveyance. Prior to any sale of Shares pursuant to any public offering, the initial Trustee named above shall have the right to appoint other persons as Trustees each to serve with such initial Trustee as aforesaid until the first meeting of Shareholders called for the purpose of the election or re-election of such Trustee or of a successor to such Trustee.

(d) Resignation and Retirement. Any Trustee may resign his or her trust or retire as a Trustee, by written instrument signed by him or her and delivered to the other Trustees or the Chairman of the Board, if any, the President or the Secretary of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument.

(e) Removal Any Trustee may be removed for cause at any time by written instrument, signed by at least a majority of the number of the Trustees prior to such removal, specifying the date upon which such removal shall become effective. Any Trustee may be removed with or without cause (i) by the vote of the Shareholders or holders of Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter voting at any meeting called for such purpose, or (ii) by a written consent filed with the Secretary of the Trust and executed by the Shareholders or holders of Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter.

Whenever ten or more Shareholders of record or holders of Notes who have been such for at least six months preceding the date of application, and who hold in the aggregate Shares or Notes constituting at least one percent of the outstanding Shares or Notes of the Trust entitled to vote on the matter, shall apply to the Trustees in writing stating that they wish to communicate with other Shareholders or holders of Notes entitled to vote on the matter with a view to obtaining signatures to a request for a meeting to consider removal of a Trustee and accompanied by a form of communication and request that they wish to transmit, the Trustees shall within five business days after receipt of such application inform such applicants as to the approximate cos: of mailing to the Shareholders of record or holders of Notes entitled to vote on the matter the proposed communication and form of request. Upon the written request of such applicants, accompanied by a tender of the material to be mailed and of the reasonable expenses of mailing, the Trustees shall, with reasonable promptness, mail such material to all Shareholders of record or holders of Notes entitled to vote on the matter at their addresses as recorded on the books of the Trust. Notwithstanding the foregoing, the Trustees may refuse to mail such material on the basis and in accordance with the procedures set forth in that last two paragraphs of Section 16(c) of the 1940 Act.

(f) Vacancies. Any vacancy or anticipated vacancy resulting from any reason, including without limitation the death, resignation, retirement removal or incapacity of any of the Trustees, or resulting from an increase in the number of Trustees by the other Trustees, may (but so long as there are at least three remaining Trustees, need not unless required by the 1940 Act) be filled either by a majority of the remaining Trustees, even if less than a quorum, through the appointment in writing of such person as such remaining

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

Trustees in their discretion shall determine or, whenever deemed appropriate by the remaining Trustees, by the election by the Shareholders or the holders of Notes entitled to vote on the matter, at a meeting called for such purpose, or a person to fill such vacancy. Upon the appointment or election and qualification of a new Trustee as aforesaid the Trust estate shall vest in new Trustee, together with the continuing Trustees, without any further act or conveyance, except that any such appointment or election in anticipation of a vacancy to occur by sign of retirement, resignation, or increase, in number of Trustees to be effective at a later date shall become effective only at or after the effective date of said retirement, resignation, or increase in number of Trustees.

(g) Mandatory Election by Shareholders. Notwithstanding the foregoing provisions (a) through (f) of this Section 1 of Article IV, the Trustees shall call a meeting of the Shareholders or the holders of Notes entitled to vote on the matter for the election of one or more Trustees at such time or times as may be required in order that the provisions of the 1940 Act, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(l) may be complied with, and the authority hereinabove provided for the Trustees to appoint any successor Trustee or Trustees shall be restricted if such appointment would result in failure of the Trust to comply with any provision of the 1940 Act, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(l).

(h) Effect of Death, Resignation, Etc. The death, resignation, retirement, removal or incapacity of the Trustees, or any one of them, shall not operate to annul or terminate the Trust or to revoke or terminate any existing agency or contract created or entered into pursuant to the terms of this Declaration of Trust.

(i) No Accounting. Except under circumstances which would justify his or her removal for cause, no person ceasing to be a Trustee as a result of his or her death, resignation, retirement, removal or incapacity (nor the estate of any such person) shall be required to make an accounting to the Shareholders or remaining Trustees under such cessation.

POWERS

Section 2. The Trustees, subject only to the specific limitations contained in this Declaration of Trust, limitations otherwise imposed by the 1940 Act, limitations imposed by any other applicable law or limitations imposed by any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, shall have, without further or other authorization and free from any power or control of the Shareholders, full, absolute and exclusive power, control and authority over the Trust assets and the business and affairs of the Trust to the same extent as if the Trustees were the sole and absolute owners thereof in their own right and to do all such acts and things as in their sole judgment and discretion are necessary and incidental to, or desirable for the carrying

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

out of any of the purposes of the Trust or conducting the business of the Trust. Any determination made in good faith by the Trustees of the purposes of the Trust or the existence of any power or authority hereunder shall be conclusive. In construing the provisions of this Declaration of Trust, there shall be a

presumption in favor of the grant of power and authority to the Trustees. Without limiting the foregoing, the Trustees may adopt By-Laws not inconsistent with this Declaration of Trust containing provisions relating to the business of the Trust, the conduct of its affairs, its rights or powers and the rights or powers of its Shareholders, Trustees, officers, employees and other agents and may amend and repeal such By-Laws to the extent that such By-laws do not reserve that right to the Shareholders; fill vacancies in their number, including vacancies resulting from increase in their number, unless a vote of the Trust's Shareholders is required to fill such vacancies pursuant to the 1940 Act, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares or any resolution of the Trustees which authorized the issuance of Notes under Article IV, Section 2(1); elect and remove such officers and appoint and terminate such agents as they consider appropriate; appoint from their own number, and terminate, any one or more committees consisting of two or more Trustees, including an executive committee which may, when the Trustees are not in session, exercise some or all of the powers and authority of the Trustees as the Trustees may determine; appoint an advisory board, the members of which shall not be Trustees and need not be Shareholders; employ one or more investment advisers or managers as provided in Section 6 of this Article IV; employ one or more custodians of the assets of the Trust and authorize such custodians to employ administrators as provided in Section 6 of this Article IV; employ one or more subcustodians and to deposit all or any part of such assets in a system or systems for the central handling of securities; retain transfer agents or Shareholder services agents, or both; provide for the distribution of Shares by the Trust, through one or more principal underwriters or otherwise; set record dates for the determination of Shareholders with respect to various matters; and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trustees and to any agent or employee of the Trust or any such custodian or underwriter.

In furtherance of and not in limitation of the foregoing, the Trustees shall have power and authority:

(a) To invest and reinvest in, to buy or otherwise acquire, to hold, for investment or otherwise, to sell or otherwise dispose of, to lend or to pledge, to trade in or deal in securities or interests of all kinds, however evidenced, or obligations of all kinds, however evidenced, or rights, warrants, or contracts to acquire such securities, interests, or obligations, or any private or public company, corporation, association, general or limited partnership, trust or other enterprise or organization, foreign or domestic, or issued or guaranteed by any national or state government, foreign or domestic, or their agencies, instrumentalities or subdivisions (including but not limited to, bond, debentures, bills, time notes and all other evidences of indebtedness); negotiable or non-negotiable instruments; any and all futures contracts; government securities and money market instruments (including but not limited to,

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bank certificates of deposit, finance paper, commercial paper, bankers acceptances and all kinds of repurchase agreements);

(b) To invest and reinvest in, to buy or otherwise acquire, to hold, for investment or otherwise, to sell or otherwise dispose of foreign currencies and funds and exchanges, and make deposits in banks, savings banks, trust companies, and savings and loan association, foreign or domestic;

(c) To acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop, and dispose of (by sale or otherwise) any property, real or personal, and any interest therein:

(d) To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(e) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or power of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(f) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

(g) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of the Trust or in the same of a custodian, subcustodian or other depositary or a nominee or nominees or otherwise;

(h) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security or property of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security held in the Trust;

(i) To join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper;

(j) To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including but not limited to claims for taxes;

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(k) To enter into joint ventures, general or limited partnerships or any other combinations or associations;

(l) To borrow funds;

(m) To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all such obligations;

(n) To purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers or managers, principal underwriters, or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by

reason of any action alleged to have been taken or omitted by any such person as Shareholder, Trustee, officer, employee, agent, investment adviser or manager, principal underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability; and

(o) To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish, and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust.

The Trustees shall not in any way be bound or limited by any present or future law or custom in regard to investments by trustees of common law trusts. Except as otherwise provided herein or from time to time in the By-Laws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (if a quorum be present), within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can communicate with each other simultaneously and participation by such means shall constitute presence in person at a meeting, or by written consents of a majority of the Trustees then in office.

PAYMENT OF EXPENSES, ALLOCATION OF LIABILITIES

Section 3. The Trustees are authorized to pay or to cause to be paid out of the principal or income of the Trust, or partly out of principal and partly out of income, as they deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection

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with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees' compensation and such expenses and charges for the service of the Trust's officers, employees, investment adviser or manager, principal underwriter, auditor, counsel, custodian, transfer agent, shareholder servicing agent, and such other agents or independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur.

Section 4. The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder to pay directly, in advance or arrears, for charges for the Trust's custodian or transfer or Shareholder service or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

OWNERSHIP OF ASSETS OF THE TRUST

Section 5. Title to all of the assets of the Trust shall at all times be considered as vested in the Trustees.

ADVISORY AND/OR MANAGEMENT AGREEMENT, DISTRIBUTION AGREEMENT, ADMINISTRATION AGREEMENT, SERVICES

Section 6. Subject to a favorable vote of a majority of the outstanding voting securities of the Trust, the Trustees may, at any time and from time to

time, contract for exclusive or nonexclusive advisory, and/or management services with a corporation, trust, association or other organization, every such contract to comply with such requirements and restrictions as may be set forth in the By-Laws; and any such contract may contain such other terms interpretive of, or in addition to, said requirements and restrictions as the Trustees may determine, including, without limitation, authority to determine from time to time what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments.

The Trustees may also, at any time and from time to time, contract with a corporation, trust, association or other organization, appointing it exclusive or nonexclusive distributor or principal underwriter for the Shares and/or Administrator for the Fund in connection with such services as the Trustees deem appropriate, every such contract to comply with such requirements and restrictions as may be set forth in the By-Laws; and any such contract may contain such other terms interpretive of   in addition to said requirements and restrictions as the Trustees may determine.

The fact that:

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(a) any of the Shareholders, Trustees or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, manager, adviser, principal underwriter, or distributor or agent of or for any corporation, trust, association, or other organization, or of or for any parent or affiliate of any organization, with which an advisory management or administrative or principal underwriter's or distributor's contract, or transfer, shareholder services or other agency contract may have been or may hereafter be made, or that any such organization, or any parent or affiliate thereof, is a Shareholder or has an interest in the Trust, or that

(b) any corporation, trust, association or other organization with which an advisory, management or administrative or principal underwriter's or distributor's contract, or transfer, shareholder services or other agency contract may have been or may hereafter be made also has an advisory, management or administrative contract, or principal underwriter's or distributor's contract, or transfer, shareholder services or other agency contract with one or more other corporations, trusts, associations, or other organizations, or has other business or interests shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

ARTICLE V

SHAREHOLDERS VOTING POWERS AND MEETINGS

VOTING POWERS

Section 1. The Shareholders shall have power to vote only: (a) for the election or removal of Trustees as provided in Article IV, Section 1; (b) with respect to any investment adviser or manager as provided in Article IV, Section 6; (c) with respect to any termination or reorganization of the Trust to the extent and as provided in Article IX, Section 1; (d) with respect to any amendment of this Declaration of Trust to the extent and as provided in Article IX, Section 4; (e) with respect to any conversion of the Trust as provided in Article IX, Section 5; and (f) with respect to such additional matters relating to the Trust as may be required by law, the 1940 Act, this Declaration of Trust, the By-Laws, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, any

registration of the Trust with the Securities and Exchange Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. In addition, the holders of any Notes issued under Article IV, Section 2(1) shall have the power to vote only with respect to such matters as may be required by law, the 1940 Act or any resolution of the Trustees which authorizes the issuance of such Notes.

Each whole Share and each Note shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares and Notes may be voted in person or by proxy.

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A proxy with respect to Shares or Notes held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Shareholder or the holder of a Note shall be declared valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration of Trust or by the By-Laws to be taken by Shareholders.

SHAREHOLDERS' MEETINGS

Section 2. Meetings of Shareholders or the holders of Notes may be called and held from time to time for the purpose of taking action upon any matter requiring the vote of authority of the Shareholders or the holders of Notes as herein provided or upon any other matter deemed by the Trustees to be necessary or desirable. Such meetings shall be held at the principal office of the Trust as set forth in the By-Laws of the Trust or any such other place within the United States as may be designated in the call thereof, which call shall be made by the Trustees or the President of the Trust. Meetings of Shareholders or the holders of Notes may be called by the Trustees or such other person or persons as may be specified in the By-Laws upon written application by Shareholders or the holders of Notes holding at least twenty-five percent (25%) (or ten percent (10%) of the Shares or Notes if the purpose of the meeting is to determine if a Trustee is to be removed from office) of the Shares or Notes then outstanding and entitled to vote on the matter requesting a meeting be called for a purpose requiring action by the Shareholders or the holders of Notes as provided herein, in any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, in any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) or in the By-Laws, which purpose shall be specified in any such written application.

Shareholders or the holders of Notes shall be entitled to at least seven days written notice of any meeting of the Shareholders or the holders of Notes.

QUORUM AND REQUIRED VOTE

Section 3. The presence at a meeting of Shareholders or the holders of Notes in person or by proxy of Shareholders or the holders of Notes entitled to vote at least thirty percent (30%) of all votes entitled to be cast at the meeting shall be a quorum for the transaction of business at a meeting of Shareholders or the holders of Notes. Any lesser number, however, shall be sufficient for adjournments. Any adjourned session or sessions may be held within a reasonable time after the date set for the original meeting without the necessity of further notice.

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Except when a larger vote is required by any provisions of the 1940 Act, this Declaration of Trust, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) or the By-Laws, the vote of a majority of the Shares or Notes entitled to vote on a matter shall decide such matter and the vote of a plurality of the Shares or Notes entitled to vote shall elect a Trustee.

ACTION OF WRITTEN CONSENT

Section 4. Any action taken by Shareholders or the holders of Notes may be taken without a meeting if Shareholders or the holders or Notes entitled to vote more than fifty percent (50%) of the votes entitled to be cast on the matter consent to the action in writing and such written consents are filed with the records of the meetings of Shareholders or the holders of Notes. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders or the holders of Notes.

ADDITIONAL PROVISIONS

Section 5. The By-Laws, any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares and any resolution of the Trustees which authorizes the issuance of Notes under Article IV, Section 2(1) may include and the Trustees may determine further provisions for votes and meetings of Shareholders or the holders of Notes and related matters not inconsistent with the provisions hereof.

ARTICLE VI

DISTRIBUTIONS, REPURCHASES, TENDERS AND OTHER SHARE ACQUISITIONS

DISTRIBUTIONS

Section 1. The Trustees may in their sole discretion from time to time distribute to the Shareholders such income and gains accrued or realized, as the Trustees may determine, ___er providing for actual and accrued expenses and liabilities (including such reserves as the Trustees may establish) determined in accordance with this Declaration of Trust and good accounting practices. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital and their determination shall be binding upon the Shareholders. Distributions, if any be made, shall be in Shares, in cash or otherwise and on a date or dates determined by the Trustees. At any time and from time to time in their discretion, the Trustees may distribute to the Shareholders as of a record date or dates determined by the Trustees, in Shares, in cash or otherwise all or part of any gains realized on the sale or disposition of property of the Trust or otherwise, or all or part of any other principal of the Trust. Each distribution of Common Shares pursuant to this Section 1 shall be made ratably according to the number of Common Shares held by the

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several Common Shareholders on the applicable record date. Any distribution to Common Shareholders paid in Common Shares will be paid at the net asset value thereof as determined in accordance with this Declaration of Trust or at such

other value as may be specified by the By-Laws or as the Trustees may from time to time determine, subject to applicable laws and regulations then in effect. The Trustees have the power, in their discretion, to distribute for any year an amount sufficient to enable the Trust to qualify as a "regulated investment company" under the Internal Revenue Code to avoid any liability for federal income tax in respect of that year.

DETERMINATION OF NET ASSET VALUE

Section 2. The term "net asset value" of each Common Share as of any particular time shall be the quotient obtained by dividing the value, as of such time, of the net assets of the Trust (i.e., the value of the assets of the Trust less the liabilities of the Trust, exclusive of liabilities represented by the Common Shares of the Trust, less the liquidation value of all shares outstanding which were issued pursuant to a resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares) by the total number of Common Shares outstanding at such time, all determined and computed as determined by the Trustees.

The Trustees, or any officer, of officers or agent of the Trust designated for the purpose by the Trustees shall determine the net asset value of the Common Shares and the Trustees shall fix the time or times as of which the net asset value of the Shares shall be determined and shall fix the periods during which any such net asset value shall be effective as to sales, and other transactions in the Common Shares, except as such times and periods for any such transaction may be fixed by other provisions of this Declaration of Trust or by the By-Laws.

Determinations in accordance with this Section 2 made in good faith shall be binding on all parties concerned.

REPURCHASES, TENDERS AND OTHER SHARE ACQUISITIONS

Section 3. Shares of the Trust may be reacquired by the Trust through repurchases in the open market, through tender offers to Shareholders under such conditions as the Trustees deem appropriate, or by other acquisitions of any nature deemed desirable or in the best interest of the Trust.

ARTICLE VII

COMPENSATION AND LIMITATION OF
LIABILITY OF COMPENSATION

Section 1. The Trustees as such shall be entitled to reasonable compensation from the Trust if the rate thereof is prescribed by such Trustees. Nothing herein shall in any way

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prevent the employment of any Trustee for advisory, management, legal, accounting, investment banking or other services and payment for the same by the Trust, it being recognized that such employment may result in such Trustee being considered an Affiliated Person or an Interested Person.

LIMITATION OF LIABILITY

Section 2. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment advisor or manager, principal underwriter or custodian, nor shall any Trustee be responsible for the act or omission of any other Trustee. Nothing in this Declaration of Trust shall protect any Trustee against any liability to which such Trustee would otherwise be subject by reason of willful misfeasance, bad

faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee.

Every note, bond contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his or her capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon.

Every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer shall give notice that this Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and shall recite that the same was executed or made by or on behalf of the Trust by them as Trustees or Trustee or as officers or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust and may contain such further recital as he or she or they may deem appropriate, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor.

TRUSTEE'S GOOD FAITH ACTION, EXPERT ADVICE, NO BOND OR SURETY

Section 3. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable only for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other

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experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. In discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of any other party to any contract entered into pursuant to Section 2 of Section 6 of Article IV. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

LIABILITY OF THIRD PERSON DEALING WITH TRUSTEES

Section 4. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

ARTICLE VIII

INDEMNIFICATION

Subject to the exceptions and limitations contained in this Article, every person who is, or has been, a Trustee or officer of the Trust (including persons who serve at the request of the Trust as directors, officers or trustees of another organization in which the Trust has an interest as a shareholder, creditor or otherwise) hereinafter referred to as a "Covered Person", shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a Trustee, director or officer and against amounts paid or incurred by him or her in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person;

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceedings was brought that he or she engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office;

(b) with respect to any matter as to which he or she shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless

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disregard of the duties involved in the conduct of his or her office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry) that he or she did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or thereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall insure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Person may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Article VIII shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he or she is not entitled to indemnification under this Article VIII provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising

out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Article VIII, a "Disinterested Trustee" is one (a) who is not an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (b) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds _______ or has been pending.

As used in this Article VIII, the words "claim", "action", "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal or other, including appeals). actual or threatened; and the words "liability" and "expenses" shall include within limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

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In case any Shareholders or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss or expense arising from such liability but only out of the assets of the Trust; provided, however, there shall be no liability or obligation of the Trust arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder's ownership of Shares or for losses suffered by reason of any changes in value of any Trust assets.

ARTICLE IX

MISCELLANEOUS

DURATION, TERMINATION AND REORGANIZATION OF TRUST

Section 1. Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trust may be terminated at any time by the Trustees by written notice to the Shareholders without a vote of the shareholders of the Trust or by the vote of the Shareholders entitled to vote more than fifty percent (50%) of the votes entitled to be case.

Subject to any requirements of the 1940 Act, upon termination of the Trust after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets of the Trust to distributable form in cash or other securities, or any combination thereof, and distribute the proceeds to the holders of classes of shares of beneficial interest in the Trust, other than Common Shares, which have been authorized by resolution of the Trustees, in the manner set forth by such resolution, and to the Common Shareholders, ratably according to the number of Common Shares of the Trust held by the several Common Shareholders of the Trust on the date of termination.

At any time by the affirmative vote of the Shareholders of the Trust entitled to vote more than fifty percent (50%) of the votes entitled to be cast,

the Trustees may sell, convey and transfer the assets of the Trust, to another trust, partnership, association or corporation organized under the laws of any state of the United States in exchange for cash, shares or other securities with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to the Trust. Following such transfer, the Trustees shall distribute such cash, shares or other securities among the Shareholders of the Trust, and if all of the assets of the Trust have been so distributed, the Trust shall be terminated.

FILING OF COPIES, REFERENCES, HEADINGS

Section 2. The original or a copy of this instrument and of each amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. A

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copy of this instrument and of each amendment hereto shall be filed by the Trust with the Secretary of State of The Commonwealth of Massachusetts and with the Boston City Clerk, as well as any other governmental office where such filing may from time to time be required. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such amendments have been made and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such amendments. In this instrument and in any such amendment, references to this instrument, and all expressions like "herein", and "hereof, and "hereunder", shall be deemed to refer to this instrument as amended from time to time. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument. The instrument may be executed in any number of counterparts each of which shall be deemed an original.

APPLICABLE LAWS

Section 3. This Declaration of Trust is made in The Commonwealth of Massachusetts and it is created under and is to be governed by and construed and administered according to the laws of said Commonwealth. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

AMENDMENTS

Section 4. This Declaration of Trust may be amended at any time by an instrument in writing signed by a majority of the then Trustees when authorized so to do by vote of Shareholders holding more than fifty percent (50%) of the Shares entitled to vote. Amendments having the purpose of changing the name of the Trust or of supplying any omission, curing any ambiguity or curing, correcting or supplementing any provision which is defective or inconsistent with the 1940 Act or with the requirements of the Internal Revenue Code and the regulations thereunder for the Trust's obtaining the most favorable treatment thereunder available to regulated investment companies shall not require authorization by Shareholder vote.

CONVERSION

Section 5. If any class of Shares of the Trust which are listed on one or more securities exchanges have traded on the principal securities exchange where listed at an average discount from net asset value of more than ten percent (10%), determined on the basis of the discount as of the end of the last trading day in each week during the period of twelve (12) calendar weeks preceding May

1, 1999, the Trustees will submit to the Shareholders at the next succeeding meeting, a proposal to convert the Trust from a "closed-end company" to an "open-end company" as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act as in effect on April 8, 1994, together with the necessary amendments to this Declaration of Trust to permit such a conversion. The

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Trustees may at any time propose conversion of the Trust to an open-end company depending on their judgment as to the advisability of such action in light of circumstances then prevailing. Upon the adoption of such proposal and related amendments by a vote of a majority of the outstanding voting securities of the Trust, the Trust shall, upon complying with any requirements of the 1940 Act, any applicable state law and any resolution of the Trustees which authorizes the issuance of a class of shares of beneficial interest other than Common Shares, become an "open-end" investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Trust and any national securities exchange.

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IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal for himself and his assigns, as of the day and year first above written.

/s/ Robert J. Engling

Robert J. Engling, Sole Trustee
150 EXMOOR AVE
GLEN ELLYN, IL 60173

STATE OF ILLINOIS)
) SS
COUNTY OF COOK)

Then personally appeared the above-named Robert J. Engling who acknowledged the foregoing instrument to be his free act and deed, before me this 8th day of April, 1994.

/s/ Mary A McCallister

Notary Public

My Commission Expires: 6/21/97

(SEAL)

TRUST ADDRESS
120 SOUTH LaSALLE ST
Chicago, ILLINOIS 60606

-22-


FEE PAID

$100.00

(ILLEGIBLE)

CASHIERS
SECRETARY'S OFFICE

(ILLEGIBLE)

(STAMP)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.(A)(3)
<SEQUENCE>3
<FILENAME>c12481exv99wxayx3y.txt
<DESCRIPTION>CERTIFICATE OF AMENDMENT
<TEXT>

EXHIBIT (a)(3)

KEMPER STRATEGIC INCOME FUND

Certificate of Amendment of Declaration of Trust

The undersigned, being a majority of the duly elected and qualified Trustees of Kemper Strategic Income Fund, a Massachusetts business trust (the "Trust"), acting pursuant to Article IX, Section 4 of the Declaration of Trust dated March 2, 1990, as amended (the "Declaration of Trust"), do hereby certify that the Board of Trustees unanimously adopted the resolutions set forth below at a meeting called, convened and held on January 20, 1999:

RESOLVED, that the name of the Trust be, and it hereby is, changed from "Kemper Strategic Income Fund" to "Kemper Strategic Income Trust" effective as of the date upon which a Certificate of Amendment is filed with the office of the Secretary of State of The Commonwealth of Massachusetts;

FURTHER RESOLVED, that the execution by a majority of this Board, and the filing with the Secretary of State of The Commonwealth of Massachusetts of an appropriate instrument in writing, pursuant to Article IX, Section 4 of the Agreement and Declaration of Trust to reflect the name change is hereby approved.

IN WITNESS WHEREOF, the undersigned have this day signed this Certificate.

/s/ James E. Akins

James E. Akins, Trustee

/s/ Arthur R. Gottschalk

Arthur R. Gottschalk, Trustee

/s/ Frederick T. Kelsey

Frederick T. Kelsey, Trustee

/s/ Thomas W. Littauer

Thomas W. Littauer, Trustee

(STAMP)


/s/ Daniel Pierce

Daniel Pierce, Trustee

/s/ Fred B. Renwick

Fred B. Renwick, Trustee

/s/ John B. Tingleff

John B. Tingleff, Trustee

/s/ John G. Weithers

John G. Weithers, Trustee

Dated: January 20, 1999

(ILLEGIBLE)

(ILLEGIBLE)

(STAMP)

(SEAL)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.(A)(4)
<SEQUENCE>4
<FILENAME>c12481exv99wxayx4y.txt
<DESCRIPTION>CERTIFICATE OF AMENDMENT
<TEXT>

Exhibit (a)(4)

KEMPFR STRATEGIC INCOME TRUST

Certificate of Amendment of Declaration of Trust

The undersigned, being a majority of the duly elected and qualified Trustees of Kemper Strategic Income Trust, a Massachusetts business trust (the "Trust"), acting pursuant to the authority granted to the Board of Trustees in the Amended and Restated Agreement and Declaration of Trust dated April 8, 1994. as amended (the "Declaration of Trust"), do hereby certify that the Board of Trustees unanimously adopted the resolution set forth below at a meeting called, convened and held on November 29, 2000:

RESOLVED, that, pursuant to the authority granted to the Board of Trustees in the Declaration of Trust, the Declaration of Trust shall be amended to change the name of the Trust as set forth below effective as of January 1, 2001. and, further, that the execution by a majority of the members of this Board of an appropriate instrument in writing reflecting the change of the name of the Trust, and the filing of such instrument with the office of the Secretary of State of The Commonwealth of Massachusetts be, and hereby is, approved:

The name of the Trust shall be changed from "Kemper Strategic Income Trust" to "Scudder Strategic Income Trust."

IN WITNESS WHEREOF, the undersigned have this day signed this Certificate.

/s/ James E. Akins	/s/ Frederick T. Kelsey
James E. Akins, Trustee	Frederick T. Kelsey, Trustee
/s/ Linda C. Coughlin	/s/ Thomas W. Littauer
Linda C. Coughlin, Trustee	Thomas W. Littauer, Trustee
/s/ James R. Edgar	/s/ Fred B. Renwick
James R. Edgar, Trustee	Fred B. Renwick, Trustee
/s/ Arthur R. Gottschalk	/s/ John G. Weithers
Arthur R. Gottschalk, Trustee	John G. Weithers, Trustee

Dated: November 29, 2000

FEE PAID
$100.00

(ILLEGIBLE)

(STAMP)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.(A)(5)
<SEQUENCE>5
<FILENAME>c12481exv99wxayx5y.txt
<DESCRIPTION>CERTIFICATE OF AMENDMENT
<TEXT>

Exhibit (a)(5)

SCUDDER STRATEGIC INCOME TRUST

Certificate of Amendment of Declaration of Trust

The undersigned, being at least a majority of the duly elected and qualified Trustees of Scudder Strategic Income Trust, a Massachusetts business trust (the "Trust"), acting pursuant to the authority granted to the Board of Trustees in the Amended and Restated Agreement and Declaration of Trust dated April 8, 1994 as amended (the "Declaration of Trust"), do hereby amend Article I Section 1 of the Declaration of Trust, as follows:

The name of the Trust is hereby changed from "Scudder Strategic Income Trust" to "DWS Strategic Income Trust" effective February 6, 2006.

IN WITNESS WHEREOF, the undersigned have this day signed this Instrument.

/s/ John W. Ballantine	
John W. Ballantine, Trustee	Lewis A. Burnham, Trustee
/s/ Donald L. Dunaway	/s/ James R. Edgar
Donald L. Dunaway, Trustee	James R. Edgar, Trustee
/s/ Paul K. Freeman	/s/ Robert B. Hoffman
Paul K. Freeman, Trustee	Robert B. Hoffman, Trustee
/s/ William McClayton	/s/ Shirley D. Peterson
William McClayton, Trustee	Shirley D. Peterson, Trustee
	/s/ Robert H. Wadsworth
William N. Shiebler, Trustee	Robert H. Wadsworth, Trustee
/s/ John G. Weithers	
John G. Weithers, Trustee	

Dated as of November 16, 2005


Check # 7890

MGL CHAPTER 182

(ILLEGIBLE)

```
Merge Y          N
R/A   Y ________ N
Cons. Y          N
Pr.Off ________
Tru    ________
</TEXT>
</DOCUMENT>
```

EXHIBIT 3

EX-3 2 ex3-1_mmi.htm EXHIBIT 3.1

Exhibit 3.1

AMENDED AND RESTATED BY-LAWS
OF
DWS MULTI-MARKET INCOME TRUST

Dated as of March 11, 2009

ARTICLE 1
Declaration of Trust and Principal Office

1.1 Declaration of Trust. These By-laws are adopted pursuant to Article IV Section 2 of the Declaration of Trust, as from time to time in effect (the "Declaration"), of the Massachusetts business trust established by the Declaration (the "Trust") and shall be subject to the terms of the Declaration. Any capitalized term not otherwise defined herein shall have the same meaning given to such term in the Declaration.

1.2 Principal Office of the Trust. The principal office of the Trust in Massachusetts shall be located in Boston, Massachusetts, or such other place as shall be determined by the Trustees from time to time. The Trust may have offices in such other places within or without The Commonwealth of Massachusetts as the Trustees may from time to time determine.

ARTICLE 2
Trustees

2.1 Chairman; Vice Chairman. The Trustees may elect from their own number a Chairman to hold office until his or her successor shall have been duly elected and qualified or until his earlier death, resignation, removal or disqualification. If the Chairman is present at a meeting of the Trustees or Shareholders, the Chairman shall preside at such meeting. The Trustees may also elect from their own number a Vice Chairman to hold office until his or her successor shall have been duly elected and qualified or until his earlier death, resignation, removal or disqualification. If the Chairman is not present at a meeting of the Trustees or Shareholders, the Vice Chairman, if any, shall preside at such meeting. The Chairman and Vice Chairman shall each have such other duties and powers as the Trustees may from time to time determine, but neither shall have individual authority to act for the Trust as an officer of the Trust.

2.2 Regular Meetings. Regular meetings of the Trustees may be held without call or notice at such places (including for these purposes, by means of conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Declaration) as the Trustees may from time to time determine.

2.3 Special Meetings. Special meetings of the Trustees may be held at any time and at any place (including for these purposes, by means of conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Declaration) designated in the call of the meeting when called by the Chairman, the President or the Treasurer or by two or more Trustees, sufficient

notice thereof as described in Section 2.4 below being given to each Trustee by the Secretary or an Assistant Secretary or by the person calling the meeting.

2.4 Notice of Special Meetings. It shall be sufficient notice to a Trustee of a special meeting to send notice by overnight mail at least forty-eight hours or by email or facsimile at least twenty-four hours before the meeting addressed to the Trustee at his or her usual or last known business or residence address, email address or facsimile number as applicable, or to give notice to him or her in person or by telephone at least twenty-four hours before the meeting. Notice of a special meeting need not be given to any Trustee if a written waiver of notice, executed by him or her before or after the meeting, is filed with the records of the meeting, or to any Trustee who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

2.5 Quorum and Manner of Acting. At any meeting of the Trustees, one-third of the Trustees then in office shall constitute a quorum for the transaction of business. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice. Meetings of the Trustees shall be presided over by the Chairman, or, if the Chairman is not present at the meeting, then by the Vice Chairman, if any, or if there is no Vice Chairman or the Vice Chairman is not present at the meeting, then by another Trustee designated by the Chairman, or if there is no such designee present at the meeting, then by a person appointed to act as chairman of the meeting by the remaining Trustees present at the meeting. The Declaration contains further provisions relating to the manner of acting by the Trustees. Except as set forth specifically in the Declaration, any action that may be taken by the Trustees may be taken by them without the vote or consent of Shareholders.

2.6 Actions by Consent. If in accordance with the provisions of the Declaration any action is taken by the Trustees by a written consent of fewer than all of the Trustees, prompt notice of any such action shall be furnished to each Trustee who did not execute such written consent, provided that the effectiveness of such action shall not be impaired by any delay or failure to furnish such notice. All such consents shall be filed with the records of the Trustees' meetings. Any such written consents may be executed and delivered by electronic means. The Declaration contains further provisions relating to action by consent of the Trustees.

2.7 Counsel and Experts. The Trustees who are not "interested persons" of the Trust pursuant to the 1940 Act may from time to time as they may determine, at the Trust's expense, hire such employees and retain such counsel, accountants, appraisers or other experts or consultants whose services such Trustees may, in their discretion, determine to be necessary or desirable from time to time, including services to one or more Committees established by the Trustees, and may execute any agreements, contracts, instruments or other documents in connection therewith.

2.8 Continuing Trustees. "Continuing Trustee" means a Trustee who (A) is not an Interested Party or an Affiliate or an Associate of an Interested Party and has been a Trustee for a period of at least 12 months; (B) is a successor of a Continuing Trustee who is not an Interested Party or an Affiliate or an Associate of an Interested Party and is recommended to succeed a Continuing Trustee by a majority of the Continuing Trustees then on the Board of Trustees; or (C) is elected

to the Board of Trustees to be a Continuing Trustee by a majority of the Continuing Trustees then on the Board of Trustees and who is not an Interested Party or an Affiliate or Associate of an Interested Party.

(a) "Interested Party" means any Person, other than an investment company advised by the Trust's current investment manager (or the successor to that manager through reorganization, merger, acquisition or otherwise of the manager or its successor) or any of its (or the successor's) Affiliates (an "Affiliated Investment Company"), which enters, or proposes to enter, into a Business Combination with the Trust or which individually or together with any other Persons beneficially owns or is deemed to own, directly or indirectly, more than 5 percent of any class of the Trust's securities (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the "1934 Act")). No Trustee shall be an Interested Party solely because such Trustee is a trustee or director of an Affiliated Investment Company.

(b) "Person" means a natural person, a corporation, a trust, a partnership, a limited liability company or any other entity or organization.

(c) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the 1934 Act; provided that the term "Affiliate" shall also include any person who, at or prior to the time of election to the Board of Trustees, had expressed support in writing of any proposals of an Interested Party for which shareholder approval would be required (for purposes of consideration of these proposals only).

(d) "Business Combination" means any action described in Section 10.4(a), 10.4(b) or 10.4(c) of these By-laws.

2.9 Classes of Trustees. Prior to the annual meeting (as defined in Section 9.1 below) of Shareholders held in the year 2009, the Trustees shall classify themselves by resolution, with respect to the time for which they or their successors will severally hold office, into the following three classes: Class I, who shall each serve as Trustee until the 2009 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed; Class II, who shall each serve as Trustee until the 2010 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed; and Class III, who shall each serve as Trustee until the 2011 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed. Each Class shall consist, as nearly as may be possible, of one-third of the total number of Trustees constituting the entire Board of Trustees. At each annual meeting beginning with the 2009 annual meeting, the successor of each member of the Class of Trustees whose term would expire upon the election and qualification of a successor at that meeting (each Trustee whose term would expire upon the election and qualification of a successor at that annual meeting being referred to herein as an "Expiring Trustee") shall be elected to hold office until the annual meeting held in the third succeeding year and until the election and qualification of such Trustee's successor, if any, or until such Trustee sooner dies, resigns, retires or is removed. In the event that at an annual meeting the number of nominees with respect to a Class of Trustees exceeds the sum of (i) the number of Expiring Trustees in such Class of Trustees plus (ii) the number of vacancies in such

Class of Trustees, and one (or more) successors who are not Expiring Trustees ("Non-ET Successors") are elected at such annual meeting, then the Non-ET Successors shall first fill any vacancies and then succeed those Existing Trustees with the fewest affirmative votes. If an annual meeting is called for the purpose of considering the election of an Expiring Trustee or such Trustee's successor (the "Current Annual Meeting"), and the Expiring Trustee is not elected and such Expiring Trustee's successor is not elected and qualified (in either case, because the required vote or quorum is not obtained, or otherwise), then such Trustee shall remain a member of the relevant Class, holding office until the annual meeting held in the third succeeding year following the year set for the Current Annual Meeting in the initial call thereof and until the election and qualification of such Trustee's successor, if any, or until such Trustee sooner dies, resigns, retires or is removed. If the number of Trustees is changed, any increase or decrease shall be apportioned among the Classes, as of the annual meeting of Shareholders next succeeding any such change, so as to maintain a number of Trustees in each Class as nearly equal as possible, with the result that, to the extent a Trustee is assigned to a new Class, his or her term as Trustee shall coincide with that of his or her newly assigned Class.

2.10 Vacancies. Unless otherwise required by applicable law, the decision by the Board of Trustees to submit the filling of a vacancy or anticipated vacancy on the Board of Trustees to the Shareholders, all as described in Article IV Section 1(f) of the Declaration, shall require the affirmative vote or consent of at least eighty percent (80%) of the remaining Continuing Trustees and a majority of all of the remaining Trustees. Any Trustee who fills a vacancy either by appointment of the other Trustees or election by Shareholders, whether such vacancy resulted from an increase in the size of the Board or otherwise, shall hold office for the remainder of the full term of the Class of Trustees in which the vacancy occurred or the new Trusteeship was created and until his or her successor shall be elected and shall qualify or until such Trustee sooner dies, resigns, retires, or is removed.

2.11 Majority Voting for the Election of Trustees. A majority of the Shares outstanding and entitled to vote on the matter shall elect a Trustee. A Trustee may but need not be a Shareholder.

ARTICLE 3
Officers

3.1 Enumeration; Qualification. The officers of the Trust shall be a President, a Treasurer, a Secretary and such other officers as the Trustees from time to time may in their discretion elect, appoint or authorize in accordance with Section 3.2 below. Any officer of the Trust may but need not be a Trustee or a Shareholder. Any two or more offices, except those of President and Vice-President, may be held by the same person. An officer may but need not be a Shareholder.

3.2 Election. The President, the Treasurer and the Secretary shall be elected by the Trustees upon the occurrence of a vacancy in any such office. Other officers, if any, may be elected or appointed by the Trustees at any time. Vacancies in any such other office may be filled at any time.

3.3 Tenure. Each officer shall hold office in each case until he or she dies, resigns, is removed or becomes disqualified.

3.4 Powers. Each officer shall have, in addition to the duties and powers herein and in the Declaration set forth, such duties and powers as are commonly incident to the office occupied by him or her as if the Trust were organized as a Massachusetts business corporation and such other duties and powers as the Trustees may from time to time designate.

3.5 President. Unless the Trustees otherwise provide, the President shall be the chief executive officer of the Trust.

3.6 Treasurer. Unless the Trustees provide otherwise, the Treasurer shall be the chief financial and accounting officer of the Trust, and shall, subject to the provisions of the Declaration and to any arrangement made by the Trustees with a custodian, investment adviser or manager, or transfer, Shareholder servicing or similar agent, be in charge of the valuable papers, books of account and accounting records of the Trust, and shall have such other duties and powers as may be designated from time to time by the President.

3.7 Secretary. The Secretary shall record all proceedings of the Shareholders and the Trustees in books to be kept therefor, which books or a copy thereof shall be kept at an office of the Trust. In the absence of the Secretary from any meeting of the Shareholders or Trustees, an Assistant Secretary, or if there be none or if he or she is absent, a temporary Secretary chosen at such meeting shall record the proceedings thereof in the aforesaid books.

3.8 Resignations and Removals. Any officer may resign at any time by written instrument signed by him or her and delivered to the Chairman, the President or the Secretary or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The Trustees may remove any officer with or without cause. Except to the extent expressly provided in a written agreement with the Trust, no officer removed shall have any right to damages on account of such removal.

ARTICLE 4
Committees

4.1 Establishment and Authority. The Declaration contains provisions relating to the establishment of committees by the Trustees. Each committee shall have such powers and authority as shall be authorized by the Trustees, and may fix its own rules and procedures to the extent consistent with the Declaration and these By-laws, subject to approval by the Trustees.

4.2 Quorum; Voting. Unless the specific rules and procedures adopted by a Committee in accordance with Section 4.1 provide otherwise, a majority of the members of any Committee of the Trustees shall constitute a quorum for the transaction of business, and any action of such a Committee may be taken at a meeting by a vote of a majority of the members present (a quorum being present) or evidenced by one or more writings signed by such a majority (which writings may be executed and/or delivered by electronic means). Members of a Committee may participate in a meeting of such Committee by means of a conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

ARTICLE 5
Reports and Communications

5.1 General. The Trustees and officers shall render notices and reports as may be required from time to time by any applicable law. Officers and Committees shall render such additional reports as they may deem desirable or as may from time to time be required by the Trustees.

5.2 Communications with Shareholders. Any notices, reports, proxy statements or other communications required under the Declaration, these By-Laws or applicable law to be sent to Shareholders may be sent, delivered or made available in any reasonable manner as may be determined by the Trustees if not otherwise prohibited by applicable law, including, without limitation, by email or other electronic means or by posting on a website; and such communications may be sent, delivered or otherwise made available to Shareholders in accordance with householding or other similar rules under which a single copy of such communication may be sent to Shareholders who reside at the same address. No communication need be given to any Shareholder who shall have failed to inform the Trust of the Shareholder's current address, and the Trustees may in their discretion from time to time adopt, or may authorize the officers or agents of the Trust to adopt, procedures or policies with respect to communications to Shareholders that are returned to the Trust or its agents as undeliverable and similar matters. Any Shareholder may waive receipt of notice or any other communication. Communications shall be deemed to have been given at the time when delivered personally or deposited in the mail or with another carrier or sent by any means of written or electronic communication or, where notice is given by posting on a website or by publication, on the date of posting or publication.

ARTICLE 6
Seal

6.1 General. The Trustees may adopt a seal of the Trust which shall be in such form and shall have such inscription thereon as the Trustees may from time to time prescribe, but unless otherwise required by the Trustees, the seal shall not be necessary to be placed on and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust. In the absence of a seal, a recital in any written instrument that such instrument is given under seal or otherwise is intended to take effect as a sealed instrument shall be sufficient to give such instrument the legal effect of a sealed instrument.

ARTICLE 7
Execution of Papers

7.1 General. All deeds, leases, contracts, notes and other obligations made by the Trustees shall be signed by the President, any Vice President elected or appointed by the Trustees, the Treasurer or the Secretary, except as the Trustees may generally or in particular cases authorize the execution thereof in some other manner, or as otherwise provided in these By-Laws.

ARTICLE 8
Shares and Share Certificates

8.1 Share Certificates. Unless the issuance of certificates is authorized by the Trustees, Shares shall be held on the books of the Trust by one or more transfer agents (each, a "Transfer Agent") in uncertificated form, and the record owners of such Shares shall be treated for all purposes as Shareholders under the Declaration.

The Trustees may at any time authorize the issuance of share certificates for Shares in such form as the Trustees may prescribe from time to time. Each such certificate shall bear a distinguishing number, shall exhibit the holder's name and the number of Shares owned by such holder, and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer. Such signatures may be facsimile, printed or engraved if the certificate is signed by the Transfer Agent with respect to such Shares or by a registrar. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall cease to be such officer before such certificate is issued, it may be issued by the Trust with the same effect as if he or she were such officer at the time of its issue.

8.2 Share Transfers. Transfers of Shares of the Trust shall be made only on the books of the Trust, as maintained by the Transfer Agent with respect to such Shares, by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Transfer Agent for such Shares and upon surrender of any certificate or certificates representing such Shares, if any, properly endorsed and the payment of all taxes thereon. Except as may be otherwise provided by law or these By-Laws, the Person in whose name Shares stand on the books of the Trust shall be deemed the owner thereof for all purposes as regards the Trust; provided that properly documented pledges of Shares as collateral security may be accounted for by the Transfer Agent in accordance with its standard procedures with respect thereto.

8.3 Loss of Certificates. The transfer agent for any class (or series of such class) of Shares, with the approval of any two officers of the Trust, is authorized to issue and countersign replacement certificates for Shares which have been lost, stolen or destroyed upon (i) receipt of an affidavit or affidavits of loss or non receipt and of an indemnity agreement executed by the registered holder or his legal representative and supported by an open penalty surety bond, said agreement and said bond in all cases to be in form and content satisfactory to and approved by the President or the Treasurer, or (ii) receipt of such other documents and assurances as may be approved by the Trustees.

8.4 Regulations. The Trustees may make such additional rules and regulations, not inconsistent with these By-Laws, as they may deem expedient concerning the issue, certification, transfer and registration of Shares.

ARTICLE 9
Shareholders

9.1 Meetings.

(a) Annual Meetings. Regular meetings of Shareholders for the election of Trustees and the transaction of such other business that is proper for Shareholder action under the Declaration,

these By-laws and applicable law and as may properly come before the meeting shall be held once each calendar year (each such meeting an "annual meeting"). Annual meetings may only be called by Trustees or the President. The Trustees or President shall determine the date, time and place for any annual meeting, which place may be within or without The Commonwealth of Massachusetts, or any adjournments or postponements thereof. Any annual meeting so called may be postponed by the Trustees prior to the meeting with notice to the Shareholders entitled to vote at that meeting. Except as provided in Article IV Section 1(f) of the Declaration, Trustees shall be elected only at annual meetings of Shareholders.

(b) Special Meetings. Meetings of the Shareholders other than annual meetings (each such meeting a "special meeting") may be called at any time by the Trustees, by the President or, if the Trustees and the President shall fail to call any meeting of Shareholders for a period of 30 days after Written Application (as defined below) to the Secretary of the Trust of one or more Shareholders who hold at least 25% of all Shares issued and outstanding and entitled to vote at the meeting (or 10% if the purpose of the meeting is to determine if a Trustee shall be removed from office), then such Shareholder(s) may call such meeting (which call by the Shareholder(s) shall occur automatically with no further action of the Shareholder(s) pursuant to the procedures set forth in Section 9.1(c)(4) of these By-laws). A special meeting of Shareholders may be called only for the purpose of transacting of such business that is proper for Shareholder action under the Declaration, these By-laws and applicable law and as may properly come before such meeting. The Trustees or President shall determine the date, time and place of any special meeting of Shareholders, which place may be within or without The Commonwealth of Massachusetts. Any special meeting of Shareholders may be postponed by the Trustees prior to the meeting with notice to the Shareholders entitled to vote at that meeting.

(c) Shareholder-Requested Special Meetings.

(1) Any Shareholder(s) seeking to provide Written Application for a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Trustees to fix a record date to determine the Shareholders entitled to provide Written Application for a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more Shareholders as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such Shareholder (or such agent) and shall set forth all information relating to each such Shareholder that must be disclosed in solicitations of proxies for election of Trustees in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the 1934 Act. Upon receiving the Record Date Request Notice, the Trustees may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Trustees. If the Trustees, within ten days after the date on which a valid Record Date Request Notice is received, fail to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any Shareholder to provide a written application for a special meeting pursuant to Section 9.1(b) of these By-laws, one or more written applications for a special meeting signed by Shareholders (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date holding at least 25% of all Shares issued and outstanding and entitled to vote at such meeting (or 10% if the purpose of the meeting is to determine if a Trustee shall be removed from office) (the foregoing percentages of Shares being referred to herein as the "Special Meeting Percentage" and the foregoing written applications (representing at least the Special Meeting Percentage) being referred at as the "Written Application") shall be delivered to the Secretary. In addition, the Written Application shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful and proper matters for Shareholder action under the Declaration, these By-laws and applicable law set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such Shareholder (or such agent) signing the Written Application, shall set forth the name and address, as they appear in the Trust's books, of each Shareholder signing such application (or on whose behalf the Written Application is signed) and the class, series and number of all shares of the Trust which are owned by each such Shareholder, and the nominee holder for, and number of, shares owned by such Shareholder beneficially but not of record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any Shareholder providing a Written Application (or agent duly authorized in a writing accompanying the revocation or the Written Application) may revoke his, her or its Written Application at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the Shareholders providing a Written Application of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Trust's proxy materials). No special meeting shall be called upon a Written Application and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 9.1(c), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) In the case of any special meeting called by the Trustees or President upon a Written Application or automatically called by Shareholder(s) upon the failure of the Trustees and President to call a meeting pursuant to Section 9.1(b) of these By-laws (in either case, a "Shareholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the President or Trustees; provided, however, that the date of any Shareholder-Requested Meeting shall be not more than 120 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Trustees or President fail to designate, within thirty days after the date that a valid Written Application is actually received by the Secretary (the "Delivery Date"), a date and time for a Shareholder-Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 120th day after the Meeting Record Date or, if such 120th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Trustees or President fail to designate a place for a Shareholder-Requested Meeting within thirty days after the Delivery Date, then such meeting shall be held at the principal executive office of the Trust. In fixing a date for any special meeting, the Trustees or the President may consider such factors as he, she or they deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding

any request for meeting and any plan of the Trustees or the President to call an annual meeting or a special meeting. If the Trustees fail to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Trustees may revoke the notice for any Shareholder-Requested Meeting in the event that the requesting Shareholders fail to comply with the provisions of paragraph (3) of this Section 9.1(c).

(5) If written revocations of Written Applications for the special meeting have been delivered to the Secretary and the result is that Shareholders (or their agents duly authorized in writing), as of the Request Record Date, holding less than the Special Meeting Percentage have delivered, and not revoked, Written Applications for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all Shareholders who have made Written Applications and not revoked such Written Applications written notice of any revocation of Written Applications for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all Shareholders who have made Written Applications and have not revoked such Written Applications for a special meeting written notice of any revocation of Written Applications for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any written application for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a written application for a new special meeting.

(6) The Trustees or the President may appoint independent inspectors of elections to act as the agent of the Trust for the purpose of promptly performing a ministerial review of the validity of any purported Written Application received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Written Application shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported Written Application and (ii) such date as the independent inspectors certify to the Trust that the valid Written Applications received by the Secretary represent at least the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Trust or any Shareholder shall not be entitled to contest the validity of any purported Written Application, whether during or after such five-Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of this Section 9.1(c), "Business Day" shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

9.2 Record Dates. For the purpose of determining the Shareholders of the Trust or any class (or series of such class) of Shares of the Trust who are entitled to vote or act at any meeting or any adjournment or postponement thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, or may authorize the officers to fix a time, which shall be not more than 120 days before the date set for any meeting of Shareholders (without regard to any adjournments or postponements thereof) or more than 60

days before the date of payment of any dividend or of any other distribution, as the record date for determining the Shareholders of the Trust or such class (or series of such class) having the right to notice of and to vote at such meeting and any adjournment or postponement thereof or the right to receive such dividend or distribution, and in such case only Shareholders on such record date shall have such right notwithstanding any transfer of Shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any such purposes close the register or transfer books for all or part of such period.

9.3 Notice of Meetings. Notice of all meetings of Shareholders and any postponement thereof, stating the time, place and purposes of the meeting, shall be given by the Secretary or the Trustees in accordance with Section 5.2 hereof at least seven days and not more than 120 days before the date for the meeting set forth in such notice, to each Shareholder of record entitled to vote at the meeting on the date set in accordance with Section 9.2 hereof. Any adjourned meeting may be held as adjourned without further notice to the extent permitted by Article V Section 3 of the Declaration. Where separate meetings are held for Shareholders of the individual class (or series of such class) to vote on a matter required to be voted on by Shareholders of the Trust in the aggregate, notice of each such separate meeting shall be provided in the manner described above in this Section.

9.4 Quorum. For the purposes of establishing whether a quorum is present, all Shares present and entitled to vote, including abstentions and broker non-votes, shall be counted.

9.5 Adjournments. To the extent permitted by Article V Section 3 of the Declaration, any meeting of Shareholders may, by action of the chairman of the meeting, be adjourned without further notice with respect to one or more matters to be considered at such meeting to a designated time and place, whether or not a quorum is present with respect to such matter; upon motion of the chairman of the meeting, the question of adjournment may be submitted to a vote of the Shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the Shares present and entitled to vote with respect to the matter or matters adjourned, and without further notice to the extent permitted by Article V Section 3 of the Declaration. Unless a proxy is otherwise limited in this regard, any Shares present and entitled to vote at a meeting that are represented by broker non-votes, may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

9.6 Proxies. At any meeting of Shareholders, any holder of Shares entitled to vote thereat may vote by proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Trust as the Trustees or officers may direct, for verification prior to the time at which such vote shall be taken. In connection with the solicitation of proxies by the Trustees, a Shareholder may give instructions through telephonic or electronic methods of communication or via the Internet for another person to execute his or her proxy, if in each case such method has been authorized by the Trust by its officers, and pursuant in each case to procedures established or approved by the officers of the Trust or agents employed by the Trust for such purpose as reasonably designed to verify that such instructions have been authorized by such Shareholder; and the placing of a Shareholder's name on a proxy pursuant to such instructions shall constitute execution of such proxy by or on behalf of such Shareholder. Proxies may also be submitted via facsimile if such method has been authorized by the Trust by its officers, and pursuant to procedures established or approved

by the officers of the Trust or agents employed by the Trust for such purpose. Pursuant to a vote of the Trustees, proxies may be solicited in the name of one or more Trustees and/or one or more of the officers of the Trust. Subject to the third paragraph of Article V Section 1 of the Declaration, when any Share is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Share. If the holder of any such Share is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Share, such Share may be voted by such guardian or such other person appointed or having such control, and such vote may be given in person or by proxy. Unless otherwise specifically limited by their terms, proxies shall entitle the holder thereof to vote at any postponement or adjournment of a meeting, and no proxy shall be valid after eleven months from its date. A Shareholder who has submitted a proxy may revoke or withdraw the proxy with respect to any matter to be considered at a meeting or any adjournment or postponement thereof if such revocation or withdrawal is properly received prior to the vote on that matter. A Shareholder may also revoke a prior proxy prior to a vote on a matter by delivering a duly executed proxy bearing a later date or by attending the meeting or the adjournment or postponement thereof and voting in person on the matter or matters.

9.7 Conduct of Meetings. Meetings of the Shareholders shall be presided over by the Chairman, or, if the Chairman is not present at the meeting, then by the Vice Chairman, if any, or if there is no Vice Chairman or the Vice Chairman is not present at the meeting, then by another Trustee or officer designated by the Chairman, or if there is no such designee present at the meeting, then by the most senior officer of the Trust present at the meeting and such person shall be deemed for all purposes the chairman of the meeting. The chairman of the meeting shall determine the order of business of the meeting and may prescribe such rules, regulations and procedures and take such actions as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting. For any matter to be properly before any meeting of Shareholders, the matter must be a proper matter for Shareholder action under the Declaration, these By-laws and applicable law and must be specifically identified in the notice of meeting or otherwise brought before the meeting in accordance with these By-laws or by or at the direction of the chairman of the meeting, in the chairman's sole direction. The Trustees may from time to time in their discretion provide for procedures by which Shareholders may, prior to any meeting at which Trustees are to be elected, submit the names of potential candidates for Trustee, to be considered by the Trustees, or any proper committee thereof. At all meetings of Shareholders, unless voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting. Unless otherwise determined by the chairman of the meeting, meetings shall not be required to be held in accordance with the rules of parliamentary procedure.

9.8 Inspectors of Election. In advance of any meeting of Shareholders, the Trustees, or at the meeting, the chairman of the meeting, may appoint Inspectors of Election to act at the meeting or any adjournment or postponement thereof. Unless otherwise instructed by the Trustees or the chairman of the meeting, the Inspectors of Election shall determine the number of Shares outstanding, the Shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies (subject to the requirements of Article V Section 1 of the Declaration), shall receive votes, ballots or consents, shall hear and determine all challenges and questions in any way arising in connection with the right to vote, shall count and tabulate all

votes and consents, determine the results, and do such other acts as may be proper to conduct the election or vote.

9.9 Advance Notice of Shareholder Nominees for Trustees and Other Shareholder Proposals.

(a) Annual Meetings of Shareholders.

(1) Nominations of individuals for election to the Board of Trustees and the proposal of other business to be considered by the Shareholders may be made at an annual meeting (i) pursuant to the Trust's notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws, (ii) by or at the direction of the Board of Trustees or (iii) by any Shareholder if such Shareholder (A) can demonstrate to the Trust record ownership of Shares both as of the time the Shareholder Notice (as defined below) was delivered to the Secretary as provided in Section 9.9(a)(2) of these By-laws and at the time of the annual meeting, (B) is entitled to vote the applicable Shares at the meeting and (C) has complied with the procedures set forth in this Section 9.9(a). The requirements of this Section 9.9 will apply to any business to be brought before an annual meeting by a Shareholder whether such business is to be included in the Trust's proxy statement pursuant to Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the 1934 Act, presented to Shareholders by means of an independently financed proxy solicitation or otherwise presented to Shareholders.

(2) For nominations or other business to be properly brought before an annual meeting by a Shareholder pursuant to clause (iii) of paragraph (a)(1) of this Section 9.9, the Shareholder must have given timely notice thereof in writing to the Secretary of the Trust (a "Shareholder Notice") and such other business must otherwise be a proper matter for action by the Shareholders. To be timely, a Shareholder Notice shall be delivered to the Secretary at the principal executive office of the Trust not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date on which notice of the prior year's annual meeting was first given to Shareholders. However, in the event that the date of the annual meeting set forth in a notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, the Shareholder Notice, to be timely, must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by the Trust. In no event shall any postponement or adjournment of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a Shareholder Notice. To be in proper form, a Shareholder Notice (whether given pursuant to this Section 9.9(a)(2) or Section 9.9(b)) shall: (i) set forth as to each individual whom the Shareholder proposes to nominate for election or reelection as a Trustee, (A) the name, age, date of birth, nationality, business address and residence address of such individual, (B) the class, series and number of any shares of beneficial interest of the Trust that are owned of record or beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition, (D) whether such Shareholder believes any such individual is, or is not, an

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"interested person" of the Trust, as defined in the 1940 Act and information regarding such individual that is sufficient, in the discretion of the Board of Trustees or any committee thereof or any authorized officer of the Trust, to make such determination, (E) all other information relating to such individual that would be required to be disclosed in a proxy statement or otherwise required to be made in connection with solicitations of proxies for election of Trustees in a contested election pursuant to Regulation 14A (or any successor provision) under the 1934 Act (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Trustee if elected), and (F) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Shareholder and any Shareholder Associated Person (as defined below), if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the Shareholder making the nomination and any Shareholder Associated Person, or any affiliate or associate thereof or Person acting in concert therewith, were the "registrant" for purposes of such Item and the nominee were a Trustee or executive officer of such registrant; (ii) if the Shareholder Notice relates to any business other than a nomination of a Trustee or Trustees that the Shareholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such Shareholder and any Shareholder Associated Person, individually or in the aggregate, including any anticipated benefit to the Shareholder and any Shareholder Associated Person therefrom and (B) a description of all agreements, arrangements and understandings between such Shareholder and such Shareholder Associated Person, if any, and any other Person or Persons (including their names) in connection with the proposal of such business by such Shareholder; (iii) set forth, as to the Shareholder giving the Shareholder Notice and any Shareholder Associated Person, (A) the class, series and number of all shares of beneficial interest of the Trust which are, directly or indirectly, owned beneficially and of record by such Shareholder and by such Shareholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such Shareholder and by any such Shareholder Associated Person, (B) any option, warrant, convertible security, appreciation right or similar right with an exercise or conversion privilege or settlement payment date or mechanism at a price related to any class or series of shares of the Trust or with value derived in whole or in part from the value of any class or series of shares of the Trust, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of beneficial interest of the Trust or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such Shareholder and by such Shareholder Associated Person, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Trust, (C) any proxy, contract, arrangement, understanding or relationship pursuant to which such Shareholder and such Shareholder Associated Person, if any, has a right to vote any shares of any security of the Trust, (D) any short interest in any security of the Trust (for purposes of this Section 9.9(a)(2), a Person shall be deemed to have a short interest in a security if such Person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights

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to dividends on the shares of the Trust owned beneficially by such Shareholder or Shareholder Associated Person, if any, that are separated or separable from the underlying shares of the Trust, (F) any proportionate interest in the shares of the Trust or Derivative Instruments held, directly or indirectly, by a general or limited partnership or other entity in which such Shareholder or Shareholder Associated Person, if any, is a general partner or holds a similar position or, directly or indirectly, beneficially owns an interest in a general partner or entity that holds a similar position, (G) any performance-related fees (other than an asset-based fee) that such Shareholder or Shareholder Associated Person, if any, is entitled to based on any increase or decrease in the value of shares of the Trust or Derivative Instruments, if any, as of the date of the Shareholder Notice, including without limitation any such interest held by members of such Shareholder's or Shareholder Associated Person's, if any, immediate family sharing the same household (which information shall be supplemented by such Shareholder or Shareholder Associated Person, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date) and (H) any other derivative positions held of record or beneficially by the Shareholder and any Shareholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to mitigate or otherwise manage benefit, loss or risk of share price changes or to increase or decrease the voting power of, such Shareholder or any Shareholder Associated Person with respect to the Trust's securities; (iv) set forth, as to the Shareholder giving the Shareholder Notice and any Shareholder Associated Person, (A) the name and address of such Shareholder as they appear on the Trust's share ledger and current name and address, if different, and of such Shareholder Associated Person and (B) any other information relating to such Shareholder and Shareholder Associated Person, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of Trustees in a contested election pursuant to Regulation 14A (or any successor provision) of the 1934 Act; (v) set forth, to the extent known by the Shareholder giving the Shareholder Notice, the name and address of any other Shareholder or beneficial owner of Shares supporting the nominee for election or reelection as a Trustee or the proposal of other business on the date of the applicable Shareholder Notice; (vi) with respect to each nominee for election or reelection as a Trustee, be accompanied by a completed and signed questionnaire, representation and agreement required by Section 9.10 of these Bylaws; (vii) set forth any material interest of the Shareholder providing the Shareholder Notice, or any Shareholder Associated Person, in the matter proposed (other than as a shareholder of the Trust); and (viii) include a representation that the Shareholder or an authorized representative thereof intends to appear in person at the meeting to act on the matter(s) proposed. With respect to the nomination of an individual for election or reelection as a Trustee pursuant to Section 9.9(a)(1)(iii), the Trust may require the proposed nominee to furnish such other information as may reasonably be required by the Trust to determine the eligibility of such proposed nominee to serve an in independent Trustee of the Trust or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. If a nominee fails to provide such written information within five Business Days, the information requested may be deemed by the Board of Trustees not to have been provided in accordance with this Section 9.9.

(3) Notwithstanding anything in the second sentence of subsection (a)(2) of this Section 9.9 to the contrary, in the event the Board of Trustees increases the number of

Trustees and there is no public announcement by the Trust naming all of the nominees for Trustee or specifying the size of the increased Board of Trustees at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Shareholder Notice required by this Section 9.9(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Trust not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Trust.

(4) For purposes of this Section 9.9, "Shareholder Associated Person" of any Shareholder shall mean (i) any Person controlling, directly or indirectly, or acting in concert with, such Shareholder, including any beneficial owner of the Trust's securities on whose behalf a nomination or proposal is made, (ii) any beneficial owner of shares of beneficial interest of the Trust owned of record or beneficially by such Shareholder and (iii) any Person controlling, controlled by or under common control with such Shareholder Associated Person. For purposes of the definition of Shareholder Associated Person, the term "control" (including the terms "controlling," "controlled by" and "under common control with") has the same meaning as in Rule 12b-2 under the 1934 Act.

(b) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of Shareholders as shall have been brought before the meeting pursuant to the notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws. Nominations of individuals for election to the Board of Trustees may be made at a special meeting of Shareholders at which Trustees are to be elected (i) pursuant to the Trust's notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws, (ii) by or at the direction of the Board of Trustees or (iii) provided that the Board of Trustees has determined that Trustees shall be elected at such special meeting, by any Shareholder if such Shareholder (A) can demonstrate to the Trust record ownership of Shares both as of the time the Shareholder Notice was delivered to the Secretary as provided in Section 9.9(a)(2) of these By-laws and at the time of the special meeting, (B) is entitled to vote the applicable Shares at the special meeting and (C) has complied with the procedures set forth in this Section 9.9 as to such nomination. In the event that a special meeting of Shareholders is called for the purpose of electing one or more individuals to the Board of Trustees, any Shareholder may nominate an individual or individuals (as the case may be) for election to such position(s) as specified in the Trust's notice of meeting, if the Shareholder Notice required by paragraph (2) of Section 9.9(a) of these By-laws shall be delivered to the Secretary at the principal executive office of the Trust not earlier than the 120th day prior to such special meeting of Shareholders and not later than 5:00 p.m., Eastern Time, on the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting of Shareholders is less than 100 days prior to the date of such special meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting of Shareholders and of the nominees proposed by the Board of Trustees to be elected at such meeting. In no event shall any postponement or adjournment of a special meeting of Shareholders, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a Shareholder Notice.

(c) General.

(1) Upon written request by the Secretary or the Board of Trustees or any committee thereof, any Shareholder proposing a nominee for election as a Trustee or any proposal for other business at a meeting of Shareholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Trustees or any committee thereof or any authorized officer of the Trust, to demonstrate the accuracy of any information submitted by the Shareholder pursuant to this Section 9.9. If a Shareholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed by the Board of Trustees not to have been provided in accordance with this Section 9.9. Notwithstanding anything herein to the contrary, the Trust shall have no obligation to inform a Shareholder of any defects with respect to the timing or substance of a Shareholder Notice or give such Shareholder an opportunity to cure any defects.

(2) Only such individuals who are nominated in accordance with the procedures set forth in this Section 9.9 shall be eligible for election by Shareholders as Trustees, and only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in these By-laws. Except as otherwise provided by law, the Declaration or these By-laws, the chairman presiding over the meeting of Shareholders shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the Declaration and these By-laws and, if any proposed nomination or business is not in compliance with the procedures set forth in the Declaration or these By-laws, to declare that such defective proposal or nomination shall be disregarded. Any determination by the chairman presiding over a meeting of Shareholders shall be binding on all parties.

(3) For purposes of this Section 9.9, "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service, (ii) in a document publicly filed by the Trust with the Securities and Exchange Commission pursuant to the 1934 Act or the 1940 Act and the rules and regulations promulgated thereunder or (iii) on a Web site accessible to the public maintained by the Trust or by its investment adviser or an affiliate of such investment adviser with respect to the Trust.

(4) Notwithstanding the foregoing provisions of this Section 9.9, a Shareholder shall also comply with all applicable law, including, without limitation, requirements of state law and of the 1934 Act and the rules and regulations promulgated thereunder, with respect to the matters set forth in this Section 9.9.

9.10 Submission of Questionnaire, Representation and Agreement. To be eligible to be a Shareholder nominee for election as a Trustee of the Trust, the proposed nominee must deliver (in accordance with the time periods prescribed for delivery of a Shareholder Notice) to the Secretary of the Trust at the principal executive office of the Trust a written questionnaire with respect to the background and qualification of such person (which questionnaire shall be provided by the Secretary of the Trust upon written request) and a written representation and agreement that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any Person as to how such person, if elected as a Trustee of the Trust, will act or vote on any issue or

question (a "Voting Commitment") that has not been disclosed to the Trust or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a Trustee of the Trust, with such person's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any Person other than the Trust with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Trustee that has not been disclosed therein and (c) in such person's individual capacity, would be in compliance, if elected as a Trustee of the Trust, and will comply with all applicable publicly disclosed trust governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Trust.

ARTICLE 10
Extraordinary Transactions

10.1 Conversion to an Open-End Company. Except as required by the first sentence of Article IX Section 5 of the Declaration, no proposal for the conversion of the Trust from a "closed-end company" to an "open-end company," as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act (as in effect on the date these By-laws are adopted), shall be made to the Shareholders by the Trustees without the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.2 Termination of the Trust. Any termination of the Trust by the Trustees without a vote of the Shareholders pursuant to the second sentence of Article IX Section 1 of the Declaration shall require the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.3 Asset Sale. The sale, conveyance or transfer of the assets of the Trust to another trust, partnership, association or corporation organized under the laws of any state of the United States in exchange for cash, shares or other securities with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to the Trust pursuant to the first sentence of the third paragraph of Article IX Section 1 of the Declaration shall require the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.4 Certain Other Extraordinary Transactions. Unless otherwise required by the Declaration, these By-laws or applicable law, the affirmative vote or consent of at least (i) a majority of the Trustees and (ii) either (A) eighty percent (80%) of the Continuing Trustees or (B) seventy-five percent (75%) of the Shares outstanding and entitled to vote thereon shall be required to authorize any of the following actions, which approvals shall be in addition to any approvals required by the Declaration, these By-laws or applicable law:

(a) any merger, consolidation or share exchange of the Trust or any class (or series thereof) of Shares with or into any other Person or of any Person with or into the Trust or any class (or series thereof) of Shares;

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions in any 12 month period) to or with any other person of any assets of the Trust having an aggregate fair market value of $1,000,000 or more except for

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portfolio transactions of the Trust (including pledges of assets in connection with borrowings or other transactions) effected in the ordinary course of the Trust's business;

(c) the issuance or transfer by the Trust (in one transaction or a series of transactions in any 12 month period) of any securities issued by the Trust to any other Person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $1,000,000 or more excluding (v) issuances or transfers of debt securities of the Trust, (w) sales of any securities of the Trust in connection with a public offering, (x) issuances of any securities of the Trust pursuant to a dividend reinvestment plan and/or cash purchase plan adopted by the Trust, (y) issuances of any securities of the Trust upon the exercise of any share subscription rights distributed by the Trust and (z) portfolio transactions effected by the Trust in the ordinary course of business;

ARTICLE 11
Books and Records; Writings

11.1 Books and Records. The books and records of the Trust and any series or classes thereof, including the share ledger or ledgers, may be kept in or outside The Commonwealth of Massachusetts at such office or offices of the Trust and/or its agents as may from time to time be determined by the officers of the Trust.

11.2 Access to Book and Records. The Shareholders shall only have such right to inspect the records, documents, accounts and books of the Trust or any class (or series of such class) thereof as may be granted from time to time by the Trustees in their sole discretion.

11.3 Writings. To the fullest extent permitted by applicable law, except as the Trustees may otherwise determine:

(a) any requirements in the Declaration or in the By-laws that any action be taken by means of any writing, including, without limitation, any written instrument, any written consent or any written agreement, shall be deemed to be satisfied by means of any electronic record in such form that is acceptable to the Trustees provided such form is capable of conversion into a written form within a reasonable time; and

(b) any requirements in the Declaration or in the By-laws that any writing be signed shall be deemed to be satisfied by any electronic signature in such form that is acceptable to the Trustees.

ARTICLE 12
Amendments to the By-laws

12.1 General. Except to the extent that the Declaration or applicable law requires a vote or consent of Shareholders, these By-laws may be amended, changed, altered or repealed, in whole or part, only by resolution of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees then in office at any meeting of the Trustees, or by one or more writings signed by the required number of all of the Trustees and the Continuing Trustees.

EXHIBIT 4

EX-3 2 ex3-1_ssi.htm EXHIBIT 3.1

Exhibit 3.1

AMENDED AND RESTATED BY-LAWS
OF
DWS STRATEGIC INCOME TRUST

Dated as of March 11, 2009

ARTICLE 1
Declaration of Trust and Principal Office

1.1 Declaration of Trust. These By-laws are adopted pursuant to Article IV Section 2 of the Declaration of Trust, as from time to time in effect (the "Declaration"), of the Massachusetts business trust established by the Declaration (the "Trust") and shall be subject to the terms of the Declaration. Any capitalized term not otherwise defined herein shall have the same meaning given to such term in the Declaration.

1.2 Principal Office of the Trust. The principal office of the Trust in Massachusetts shall be located in Boston, Massachusetts, or such other place as shall be determined by the Trustees from time to time. The Trust may have offices in such other places within or without The Commonwealth of Massachusetts as the Trustees may from time to time determine.

ARTICLE 2
Trustees

2.1 Chairman; Vice Chairman. The Trustees may elect from their own number a Chairman to hold office until his or her successor shall have been duly elected and qualified or until his earlier death, resignation, removal or disqualification. If the Chairman is present at a meeting of the Trustees or Shareholders, the Chairman shall preside at such meeting. The Trustees may also elect from their own number a Vice Chairman to hold office until his or her successor shall have been duly elected and qualified or until his earlier death, resignation, removal or disqualification. If the Chairman is not present at a meeting of the Trustees or Shareholders, the Vice Chairman, if any, shall preside at such meeting. The Chairman and Vice Chairman shall each have such other duties and powers as the Trustees may from time to time determine, but neither shall have individual authority to act for the Trust as an officer of the Trust.

2.2 Regular Meetings. Regular meetings of the Trustees may be held without call or notice at such places (including for these purposes, by means of conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Declaration) as the Trustees may from time to time determine.

2.3 Special Meetings. Special meetings of the Trustees may be held at any time and at any place (including for these purposes, by means of conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Declaration) designated in the call of the meeting when called by the Chairman, the President or the Treasurer or by two or more Trustees, sufficient

notice thereof as described in Section 2.4 below being given to each Trustee by the Secretary or an Assistant Secretary or by the person calling the meeting.

2.4 Notice of Special Meetings. It shall be sufficient notice to a Trustee of a special meeting to send notice by overnight mail at least forty-eight hours or by email or facsimile at least twenty-four hours before the meeting addressed to the Trustee at his or her usual or last known business or residence address, email address or facsimile number as applicable, or to give notice to him or her in person or by telephone at least twenty-four hours before the meeting. Notice of a special meeting need not be given to any Trustee if a written waiver of notice, executed by him or her before or after the meeting, is filed with the records of the meeting, or to any Trustee who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

2.5 Quorum and Manner of Acting. At any meeting of the Trustees, one-third of the Trustees then in office shall constitute a quorum for the transaction of business. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice. Meetings of the Trustees shall be presided over by the Chairman, or, if the Chairman is not present at the meeting, then by the Vice Chairman, if any, or if there is no Vice Chairman or the Vice Chairman is not present at the meeting, then by another Trustee designated by the Chairman, or if there is no such designee present at the meeting, then by a person appointed to act as chairman of the meeting by the remaining Trustees present at the meeting. The Declaration contains further provisions relating to the manner of acting by the Trustees. Except as set forth specifically in the Declaration, any action that may be taken by the Trustees may be taken by them without the vote or consent of Shareholders.

2.6 Actions by Consent. If in accordance with the provisions of the Declaration any action is taken by the Trustees by a written consent of fewer than all of the Trustees, prompt notice of any such action shall be furnished to each Trustee who did not execute such written consent, provided that the effectiveness of such action shall not be impaired by any delay or failure to furnish such notice. All such consents shall be filed with the records of the Trustees' meetings. Any such written consents may be executed and delivered by electronic means. The Declaration contains further provisions relating to action by consent of the Trustees.

2.7 Counsel and Experts. The Trustees who are not "interested persons" of the Trust pursuant to the 1940 Act may from time to time as they may determine, at the Trust's expense, hire such employees and retain such counsel, accountants, appraisers or other experts or consultants whose services such Trustees may, in their discretion, determine to be necessary or desirable from time to time, including services to one or more Committees established by the Trustees, and may execute any agreements, contracts, instruments or other documents in connection therewith.

2.8 Continuing Trustees. "Continuing Trustee" means a Trustee who (A) is not an Interested Party or an Affiliate or an Associate of an Interested Party and has been a Trustee for a period of at least 12 months; (B) is a successor of a Continuing Trustee who is not an Interested Party or an Affiliate or an Associate of an Interested Party and is recommended to succeed a Continuing Trustee by a majority of the Continuing Trustees then on the Board of Trustees; or (C) is elected

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to the Board of Trustees to be a Continuing Trustee by a majority of the Continuing Trustees then on the Board of Trustees and who is not an Interested Party or an Affiliate or Associate of an Interested Party.

(a) "Interested Party" means any Person, other than an investment company advised by the Trust's current investment manager (or the successor to that manager through reorganization, merger, acquisition or otherwise of the manager or its successor) or any of its (or the successor's) Affiliates (an "Affiliated Investment Company"), which enters, or proposes to enter, into a Business Combination with the Trust or which individually or together with any other Persons beneficially owns or is deemed to own, directly or indirectly, more than 5 percent of any class of the Trust's securities (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the "1934 Act")). No Trustee shall be an Interested Party solely because such Trustee is a trustee or director of an Affiliated Investment Company.

(b) "Person" means a natural person, a corporation, a trust, a partnership, a limited liability company or any other entity or organization.

(c) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the 1934 Act; provided that the term "Affiliate" shall also include any person who, at or prior to the time of election to the Board of Trustees, had expressed support in writing of any proposals of an Interested Party for which shareholder approval would be required (for purposes of consideration of these proposals only).

(d) "Business Combination" means any action described in Section 10.4(a), 10.4(b) or 10.4(c) of these By-laws.

2.9 Classes of Trustees. Prior to the annual meeting (as defined in Section 9.1 below) of Shareholders held in the year 2009, the Trustees shall classify themselves by resolution, with respect to the time for which they or their successors will severally hold office, into the following three classes: Class I, who shall each serve as Trustee until the 2009 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed; Class II, who shall each serve as Trustee until the 2010 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed; and Class III, who shall each serve as Trustee until the 2011 annual meeting of Shareholders and until the election and qualification of a successor or until such Trustee sooner dies, resigns, retires or is removed. Each Class shall consist, as nearly as may be possible, of one-third of the total number of Trustees constituting the entire Board of Trustees. At each annual meeting beginning with the 2009 annual meeting, the successor of each member of the Class of Trustees whose term would expire upon the election and qualification of a successor at that meeting (each Trustee whose term would expire upon the election and qualification of a successor at that annual meeting being referred to herein as an "Expiring Trustee") shall be elected to hold office until the annual meeting held in the third succeeding year and until the election and qualification of such Trustee's successor, if any, or until such Trustee sooner dies, resigns, retires or is removed. In the event that at an annual meeting the number of nominees with respect to a Class of Trustees exceeds the sum of (i) the number of Expiring Trustees in such Class of Trustees plus (ii) the number of vacancies in such

Class of Trustees, and one (or more) successors who are not Expiring Trustees ("Non-ET Successors") are elected at such annual meeting, then the Non-ET Successors shall first fill any vacancies and then succeed those Existing Trustees with the fewest affirmative votes. If an annual meeting is called for the purpose of considering the election of an Expiring Trustee or such Trustee's successor (the "Current Annual Meeting"), and the Expiring Trustee is not elected and such Expiring Trustee's successor is not elected and qualified (in either case, because the required vote or quorum is not obtained, or otherwise), then such Trustee shall remain a member of the relevant Class, holding office until the annual meeting held in the third succeeding year following the year set for the Current Annual Meeting in the initial call thereof and until the election and qualification of such Trustee's successor, if any, or until such Trustee sooner dies, resigns, retires or is removed. If the number of Trustees is changed, any increase or decrease shall be apportioned among the Classes, as of the annual meeting of Shareholders next succeeding any such change, so as to maintain a number of Trustees in each Class as nearly equal as possible, with the result that, to the extent a Trustee is assigned to a new Class, his or her term as Trustee shall coincide with that of his or her newly assigned Class.

2.10 Vacancies. Unless otherwise required by applicable law, the decision by the Board of Trustees to submit the filling of a vacancy or anticipated vacancy on the Board of Trustees to the Shareholders, all as described in Article IV Section 1(f) of the Declaration, shall require the affirmative vote or consent of at least eighty percent (80%) of the remaining Continuing Trustees and a majority of all of the remaining Trustees. Any Trustee who fills a vacancy either by appointment of the other Trustees or election by Shareholders, whether such vacancy resulted from an increase in the size of the Board or otherwise, shall hold office for the remainder of the full term of the Class of Trustees in which the vacancy occurred or the new Trusteeship was created and until his or her successor shall be elected and shall qualify or until such Trustee sooner dies, resigns, retires, or is removed.

2.11 Majority Voting for the Election of Trustees. A majority of the Shares outstanding and entitled to vote on the matter shall elect a Trustee. A Trustee may but need not be a Shareholder.

ARTICLE 3
Officers

3.1 Enumeration; Qualification. The officers of the Trust shall be a President, a Treasurer, a Secretary and such other officers as the Trustees from time to time may in their discretion elect, appoint or authorize in accordance with Section 3.2 below. Any officer of the Trust may but need not be a Trustee or a Shareholder. Any two or more offices, except those of President and Vice-President, may be held by the same person. An officer may but need not be a Shareholder.

3.2 Election. The President, the Treasurer and the Secretary shall be elected by the Trustees upon the occurrence of a vacancy in any such office. Other officers, if any, may be elected or appointed by the Trustees at any time. Vacancies in any such other office may be filled at any time.

3.3 Tenure. Each officer shall hold office in each case until he or she dies, resigns, is removed or becomes disqualified.

3.4 Powers. Each officer shall have, in addition to the duties and powers herein and in the Declaration set forth, such duties and powers as are commonly incident to the office occupied by him or her as if the Trust were organized as a Massachusetts business corporation and such other duties and powers as the Trustees may from time to time designate.

3.5 President. Unless the Trustees otherwise provide, the President shall be the chief executive officer of the Trust.

3.6 Treasurer. Unless the Trustees provide otherwise, the Treasurer shall be the chief financial and accounting officer of the Trust, and shall, subject to the provisions of the Declaration and to any arrangement made by the Trustees with a custodian, investment adviser or manager, or transfer, Shareholder servicing or similar agent, be in charge of the valuable papers, books of account and accounting records of the Trust, and shall have such other duties and powers as may be designated from time to time by the President.

3.7 Secretary. The Secretary shall record all proceedings of the Shareholders and the Trustees in books to be kept therefor, which books or a copy thereof shall be kept at an office of the Trust. In the absence of the Secretary from any meeting of the Shareholders or Trustees, an Assistant Secretary, or if there be none or if he or she is absent, a temporary Secretary chosen at such meeting shall record the proceedings thereof in the aforesaid books.

3.8 Resignations and Removals. Any officer may resign at any time by written instrument signed by him or her and delivered to the Chairman, the President or the Secretary or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The Trustees may remove any officer with or without cause. Except to the extent expressly provided in a written agreement with the Trust, no officer removed shall have any right to damages on account of such removal.

ARTICLE 4
Committees

4.1 Establishment and Authority. The Declaration contains provisions relating to the establishment of committees by the Trustees. Each committee shall have such powers and authority as shall be authorized by the Trustees, and may fix its own rules and procedures to the extent consistent with the Declaration and these By-laws, subject to approval by the Trustees.

4.2 Quorum; Voting. Unless the specific rules and procedures adopted by a Committee in accordance with Section 4.1 provide otherwise, a majority of the members of any Committee of the Trustees shall constitute a quorum for the transaction of business, and any action of such a Committee may be taken at a meeting by a vote of a majority of the members present (a quorum being present) or evidenced by one or more writings signed by such a majority (which writings may be executed and/or delivered by electronic means). Members of a Committee may participate in a meeting of such Committee by means of a conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

ARTICLE 5
Reports and Communications

5.1 General. The Trustees and officers shall render notices and reports as may be required from time to time by any applicable law. Officers and Committees shall render such additional reports as they may deem desirable or as may from time to time be required by the Trustees.

5.2 Communications with Shareholders. Any notices, reports, proxy statements or other communications required under the Declaration, these By-Laws or applicable law to be sent to Shareholders may be sent, delivered or made available in any reasonable manner as may be determined by the Trustees if not otherwise prohibited by applicable law, including, without limitation, by email or other electronic means or by posting on a website; and such communications may be sent, delivered or otherwise made available to Shareholders in accordance with householding or other similar rules under which a single copy of such communication may be sent to Shareholders who reside at the same address. No communication need be given to any Shareholder who shall have failed to inform the Trust of the Shareholder's current address, and the Trustees may in their discretion from time to time adopt, or may authorize the officers or agents of the Trust to adopt, procedures or policies with respect to communications to Shareholders that are returned to the Trust or its agents as undeliverable and similar matters. Any Shareholder may waive receipt of notice or any other communication. Communications shall be deemed to have been given at the time when delivered personally or deposited in the mail or with another carrier or sent by any means of written or electronic communication or, where notice is given by posting on a website or by publication, on the date of posting or publication.

ARTICLE 6
Seal

6.1 General. The Trustees may adopt a seal of the Trust which shall be in such form and shall have such inscription thereon as the Trustees may from time to time prescribe, but unless otherwise required by the Trustees, the seal shall not be necessary to be placed on and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust. In the absence of a seal, a recital in any written instrument that such instrument is given under seal or otherwise is intended to take effect as a sealed instrument shall be sufficient to give such instrument the legal effect of a sealed instrument.

ARTICLE 7
Execution of Papers

7.1 General. All deeds, leases, contracts, notes and other obligations made by the Trustees shall be signed by the President, any Vice President elected or appointed by the Trustees, the Treasurer or the Secretary, except as the Trustees may generally or in particular cases authorize the execution thereof in some other manner, or as otherwise provided in these By-Laws.

ARTICLE 8
Shares and Share Certificates

8.1 Share Certificates. Unless the issuance of certificates is authorized by the Trustees, Shares shall be held on the books of the Trust by one or more transfer agents (each, a "Transfer Agent") in uncertificated form, and the record owners of such Shares shall be treated for all purposes as Shareholders under the Declaration.

The Trustees may at any time authorize the issuance of share certificates for Shares in such form as the Trustees may prescribe from time to time. Each such certificate shall bear a distinguishing number, shall exhibit the holder's name and the number of Shares owned by such holder, and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer. Such signatures may be facsimile, printed or engraved if the certificate is signed by the Transfer Agent with respect to such Shares or by a registrar. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall cease to be such officer before such certificate is issued, it may be issued by the Trust with the same effect as if he or she were such officer at the time of its issue.

8.2 Share Transfers. Transfers of Shares of the Trust shall be made only on the books of the Trust, as maintained by the Transfer Agent with respect to such Shares, by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Transfer Agent for such Shares and upon surrender of any certificate or certificates representing such Shares, if any, properly endorsed and the payment of all taxes thereon. Except as may be otherwise provided by law or these By-Laws, the Person in whose name Shares stand on the books of the Trust shall be deemed the owner thereof for all purposes as regards the Trust; provided that properly documented pledges of Shares as collateral security may be accounted for by the Transfer Agent in accordance with its standard procedures with respect thereto.

8.3 Loss of Certificates. The transfer agent for any class (or series of such class) of Shares, with the approval of any two officers of the Trust, is authorized to issue and countersign replacement certificates for Shares which have been lost, stolen or destroyed upon (i) receipt of an affidavit or affidavits of loss or non receipt and of an indemnity agreement executed by the registered holder or his legal representative and supported by an open penalty surety bond, said agreement and said bond in all cases to be in form and content satisfactory to and approved by the President or the Treasurer, or (ii) receipt of such other documents and assurances as may be approved by the Trustees.

8.4 Regulations. The Trustees may make such additional rules and regulations, not inconsistent with these By-Laws, as they may deem expedient concerning the issue, certification, transfer and registration of Shares.

ARTICLE 9
Shareholders

9.1 Meetings.

(a) Annual Meetings. Regular meetings of Shareholders for the election of Trustees and the transaction of such other business that is proper for Shareholder action under the Declaration,

these By-laws and applicable law and as may properly come before the meeting shall be held once each calendar year (each such meeting an "annual meeting"). Annual meetings may only be called by Trustees or the President. The Trustees or President shall determine the date, time and place for any annual meeting, which place may be within or without The Commonwealth of Massachusetts, or any adjournments or postponements thereof. Any annual meeting so called may be postponed by the Trustees prior to the meeting with notice to the Shareholders entitled to vote at that meeting. Except as provided in Article IV Section 1(f) of the Declaration, Trustees shall be elected only at annual meetings of Shareholders.

(b) Special Meetings. Meetings of the Shareholders other than annual meetings (each such meeting a "special meeting") may be called at any time by the Trustees, by the President or, if the Trustees and the President shall fail to call any meeting of Shareholders for a period of 30 days after Written Application (as defined below) to the Secretary of the Trust of one or more Shareholders who hold at least 25% of all Shares issued and outstanding and entitled to vote at the meeting (or 10% if the purpose of the meeting is to determine if a Trustee shall be removed from office), then such Shareholder(s) may call such meeting (which call by the Shareholder(s) shall occur automatically with no further action of the Shareholder(s) pursuant to the procedures set forth in Section 9.1(c)(4) of these By-laws). A special meeting of Shareholders may be called only for the purpose of transacting of such business that is proper for Shareholder action under the Declaration, these By-laws and applicable law and as may properly come before such meeting. The Trustees or President shall determine the date, time and place of any special meeting of Shareholders, which place may be within or without The Commonwealth of Massachusetts. Any special meeting of Shareholders may be postponed by the Trustees prior to the meeting with notice to the Shareholders entitled to vote at that meeting.

(c) Shareholder-Requested Special Meetings.

(1) Any Shareholder(s) seeking to provide Written Application for a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Trustees to fix a record date to determine the Shareholders entitled to provide Written Application for a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more Shareholders as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such Shareholder (or such agent) and shall set forth all information relating to each such Shareholder that must be disclosed in solicitations of proxies for election of Trustees in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the 1934 Act. Upon receiving the Record Date Request Notice, the Trustees may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Trustees. If the Trustees, within ten days after the date on which a valid Record Date Request Notice is received, fail to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any Shareholder to provide a written application for a special meeting pursuant to Section 9.1(b) of these By-laws, one or more written applications for a special meeting signed by Shareholders (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date holding at least 25% of all Shares issued and outstanding and entitled to vote at such meeting (or 10% if the purpose of the meeting is to determine if a Trustee shall be removed from office) (the foregoing percentages of Shares being referred to herein as the "Special Meeting Percentage" and the foregoing written applications (representing at least the Special Meeting Percentage) being referred at as the "Written Application") shall be delivered to the Secretary. In addition, the Written Application shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful and proper matters for Shareholder action under the Declaration, these By-laws and applicable law set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such Shareholder (or such agent) signing the Written Application, shall set forth the name and address, as they appear in the Trust's books, of each Shareholder signing such application (or on whose behalf the Written Application is signed) and the class, series and number of all shares of the Trust which are owned by each such Shareholder, and the nominee holder for, and number of, shares owned by such Shareholder beneficially but not of record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any Shareholder providing a Written Application (or agent duly authorized in a writing accompanying the revocation or the Written Application) may revoke his, her or its Written Application at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the Shareholders providing a Written Application of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Trust's proxy materials). No special meeting shall be called upon a Written Application and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 9.1(c), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) In the case of any special meeting called by the Trustees or President upon a Written Application or automatically called by Shareholder(s) upon the failure of the Trustees and President to call a meeting pursuant to Section 9.1(b) of these By-laws (in either case, a "Shareholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the President or Trustees; provided, however, that the date of any Shareholder-Requested Meeting shall be not more than 120 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Trustees or President fail to designate, within thirty days after the date that a valid Written Application is actually received by the Secretary (the "Delivery Date"), a date and time for a Shareholder-Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 120th day after the Meeting Record Date or, if such 120th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Trustees or President fail to designate a place for a Shareholder-Requested Meeting within thirty days after the Delivery Date, then such meeting shall be held at the principal executive office of the Trust. In fixing a date for any special meeting, the Trustees or the President may consider such factors as he, she or they deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding

any request for meeting and any plan of the Trustees or the President to call an annual meeting or a special meeting. If the Trustees fail to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Trustees may revoke the notice for any Shareholder-Requested Meeting in the event that the requesting Shareholders fail to comply with the provisions of paragraph (3) of this Section 9.1(c).

(5) If written revocations of Written Applications for the special meeting have been delivered to the Secretary and the result is that Shareholders (or their agents duly authorized in writing), as of the Request Record Date, holding less than the Special Meeting Percentage have delivered, and not revoked, Written Applications for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all Shareholders who have made Written Applications and not revoked such Written Applications written notice of any revocation of Written Applications for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all Shareholders who have made Written Applications and have not revoked such Written Applications for a special meeting written notice of any revocation of Written Applications for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any written application for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a written application for a new special meeting.

(6) The Trustees or the President may appoint independent inspectors of elections to act as the agent of the Trust for the purpose of promptly performing a ministerial review of the validity of any purported Written Application received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Written Application shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported Written Application and (ii) such date as the independent inspectors certify to the Trust that the valid Written Applications received by the Secretary represent at least the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Trust or any Shareholder shall not be entitled to contest the validity of any purported Written Application, whether during or after such five-Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of this Section 9.1(c), "Business Day" shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

9.2 Record Dates. For the purpose of determining the Shareholders of the Trust or any class (or series of such class) of Shares of the Trust who are entitled to vote or act at any meeting or any adjournment or postponement thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, or may authorize the officers to fix a time, which shall be not more than 120 days before the date set for any meeting of Shareholders (without regard to any adjournments or postponements thereof) or more than 60

days before the date of payment of any dividend or of any other distribution, as the record date for determining the Shareholders of the Trust or such class (or series of such class) having the right to notice of and to vote at such meeting and any adjournment or postponement thereof or the right to receive such dividend or distribution, and in such case only Shareholders on such record date shall have such right notwithstanding any transfer of Shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any such purposes close the register or transfer books for all or part of such period.

9.3 Notice of Meetings. Notice of all meetings of Shareholders and any postponement thereof, stating the time, place and purposes of the meeting, shall be given by the Secretary or the Trustees in accordance with Section 5.2 hereof at least seven days and not more than 120 days before the date for the meeting set forth in such notice, to each Shareholder of record entitled to vote at the meeting on the date set in accordance with Section 9.2 hereof. Any adjourned meeting may be held as adjourned without further notice to the extent permitted by Article V Section 3 of the Declaration. Where separate meetings are held for Shareholders of the individual class (or series of such class) to vote on a matter required to be voted on by Shareholders of the Trust in the aggregate, notice of each such separate meeting shall be provided in the manner described above in this Section.

9.4 Quorum. For the purposes of establishing whether a quorum is present, all Shares present and entitled to vote, including abstentions and broker non-votes, shall be counted.

9.5 Adjournments. To the extent permitted by Article V Section 3 of the Declaration, any meeting of Shareholders may, by action of the chairman of the meeting, be adjourned without further notice with respect to one or more matters to be considered at such meeting to a designated time and place, whether or not a quorum is present with respect to such matter; upon motion of the chairman of the meeting, the question of adjournment may be submitted to a vote of the Shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the Shares present and entitled to vote with respect to the matter or matters adjourned, and without further notice to the extent permitted by Article V Section 3 of the Declaration. Unless a proxy is otherwise limited in this regard, any Shares present and entitled to vote at a meeting that are represented by broker non-votes, may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

9.6 Proxies. At any meeting of Shareholders, any holder of Shares entitled to vote thereat may vote by proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Trust as the Trustees or officers may direct, for verification prior to the time at which such vote shall be taken. In connection with the solicitation of proxies by the Trustees, a Shareholder may give instructions through telephonic or electronic methods of communication or via the Internet for another person to execute his or her proxy, if in each case such method has been authorized by the Trust by its officers, and pursuant in each case to procedures established or approved by the officers of the Trust or agents employed by the Trust for such purpose as reasonably designed to verify that such instructions have been authorized by such Shareholder; and the placing of a Shareholder's name on a proxy pursuant to such instructions shall constitute execution of such proxy by or on behalf of such Shareholder. Proxies may also be submitted via facsimile if such method has been authorized by the Trust by its officers, and pursuant to procedures established or approved

by the officers of the Trust or agents employed by the Trust for such purpose. Pursuant to a vote of the Trustees, proxies may be solicited in the name of one or more Trustees and/or one or more of the officers of the Trust. Subject to the third paragraph of Article V Section 1 of the Declaration, when any Share is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Share. If the holder of any such Share is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Share, such Share may be voted by such guardian or such other person appointed or having such control, and such vote may be given in person or by proxy. Unless otherwise specifically limited by their terms, proxies shall entitle the holder thereof to vote at any postponement or adjournment of a meeting, and no proxy shall be valid after eleven months from its date. A Shareholder who has submitted a proxy may revoke or withdraw the proxy with respect to any matter to be considered at a meeting or any adjournment or postponement thereof if such revocation or withdrawal is properly received prior to the vote on that matter. A Shareholder may also revoke a prior proxy prior to a vote on a matter by delivering a duly executed proxy bearing a later date or by attending the meeting or the adjournment or postponement thereof and voting in person on the matter or matters.

9.7 Conduct of Meetings. Meetings of the Shareholders shall be presided over by the Chairman, or, if the Chairman is not present at the meeting, then by the Vice Chairman, if any, or if there is no Vice Chairman or the Vice Chairman is not present at the meeting, then by another Trustee or officer designated by the Chairman, or if there is no such designee present at the meeting, then by the most senior officer of the Trust present at the meeting and such person shall be deemed for all purposes the chairman of the meeting. The chairman of the meeting shall determine the order of business of the meeting and may prescribe such rules, regulations and procedures and take such actions as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting. For any matter to be properly before any meeting of Shareholders, the matter must be a proper matter for Shareholder action under the Declaration, these By-laws and applicable law and must be specifically identified in the notice of meeting or otherwise brought before the meeting in accordance with these By-laws or by or at the direction of the chairman of the meeting, in the chairman's sole direction. The Trustees may from time to time in their discretion provide for procedures by which Shareholders may, prior to any meeting at which Trustees are to be elected, submit the names of potential candidates for Trustee, to be considered by the Trustees, or any proper committee thereof. At all meetings of Shareholders, unless voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting. Unless otherwise determined by the chairman of the meeting, meetings shall not be required to be held in accordance with the rules of parliamentary procedure.

9.8 Inspectors of Election. In advance of any meeting of Shareholders, the Trustees, or at the meeting, the chairman of the meeting, may appoint Inspectors of Election to act at the meeting or any adjournment or postponement thereof. Unless otherwise instructed by the Trustees or the chairman of the meeting, the Inspectors of Election shall determine the number of Shares outstanding, the Shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies (subject to the requirements of Article V Section 1 of the Declaration), shall receive votes, ballots or consents, shall hear and determine all challenges and questions in any way arising in connection with the right to vote, shall count and tabulate all

votes and consents, determine the results, and do such other acts as may be proper to conduct the election or vote.

9.9 Advance Notice of Shareholder Nominees for Trustees and Other Shareholder Proposals.

(a) Annual Meetings of Shareholders.

(1) Nominations of individuals for election to the Board of Trustees and the proposal of other business to be considered by the Shareholders may be made at an annual meeting (i) pursuant to the Trust's notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws, (ii) by or at the direction of the Board of Trustees or (iii) by any Shareholder if such Shareholder (A) can demonstrate to the Trust record ownership of Shares both as of the time the Shareholder Notice (as defined below) was delivered to the Secretary as provided in Section 9.9(a)(2) of these By-laws and at the time of the annual meeting, (B) is entitled to vote the applicable Shares at the meeting and (C) has complied with the procedures set forth in this Section 9.9(a). The requirements of this Section 9.9 will apply to any business to be brought before an annual meeting by a Shareholder whether such business is to be included in the Trust's proxy statement pursuant to Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the 1934 Act, presented to Shareholders by means of an independently financed proxy solicitation or otherwise presented to Shareholders.

(2) For nominations or other business to be properly brought before an annual meeting by a Shareholder pursuant to clause (iii) of paragraph (a)(1) of this Section 9.9, the Shareholder must have given timely notice thereof in writing to the Secretary of the Trust (a "Shareholder Notice") and such other business must otherwise be a proper matter for action by the Shareholders. To be timely, a Shareholder Notice shall be delivered to the Secretary at the principal executive office of the Trust not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date on which notice of the prior year's annual meeting was first given to Shareholders. However, in the event that the date of the annual meeting set forth in a notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, the Shareholder Notice, to be timely, must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by the Trust. In no event shall any postponement or adjournment of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a Shareholder Notice. To be in proper form, a Shareholder Notice (whether given pursuant to this Section 9.9(a)(2) or Section 9.9(b)) shall: (i) set forth as to each individual whom the Shareholder proposes to nominate for election or reelection as a Trustee, (A) the name, age, date of birth, nationality, business address and residence address of such individual, (B) the class, series and number of any shares of beneficial interest of the Trust that are owned of record or beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition, (D) whether such Shareholder believes any such individual is, or is not, an

"interested person" of the Trust, as defined in the 1940 Act and information regarding such individual that is sufficient, in the discretion of the Board of Trustees or any committee thereof or any authorized officer of the Trust, to make such determination, (E) all other information relating to such individual that would be required to be disclosed in a proxy statement or otherwise required to be made in connection with solicitations of proxies for election of Trustees in a contested election pursuant to Regulation 14A (or any successor provision) under the 1934 Act (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Trustee if elected), and (F) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Shareholder and any Shareholder Associated Person (as defined below), if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the Shareholder making the nomination and any Shareholder Associated Person, or any affiliate or associate thereof or Person acting in concert therewith, were the "registrant" for purposes of such Item and the nominee were a Trustee or executive officer of such registrant; (ii) if the Shareholder Notice relates to any business other than a nomination of a Trustee or Trustees that the Shareholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such Shareholder and any Shareholder Associated Person, individually or in the aggregate, including any anticipated benefit to the Shareholder and any Shareholder Associated Person therefrom and (B) a description of all agreements, arrangements and understandings between such Shareholder and such Shareholder Associated Person, if any, and any other Person or Persons (including their names) in connection with the proposal of such business by such Shareholder; (iii) set forth, as to the Shareholder giving the Shareholder Notice and any Shareholder Associated Person, (A) the class, series and number of all shares of beneficial interest of the Trust which are, directly or indirectly, owned beneficially and of record by such Shareholder and by such Shareholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such Shareholder and by any such Shareholder Associated Person, (B) any option, warrant, convertible security, appreciation right or similar right with an exercise or conversion privilege or settlement payment date or mechanism at a price related to any class or series of shares of the Trust or with value derived in whole or in part from the value of any class or series of shares of the Trust, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of beneficial interest of the Trust or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such Shareholder and by such Shareholder Associated Person, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Trust, (C) any proxy, contract, arrangement, understanding or relationship pursuant to which such Shareholder and such Shareholder Associated Person, if any, has a right to vote any shares of any security of the Trust, (D) any short interest in any security of the Trust (for purposes of this Section 9.9(a)(2), a Person shall be deemed to have a short interest in a security if such Person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights

to dividends on the shares of the Trust owned beneficially by such Shareholder or Shareholder Associated Person, if any, that are separated or separable from the underlying shares of the Trust, (F) any proportionate interest in the shares of the Trust or Derivative Instruments held, directly or indirectly, by a general or limited partnership or other entity in which such Shareholder or Shareholder Associated Person, if any, is a general partner or holds a similar position or, directly or indirectly, beneficially owns an interest in a general partner or entity that holds a similar position, (G) any performance-related fees (other than an asset-based fee) that such Shareholder or Shareholder Associated Person, if any, is entitled to based on any increase or decrease in the value of shares of the Trust or Derivative Instruments, if any, as of the date of the Shareholder Notice, including without limitation any such interest held by members of such Shareholder's or Shareholder Associated Person's, if any, immediate family sharing the same household (which information shall be supplemented by such Shareholder or Shareholder Associated Person, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date) and (H) any other derivative positions held of record or beneficially by the Shareholder and any Shareholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to mitigate or otherwise manage benefit, loss or risk of share price changes or to increase or decrease the voting power of, such Shareholder or any Shareholder Associated Person with respect to the Trust's securities; (iv) set forth, as to the Shareholder giving the Shareholder Notice and any Shareholder Associated Person, (A) the name and address of such Shareholder as they appear on the Trust's share ledger and current name and address, if different, and of such Shareholder Associated Person and (B) any other information relating to such Shareholder and Shareholder Associated Person, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of Trustees in a contested election pursuant to Regulation 14A (or any successor provision) of the 1934 Act; (v) set forth, to the extent known by the Shareholder giving the Shareholder Notice, the name and address of any other Shareholder or beneficial owner of Shares supporting the nominee for election or reelection as a Trustee or the proposal of other business on the date of the applicable Shareholder Notice; (vi) with respect to each nominee for election or reelection as a Trustee, be accompanied by a completed and signed questionnaire, representation and agreement required by Section 9.10 of these Bylaws; (vii) set forth any material interest of the Shareholder providing the Shareholder Notice, or any Shareholder Associated Person, in the matter proposed (other than as a shareholder of the Trust); and (viii) include a representation that the Shareholder or an authorized representative thereof intends to appear in person at the meeting to act on the matter(s) proposed. With respect to the nomination of an individual for election or reelection as a Trustee pursuant to Section 9.9(a)(1)(iii), the Trust may require the proposed nominee to furnish such other information as may reasonably be required by the Trust to determine the eligibility of such proposed nominee to serve an in independent Trustee of the Trust or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. If a nominee fails to provide such written information within five Business Days, the information requested may be deemed by the Board of Trustees not to have been provided in accordance with this Section 9.9.

(3) Notwithstanding anything in the second sentence of subsection (a)(2) of this Section 9.9 to the contrary, in the event the Board of Trustees increases the number of

Trustees and there is no public announcement by the Trust naming all of the nominees for Trustee or specifying the size of the increased Board of Trustees at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Shareholder Notice required by this Section 9.9(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Trust not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Trust.

(4) For purposes of this Section 9.9, "Shareholder Associated Person" of any Shareholder shall mean (i) any Person controlling, directly or indirectly, or acting in concert with, such Shareholder, including any beneficial owner of the Trust's securities on whose behalf a nomination or proposal is made, (ii) any beneficial owner of shares of beneficial interest of the Trust owned of record or beneficially by such Shareholder and (iii) any Person controlling, controlled by or under common control with such Shareholder Associated Person. For purposes of the definition of Shareholder Associated Person, the term "control" (including the terms "controlling," "controlled by" and "under common control with") has the same meaning as in Rule 12b-2 under the 1934 Act.

(b) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of Shareholders as shall have been brought before the meeting pursuant to the notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws. Nominations of individuals for election to the Board of Trustees may be made at a special meeting of Shareholders at which Trustees are to be elected (i) pursuant to the Trust's notice of meeting given by the Secretary or Trustees pursuant to Section 9.3 of these By-laws, (ii) by or at the direction of the Board of Trustees or (iii) provided that the Board of Trustees has determined that Trustees shall be elected at such special meeting, by any Shareholder if such Shareholder (A) can demonstrate to the Trust record ownership of Shares both as of the time the Shareholder Notice was delivered to the Secretary as provided in Section 9.9(a)(2) of these By-laws and at the time of the special meeting, (B) is entitled to vote the applicable Shares at the special meeting and (C) has complied with the procedures set forth in this Section 9.9 as to such nomination. In the event that a special meeting of Shareholders is called for the purpose of electing one or more individuals to the Board of Trustees, any Shareholder may nominate an individual or individuals (as the case may be) for election to such position(s) as specified in the Trust's notice of meeting, if the Shareholder Notice required by paragraph (2) of Section 9.9(a) of these By-laws shall be delivered to the Secretary at the principal executive office of the Trust not earlier than the 120th day prior to such special meeting of Shareholders and not later than 5:00 p.m., Eastern Time, on the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting of Shareholders is less than 100 days prior to the date of such special meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting of Shareholders and of the nominees proposed by the Board of Trustees to be elected at such meeting. In no event shall any postponement or adjournment of a special meeting of Shareholders, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a Shareholder Notice.

(c) General.

(1) Upon written request by the Secretary or the Board of Trustees or any committee thereof, any Shareholder proposing a nominee for election as a Trustee or any proposal for other business at a meeting of Shareholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Trustees or any committee thereof or any authorized officer of the Trust, to demonstrate the accuracy of any information submitted by the Shareholder pursuant to this Section 9.9. If a Shareholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed by the Board of Trustees not to have been provided in accordance with this Section 9.9. Notwithstanding anything herein to the contrary, the Trust shall have no obligation to inform a Shareholder of any defects with respect to the timing or substance of a Shareholder Notice or give such Shareholder an opportunity to cure any defects.

(2) Only such individuals who are nominated in accordance with the procedures set forth in this Section 9.9 shall be eligible for election by Shareholders as Trustees, and only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in these By-laws. Except as otherwise provided by law, the Declaration or these By-laws, the chairman presiding over the meeting of Shareholders shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the Declaration and these By-laws and, if any proposed nomination or business is not in compliance with the procedures set forth in the Declaration or these By-laws, to declare that such defective proposal or nomination shall be disregarded. Any determination by the chairman presiding over a meeting of Shareholders shall be binding on all parties.

(3) For purposes of this Section 9.9, "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service, (ii) in a document publicly filed by the Trust with the Securities and Exchange Commission pursuant to the 1934 Act or the 1940 Act and the rules and regulations promulgated thereunder or (iii) on a Web site accessible to the public maintained by the Trust or by its investment adviser or an affiliate of such investment adviser with respect to the Trust.

(4) Notwithstanding the foregoing provisions of this Section 9.9, a Shareholder shall also comply with all applicable law, including, without limitation, requirements of state law and of the 1934 Act and the rules and regulations promulgated thereunder, with respect to the matters set forth in this Section 9.9.

9.10 Submission of Questionnaire, Representation and Agreement. To be eligible to be a Shareholder nominee for election as a Trustee of the Trust, the proposed nominee must deliver (in accordance with the time periods prescribed for delivery of a Shareholder Notice) to the Secretary of the Trust at the principal executive office of the Trust a written questionnaire with respect to the background and qualification of such person (which questionnaire shall be provided by the Secretary of the Trust upon written request) and a written representation and agreement that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any Person as to how such person, if elected as a Trustee of the Trust, will act or vote on any issue or

question (a "Voting Commitment") that has not been disclosed to the Trust or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a Trustee of the Trust, with such person's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any Person other than the Trust with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Trustee that has not been disclosed therein and (c) in such person's individual capacity, would be in compliance, if elected as a Trustee of the Trust, and will comply with all applicable publicly disclosed trust governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Trust.

ARTICLE 10
Extraordinary Transactions

10.1 Conversion to an Open-End Company. Except as required by the first sentence of Article IX Section 5 of the Declaration, no proposal for the conversion of the Trust from a "closed-end company" to an "open-end company," as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act (as in effect on the date these By-laws are adopted), shall be made to the Shareholders by the Trustees without the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.2 Termination of the Trust. Any termination of the Trust by the Trustees without a vote of the Shareholders pursuant to the second sentence of Article IX Section 1 of the Declaration shall require the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.3 Asset Sale. The sale, conveyance or transfer of the assets of the Trust to another trust, partnership, association or corporation organized under the laws of any state of the United States in exchange for cash, shares or other securities with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to the Trust pursuant to the first sentence of the third paragraph of Article IX Section 1 of the Declaration shall require the affirmative vote or consent of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees.

10.4 Certain Other Extraordinary Transactions. Unless otherwise required by the Declaration, these By-laws or applicable law, the affirmative vote or consent of at least (i) a majority of the Trustees and (ii) either (A) eighty percent (80%) of the Continuing Trustees or (B) seventy-five percent (75%) of the Shares outstanding and entitled to vote thereon shall be required to authorize any of the following actions, which approvals shall be in addition to any approvals required by the Declaration, these By-laws or applicable law:

(a) any merger, consolidation or share exchange of the Trust or any class (or series thereof) of Shares with or into any other Person or of any Person with or into the Trust or any class (or series thereof) of Shares;

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions in any 12 month period) to or with any other person of any assets of the Trust having an aggregate fair market value of $1,000,000 or more except for

portfolio transactions of the Trust (including pledges of assets in connection with borrowings or other transactions) effected in the ordinary course of the Trust's business;

(c) the issuance or transfer by the Trust (in one transaction or a series of transactions in any 12 month period) of any securities issued by the Trust to any other Person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $1,000,000 or more excluding (v) issuances or transfers of debt securities of the Trust, (w) sales of any securities of the Trust in connection with a public offering, (x) issuances of any securities of the Trust pursuant to a dividend reinvestment plan and/or cash purchase plan adopted by the Trust, (y) issuances of any securities of the Trust upon the exercise of any share subscription rights distributed by the Trust and (z) portfolio transactions effected by the Trust in the ordinary course of business;

ARTICLE 11
Books and Records; Writings

11.1 Books and Records. The books and records of the Trust and any series or classes thereof, including the share ledger or ledgers, may be kept in or outside The Commonwealth of Massachusetts at such office or offices of the Trust and/or its agents as may from time to time be determined by the officers of the Trust.

11.2 Access to Book and Records. The Shareholders shall only have such right to inspect the records, documents, accounts and books of the Trust or any class (or series of such class) thereof as may be granted from time to time by the Trustees in their sole discretion.

11.3 Writings. To the fullest extent permitted by applicable law, except as the Trustees may otherwise determine:

(a) any requirements in the Declaration or in the By-laws that any action be taken by means of any writing, including, without limitation, any written instrument, any written consent or any written agreement, shall be deemed to be satisfied by means of any electronic record in such form that is acceptable to the Trustees provided such form is capable of conversion into a written form within a reasonable time; and

(b) any requirements in the Declaration or in the By-laws that any writing be signed shall be deemed to be satisfied by any electronic signature in such form that is acceptable to the Trustees.

ARTICLE 12
Amendments to the By-laws

12.1 General. Except to the extent that the Declaration or applicable law requires a vote or consent of Shareholders, these By-laws may be amended, changed, altered or repealed, in whole or part, only by resolution of at least a majority of the Trustees and eighty percent (80%) of the Continuing Trustees then in office at any meeting of the Trustees, or by one or more writings signed by the required number of all of the Trustees and the Continuing Trustees.

EXHIBIT 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by Registrant ☑ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

DEUTSCHE MULTI-MARKET INCOME TRUST
DEUTSCHE STRATEGIC INCOME TRUST
(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid

previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

DEUTSCHE MULTI-MARKET INCOME TRUST ("KMM")
DEUTSCHE STRATEGIC INCOME TRUST ("KST")
A MESSAGE FROM EACH FUND'S BOARD OF TRUSTEES

August 18, 2016

Dear Shareholders:

The Joint Annual Meeting of Shareholders (the "Meeting") of KMM and KST (individually, a "Fund" and collectively, the "Funds") is to be held at 9:30 a.m. Eastern time, on September 30, 2016 at the offices of Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, New York 10154. Shareholders who are unable to attend the Meeting are strongly encouraged to submit a proxy, which is customary in meetings of this kind. A Notice of Joint Annual Meeting of Shareholders, a Joint Proxy Statement regarding the Meeting, a WHITE proxy card for your vote at the Meeting and a postage prepaid envelope in which to return your proxy are enclosed. You may instead authorize a proxy by touch-tone telephone or through the Internet, as explained on your proxy card.

At the Meeting, the shareholders of each Fund are being asked to consider and act upon two proposals described further below. There will also be an opportunity to discuss matters of interest to you as a shareholder. As previously announced and as discussed further in the Joint Proxy Statement, on July 13, 2016, the Board of each Fund approved the termination of each Fund, pursuant to which each Fund will make a liquidating distribution to shareholders no later than December 31, 2018.

At the meeting, shareholders are being asked to elect four (4) Board Members as set forth in the Notice of Joint Annual Meeting of Shareholders and as explained in the Joint Proxy Statement. Each Board unanimously recommends shareholders vote FOR the election of each of the Board's nominees.

In addition, shareholders of each Fund are being asked to consider a shareholder proposal for their Fund requesting that the Board of the Fund take the necessary steps to declassify the Fund's Board of Trustees. Western Investment, LLC has notified each Fund's Board that it intends to present this proposal regarding board declassification with respect to each Fund at the Meeting. If Western Investment, LLC does not properly present its shareholder proposal as required by Rule 14a-8 under the Securities Exchange Act of 1934 and the applicable provisions of the Fund's Amended and Restated By-laws (see Exhibit D) for either or both Funds at the Meeting, the proposal will not be submitted to a vote of shareholders of the applicable Fund(s). The Board believes for each Fund that the shareholder proposal would not be in the best interests of the Fund. After thorough consideration, each Board is recommending shareholders vote AGAINST the shareholder proposal for their Fund regarding Board declassification.

Western Investment, LLC has also notified each Fund of its intention to run an opposing slate of candidates against the Board's nominees for Board Members and otherwise solicit support for its proposal regarding board declassification. Western Investment, LLC might send you materials in an effort to solicit your vote for its Board nominees and its shareholder proposal. Each Board unanimously believes that Western Investment, LLC's actions are not in your Fund's best interests and urges you to NOT RETURN any proxy card sent to you by Western Investment, LLC.

Your vote at the Meeting is particularly important because of the possible nomination by a dissident shareholder of a separate slate of nominees. Each Fund's Board of Trustees unanimously recommends that you vote for the election of the Board's four nominees listed on the enclosed WHITE proxy card. Each Board believes that the Board's nominees will best serve the best interests of your Fund.

Thank you for your response and for your continued investment.

Respectfully,

John W. Ballantine
Henry P. Becton, Jr.
Dawn-Marie Driscoll
Keith R. Fox
Paul K. Freeman
Kenneth C. Froewiss
Richard J. Herring
William McClayton
Rebecca W. Rimel
William N. Searcy, Jr.
Jean Gleason Stromberg

A WHITE PROXY CARD IS ENCLOSED. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE JOINT ANNUAL MEETING FOR THE FUNDS ARE URGED TO SIGN THE WHITE PROXY CARD (UNLESS AUTHORIZING THEIR PROXIES BY TOUCH-TONE TELEPHONE OR THROUGH THE INTERNET) AND MAIL IT IN THE ENCLOSED POSTAGE PREPAID ENVELOPE SO AS TO ENSURE A QUORUM AT THE ANNUAL MEETING. THIS IS IMPORTANT WHETHER YOU OWN FEW OR MANY SHARES. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT GEORGESON, INC., YOUR FUND'S PROXY SOLICITOR, AT 866-695-6075.

DEUTSCHE MULTI-MARKET INCOME TRUST ("KMM")
DEUTSCHE STRATEGIC INCOME TRUST ("KST")
345 PARK AVENUE
NEW YORK, NEW YORK 10154

NOTICE OF JOINT ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 30, 2016

This is the formal notice for the joint annual meeting of shareholders of KMM and KST (individually, a "Fund" and collectively, the "Funds"). It tells you the proposals that you will be asked to vote on and the time and place of the joint annual meeting, in the event you choose to attend in person.

To the shareholders of the Funds:

A joint annual meeting of shareholders of each Fund will be held September 30, 2016 at 9:30 a.m. (Eastern time), at the offices of Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, New York 10154 (the "Meeting"), to consider the following proposals (each a "Proposal" and, collectively, the "Proposals"):

PROPOSALS:

(I) For KMM and KST, to elect four (4) Class II Board Members to the Board of Trustees of each Fund.

(II) For KMM only, to consider a shareholder proposal requesting that the Board of Trustees of the Fund take the necessary steps to declassify the Board, if properly presented at the Meeting.

(III) For KST only, to consider a shareholder proposal requesting that the Board of Trustees of the Fund take the necessary steps to declassify the Board, if properly presented at the Meeting.

The persons named as proxies will vote in their discretion on any other business that properly may come before the Meeting and at any adjournment(s) or postponement(s) thereof.

Holders of record of shares of each Fund at the close of business on July 20, 2016 are entitled to vote at the Meeting and at any adjournment(s) or postponement(s) thereof.

THE BOARD OF YOUR FUND RECOMMENDS THAT YOU VOTE FOR PROPOSAL I — THE ELECTION OF EACH CLASS II BOARD MEMBER NOMINEE.

THE BOARD OF YOUR FUND RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL II AND PROPOSAL III, AS APPLICABLE — THE SHAREHOLDER PROPOSAL REGARDING BOARD DECLASSIFICATION.

Your vote at the Meeting is particularly important to all shareholders of each Fund because of the possible nomination by a dissident shareholder of a separate slate of nominees. Each Fund's Board of Trustees unanimously recommends that you vote for the election of the Board's four nominees listed on the enclosed WHITE proxy card. Each Board believes that its nominees will best serve the interests of the Fund.

To the extent permitted by each Fund's Amended and Restated Agreement and Declaration of Trust, any meeting of shareholders may, by action of the chairman of the meeting, be adjourned without further notice with respect to one or more matters to be considered at such meeting to a designated time and place, whether or not a quorum is present with respect to such matter; upon motion of the chairman of the meeting, the question of adjournment may be submitted to a vote of the shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the shares present and entitled to vote with respect to the matter or matters adjourned, and without further notice to the extent permitted by each Fund's Amended and Restated Agreement and Declaration of Trust.

This notice and the related proxy materials are being mailed to shareholders of each Fund on or about August 22, 2016. This proxy is being solicited on behalf of your Fund's Board.

By Order of the Board

John Millette
Secretary

August 18, 2016

We urge you to mark, sign, date and mail the enclosed WHITE proxy card in the postage-paid envelope provided or to record your voting instructions by telephone or via the Internet so that you will be represented at the Meeting. If you complete and sign the WHITE proxy card (or tell us how you want to vote by voting by telephone or via the

Internet), we will vote it exactly as you tell us. If you simply sign the WHITE proxy card, we will vote it in accordance with your Board's recommendations on the Proposals. Your prompt return of the enclosed WHITE proxy card (or your voting by telephone or via the Internet) may prevent the necessity and expense of further solicitations. Please do not sign any gold or other color proxy card that may be provided by the dissident shareholder. If you have any questions, please call Georgeson Inc., your Fund's proxy solicitor, at the special toll-free number we have set up for you (866-695-6075), or contact your financial advisor.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.
2. Joint Accounts: Both parties should sign, and the name(s) of the party or parties signing should conform exactly to the name(s) shown in the registration on the proxy card.
3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration	Valid Signature
Corporate Accounts	
(1) ABC Corp	ABC Corp John Doe, Treasurer
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Trustee
Partnership Accounts	
(1) The XYZ Partnership	Jane B. Smith, Partner
(2) Smith and Jones, Limited Partnership	Jane B. Smith, General Partner
Trust Accounts	
(1) ABC Trust Account	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John B. Smith, Cust. F/b/o John B. Smith Jr. GMA/UTMA	John B. Smith
(2) Estate of John B. Smith	John B. Smith, Jr., Executor

DEUTSCHE MULTI-MARKET INCOME TRUST ("KMM")
DEUTSCHE STRATEGIC INCOME TRUST ("KST")
JOINT PROXY STATEMENT
FOR THE JOINT ANNUAL MEETING OF SHAREHOLDERS

August 18, 2016

GENERAL

This joint proxy statement (the "Proxy Statement") is being furnished in connection with the solicitation of proxies by the Board of each of KMM and KST (each a "Fund" and collectively, the "Funds"), for use at the annual meeting of shareholders of each Fund to be held jointly at the offices of Deutsche Investment Management Americas Inc. ("DIMA" or the "Advisor"), 345 Park Avenue, New York, New York 10154 on September 30, 2016 at 9:30 a.m. (Eastern time), and at any adjournment(s) or postponement(s) thereof (the "Meeting"). The principal executive address of the Funds is 345 Park Avenue, New York, New York 10154.

This Proxy Statement, along with the enclosed Notice of Joint Annual Meeting of Shareholders and the accompanying WHITE proxy card (the "Proxy Card"), are first being mailed to shareholders on or about August 22, 2016. The Proxy Statement explains what you should know before voting on the proposals described herein. Please read it carefully and keep it for future reference.

The term "Board," as used herein, refers to the board of trustees of each Fund. The term "Board Member," as used herein, refers to a person who serves as a trustee of a Fund (each a "Trustee").

The Meeting is being held to consider and to vote on the following proposals (each a "Proposal" and, collectively, the "Proposals") for each Fund, as indicated below and as described more fully herein, and such other matters as properly may come before the Meeting:

PROPOSALS:

(I) For KMM and KST, to elect four (4) Class II Board Members to the Board of Trustees of each Fund.

(II) For KMM only, to consider a shareholder proposal requesting that the Board of Trustees of the Fund take the necessary steps to declassify the Board, if properly presented at the Meeting.

(III) For KST only, to consider a shareholder proposal requesting that the Board of Trustees of the Fund take the necessary steps to declassify the Board, if properly presented at the Meeting.

THE BOARD OF YOUR FUND RECOMMENDS THAT YOU VOTE FOR PROPOSAL I — THE ELECTION OF EACH CLASS II BOARD MEMBER NOMINEE.

THE BOARD OF YOUR FUND RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL II AND PROPOSAL III, AS APPLICABLE — THE SHAREHOLDER PROPOSAL REGARDING BOARD DECLASSIFICATION.

The vote required to approve each Proposal is described under each Proposal and under "Additional Information — Quorum and Required Vote."

The persons named as proxies will vote in their discretion on any other business that properly may come before the Meeting and at any adjournment(s) or postponement(s) thereof.

The most recent Annual Report of each Fund, containing audited financial statements (each, an "Annual Report"), previously has been furnished to each Fund's shareholders. An additional copy of an Annual Report and the most recent Semi-Annual Report (each a "Semi-Annual Report") succeeding an Annual Report, if any, will be furnished without charge upon request by writing to your Fund at 345 Park Avenue, New York, New York 10154, or by calling 800-349-4281. Annual Reports and Semi-Annual Reports also are available on the Deutsche Asset Management website at www.deutschefunds.com and on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov.

PROPOSAL I
ELECTION OF BOARD MEMBERS

Shareholders of each Fund are being asked to elect Board Members to the Board of their Fund as described below.

Pursuant to each Fund's Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws, the Board of each Fund has been divided into three (3) classes with Board Members of each class being elected to serve until the third annual meeting following their election. At the Meeting, four (4) Class II Board Members are to be elected by shareholders of each Fund, each to hold office until the annual meeting of shareholders in 2019, or until the termination of the Fund as described below has been completed, and until such Board Member's successor is duly elected and qualifies or until such Board Member sooner dies, resigns, retires or is removed. As previously announced, the Board has approved the termination of KMM and KST, pursuant to which each Fund will make a liquidating distribution to shareholders no later than December 31, 2018. Board Members elected to the Boards of KMM and KST at the Meeting will serve until the termination of the Fund. In the event the termination of KMM and/or KST does not occur, Board Members elected to the Boards of KMM and/or KST would serve until the annual meeting of shareholders in 2019. The Class II Board Member nominees standing for election at the Meeting are: Mr. Henry P. Becton, Jr., Dr. Paul K. Freeman, Mr. William McClayton and Ms. Jean Gleason Stromberg (collectively, the "Board Member Nominees"). Under each Fund's current retirement policy, Mr. Becton, Jr. and Ms. Stromberg are scheduled to retire from the Board on December 31, 2018.

The Board Member Nominees were nominated by each Fund's Board upon the recommendation of the Board's Nominating and Governance Committee. The Board Member Nominees currently serve as Board Members of each Fund, and currently serve as Board Members of other Deutsche funds advised by DIMA.

Each Fund has received notice from Western Investment, LLC, a dissident shareholder, of Western Investment, LLC's intent to nominate a separate slate of individuals for election to the Board at the Meeting. As of the date of this Proxy Statement, Western Investment, LLC has completed preliminary filings of proxy statements for each of the Funds with the SEC with respect to the Meeting, and it is possible that Western Investment, LLC will prepare and mail proxy materials to solicit your vote in favor of the alternate nominees. As discussed more fully below, the Nominating and Governance Committee of the Board decided to recommend to the Board the nomination of the Board Member Nominees, not the individuals named in Western Investment, LLC's notice.

Each Board's Nominating and Governance Committee is responsible for evaluating candidates for membership on the Board and recommending a proposed slate of nominees for consideration by the full Board. In determining to recommend the nomination of current Board Members of each Fund, the Nominating and Governance Committee considered the cost and operational efficiencies realized by having a single consolidated board oversee substantially all Deutsche funds. The Nominating and Governance Committee also considered the qualifications of the candidates proposed to be nominated by Western Investment, LLC. Each Fund's Board concluded that the nomination of the current Board Members whose terms expire at the Meeting is in the best interests of the Fund because they will fairly and objectively consider the interests of the Fund. **Each Board unanimously recommends that shareholders vote for the election of the Board's nominees.**

It is the intention of the persons named in the enclosed Proxy Card to vote the shares represented thereby for the election of the Board Member Nominees unless the Proxy Card is marked otherwise. Each of the Board Member Nominees has consented to being named in the Proxy Statement and has agreed to serve as a Board Member of a Fund if elected. However, should any Board Member Nominee become unable or unwilling to serve prior to the Meeting, the persons named as proxies may vote your shares for substitute nominees, if any, recommended by the Board of your Fund.

Information Concerning the Board Member Nominees and Board Members

Information is provided below as of July 1, 2016 for the Board Member Nominees and the continuing Board Members for each Fund's Board. All of the Board Member Nominees and continuing Board Members are "non-interested" Board Members, as that term is used in the Investment Company Act of 1940, as amended (the "1940 Act") ("Independent Board Members"). See pages 9-10 for further discussion of the qualifications of the Board Member Nominees and the continuing Board Members.

P. Becton, Jr., Dawn-Marie Driscoll, Paul K. Freeman, Richard J. Herring, Rebecca W. Rimel, William N. Searcy, Jr. and Jean Gleason Stromberg. During the calendar year 2015, while the Investment Oversight Committee did not meet, the Fixed-Income and Asset Allocation Oversight Committee of each Fund's Board held five (5) meetings.

Operations Committee. The Operations Committee, which consists entirely of Independent Board Members, reviews the administrative operations and general compliance matters of a Fund. The Operations Committee reviews administrative matters related to the operations of a Fund, policies and procedures relating to portfolio transactions, custody arrangements, fidelity bond and insurance arrangements and such other tasks as the full Board deems necessary or appropriate. The current members of each Fund's Operations Committee are Dawn-Marie Driscoll (Chair), William N. Searcy, Jr. (Vice Chair), Keith R. Fox, Rebecca W. Rimel and Jean Gleason Stromberg. During the calendar year 2015, the Operations Committee of each Fund's Board held six (6) meetings.

Ad Hoc Committees. In addition to the standing committees described above, from time to time the Board of each Fund may also form ad hoc committees to consider specific issues.

Required Vote

Each Fund will vote separately on the election of Board Member Nominees. A majority of the shares outstanding and entitled to vote on the matter shall elect a Board Member Nominee.

Recommendation of the Board

The Board of your Fund believes that the election of each Board Member Nominee is in the best interests of your Fund. **Accordingly, the Board unanimously recommends that shareholders of each Fund vote FOR the election of each Board Member Nominee as set forth in Proposal I above.**

As noted above, Western Investment, LLC, a dissident shareholder, has notified each Fund of its intention to run an opposing slate of candidates against the Board Member Nominees. Western Investment, LLC might send you soliciting materials in an effort to solicit your vote for its nominees to each Fund's Board. Your Fund's Board urges you to NOT RETURN any proxy card sent to you by Western Investment, LLC.

PROPOSAL II — KMM ONLY
SHAREHOLDER PROPOSAL REGARDING BOARD DECLASSIFICATION

Shareholder Proposal

Arthur D. Lipson, Managing Member of Western Investment, LLC, on behalf of Western Investment, LLC ("Western"), P.O. Box 71279, Salt Lake City, Utah 84171, has advised the Fund that Western plans to introduce the resolution presented below at the Meeting. Pursuant to the statement on Schedule 13D/A filed by Western with the SEC on July 20, 2016, Western owned 1,025,693 shares of the Fund's units of beneficial interest as of July 19, 2016. If Western does not properly present this proposal at the Meeting, the proposal will not be submitted to a vote. The Board believes that this shareholder proposal would not be in the best interests of the Fund and asks shareholders to consider the Board's response which follows the shareholder proposal and supporting statement. **The Board unanimously recommends that you vote AGAINST the shareholder proposal regarding Board declassification set forth below.**

Shareholders should be aware that the shareholder proposal, if properly presented for shareholder action at the Meeting, is simply a recommendation that the Board consider Board declassification. Approval of the shareholder proposal would not automatically result in the elimination of the Fund's classified board structure. In order to eliminate the Fund's classified board structure, the Board would need to approve a formal amendment repealing the classified board provisions of the Fund's Amended and Restated By-Laws.

In accordance with the rules of the Securities and Exchange Commission ("SEC"), the text of Western's resolution and supporting statement is printed verbatim from their submission. Neither the Fund, the Board, nor DIMA is responsible for the contents of Western's proposal or supporting statement.

BEGINNING OF WESTERN'S PROPOSAL AND SUPPORTING STATEMENT

Proposal

RESOLVED, that the shareholders of Deutsche Multi-Market Income Trust ("KMM") hereby request that the Board of Directors of KMM (the "Board") take the necessary steps to declassify the Board so that all directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Supporting Statement:

We believe the annual election of all directors encourages board accountability to its shareholders and when directors are held accountable for their actions, they perform better. This view is shared by most, who believe it to be the standard for corporate governance best practices. According to FactSet Research Systems, the vast majority of companies in the S&P 500 and Russell 1000 indexes elect all directors annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the KMM Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

KMM's investment manager, Deutsche Investment Management Americas Inc. ("DIM"), has further blocked shareholder rights by requiring that directors be elected by a near-impossible absolute majority of shares outstanding, rather than a majority of shares voting, thereby enabling losing incumbents to remain in office following a contested election.

Further, KMM's Board has a long history of acting in an undemocratic manner by failing to recognize all votes cast, failing to seat dissident directors who won the overwhelming majority of votes cast at annual meetings and failing to hold timely annual meetings.

Subsequently, the director of the SEC's Division of Investment Management has publicly criticized all of these shareholder-unfriendly behaviors.

We remain committed to improving corporate governance at KMM for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help KMM achieve its optimal valuation.

In this challenging economic environment, accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments in KMM. Sadly, KMM's shares have consistently traded at a persistent discount to its per share net asset value. For example, on September 29, 2015, the discount was an abysmal 17.76%.

DIM has overseen significant losses in KMM and its seven taxable sister funds. Due to shareholder pressures (including overwhelming losses in proxy contests), six of the seven funds have, or are scheduled to be, liquidated or converted into open-end funds.

KMM's classified board and majority voting requirements also violate DIM's own corporate governance voting standards, an embarrassing contradiction.

If this proposal is approved and adopted by the Board, all directors would be subject to annual election after the phase-in period.

For a greater voice in KMM's corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote **FOR** this proposal.

END OF WESTERN'S PROPOSAL AND SUPPORTING STATEMENT

Recommendation of the Board of Trustees

After carefully considering Western's proposal, the Board unanimously recommends that you vote **AGAINST** the shareholder proposal. The Board believes that the classified Board structure continues to be in the best interests of the Fund, and that Western appears to be using the proposal to unfairly attack the performance of the Board and further its own short-term interests, which may not be in the best interests of long-term shareholders. The Board remains committed to balancing such potentially opposing interests so as to act in the best interests of all shareholders, as evidenced by its recent decision to approve the termination of the Fund, pursuant to which the Fund will make a liquidating distribution to shareholders no later than December 31, 2018 (the "Liquidation"). The Board believes that the Liquidation preserves the benefits of the closed-end structure for a reasonable period of time for shareholders while providing a date certain by which shareholders will receive net asset value for their shares.

Background on Classified Board Structure

The Fund's Amended and Restated By-Laws provide for the Board Members to be classified into three classes of approximately equal size, and the Board Members of each class are elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following their election and until their successors are duly elected and qualified. The Fund's classified board structure is intended to promote stability and continuity in the management of the Fund by ensuring that a majority of the Fund's Board Members at any given time have prior experience as Board Members of the Fund and knowledge about the Fund's operations. In addition, the classified board structure is designed to reduce the Fund's vulnerability to hostile takeover attempts or the threats of proxy fights by activist shareholders who may have short-term interests that are not aligned with the best interests of the Fund. Because only approximately one-third of the

Fund's Board Members are elected at any annual meeting of shareholders, at least two annual meetings would be required to effect a change in control of the Fund's Board, giving the Board the time and leverage necessary to engage activist shareholders in good-faith, arm's length discussions and to negotiate the best result for the Fund. Absent the classified board structure, an activist shareholder could unilaterally gain control of the Fund by acquiring or obtaining voting control over a sufficient number of the Fund's shares to replace the entire Board with its own nominees at a single annual meeting. The classified board structure does not prevent hostile takeover attempts, but it provides the Fund with some protection against abusive tactics and artificial pressures and provides the Board the time and opportunity to negotiate with activist shareholders and to make decisions that seek to balance the interests of all shareholders of the Fund, not just short-term activist shareholders.

The Board's Statement in Opposition

In its supporting statement, Western argues against the classified board structure by stating: "It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders." The Board believes that these statements are inaccurate and unfounded. A Board Member elected to a classified board is no less accountable or responsive to shareholders than he or she would be if elected annually. A Board Member on a classified board has the same ongoing duties to the Fund, regardless of how often he or she stands for election. The Board reviews matters relating to the Fund, including performance matters and trading discounts, on an ongoing basis and seeks to balance the interests of all shareholders of the Fund.

As noted above, the Board believes that Western is using the proposal to unfairly attack the performance of the Board and further its own short-term interests. The Board believes that this is evident in Western's false and misleading statements about the Fund's performance and trading discount. Western attacks the Fund's performance by stating that "[DIMA] has overseen significant losses in KMM," but this statement is simply not true. In fact, while the performance of the Fund has fluctuated over different measurement periods, the Fund's average annual total returns since inception on January 23, 1989 through June 30, 2016 are 9.40% and 8.72% based on net asset value and market price, respectively. Similarly, Western's statements about the Fund's trading discount are misleading. Western states: "Sadly, KMM's shares have consistently traded at a persistent discount to its per share net asset value. For example, on September 29, 2015, the discount was

an abysmal 17.76%." In considering Western's statement, shareholders should know that Western selected the day on which the Fund traded at its largest discount over the past five years. The complete facts are that, like all closed-end funds, the Fund typically trades at either a discount or premium to its per share net asset value and while the Fund has traded at an average discount of 3.11% over the five-year period ended June 30, 2016, it has also experienced periods where it has traded at a premium.

The Board believes that long-term shareholders of the Fund have benefited from good total return performance and a steady stream of income. In overseeing the Fund, the Board regularly reviews the trading price of the Fund. While, at times, the Fund has traded at a premium, for the majority of its history it has traded at a relatively small discount. When the discount has widened, the Board has taken steps to seek to address it. In 2009, for example, the Board adopted a share repurchase program. In 2015 and early 2016, when the Fund's discount widened, the Board, at a meeting in February 2016, increased the number of shares subject to repurchase under the program from 5% to 10% of the Fund's outstanding shares. While the Fund's discount narrowed from 11.31% (as of February 26, 2016, the date the increase in the shares subject to repurchase was announced) to 8.95% (as of June 28, 2016), the Board reviewed additional options for the Fund at its May and July 2016 meetings. Based on this review, at its July 2016 meeting, the Board approved the Liquidation of the Fund. The Board believes that this action balances the interests of both short-term and long-term shareholders by establishing a date certain by which all shareholders will receive net asset value for their shares on the liquidation date, while preserving the benefits of the closed-end structure, including the potential to enhance investment returns through the use of leverage and the ability to fully invest the Fund's portfolio without having to manage daily cash inflows and/or redemptions, for shareholders for a specified period of time.

For the reasons discussed above, the Board believes that the classified board structure continues to be in the best interests of the Fund and that Western appears to be using the proposal to unfairly attack the performance of the Board and further its own short-term interests, which may not be in the best interests of long-term shareholders. The Board has always sought to act for the benefit of all shareholders in the Fund and believes that the Liquidation of the Fund no later than December 31, 2018 fairly balances the interests of all shareholders. The Board unanimously recommends that you vote **AGAINST** the shareholder proposal.